04012091

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435__________ FACSIMILE: 03( )__________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

January 5, 2004

SEC MAIL PROCESSING RECEIVED JAN 12 2004 WASH. D.C. 156 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

SUPPL

Dear Sirs:

We enclose some documents, which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between August 25, 2003 and January 5, 2004, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Keisuke Otani, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

By Y. Kishi

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

DW 1/15

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN Aug.25, 2003 AND Jan. 5, 2004

A. ENGLISH LANGUAGE DOCUMENTS

1. No Interim Dividends for Fiscal Year Ending March 31, 2004, announced on September 17, 2003 (Press release) (Exhibit 1)
2. Semiannual Report for the six months ended September 30, 2003 (Exhibit 2)

B. JAPANESE LANGUAGE DOCUMENTS

1. Semiannual Securities Report dated November 25, 2003 which was filed with the Ministry of Finance
   (Exhibit 3, Summary English translation attached)
2. Semiannual Business Report to the shareholders for six months ended September 30, 2003
   (Exhibit 4, Summary English translation attached)
3. Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2010, which was filed with the Ministry of Finance.
   (Exhibit 5, Summary English translation attached)
4. Brief Statements of interim Financial Results and Forecast dated November 7, 2003
   (Press release)
   (Exhibit 6, Summary English translation attached)

Exhibit 1

FOR RELEASE: September 17, 2003

No Interim Dividends for Fiscal Year Ending March 31, 2004

Kawasaki Heavy Industries, Ltd. today has announced that there will be no interim dividends for fiscal year ending March 31, 2004.

KAWASAKI HEAVY INDUSTRIES, LTD.

Exhibit 2

2003 Semiannual Report

For the six months ended September 30, 2003

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
For the period:			
Net sales	**¥ 523,270**	¥ 539,691	**$ 4,703,551**
Operating income (loss)	**1,616**	(2,234)	**14,526**
Net loss	**3,396**	3,488	**30,526**
Research and development expenses	**6,100**	6,400	**54,831**
Depreciation and amortization	**15,796**	15,348	**141,987**
Net cash provided by operating activities	**11,000**	21,068	**98,876**
Per share (in yen and U.S. dollars):			
Net loss	**2.40**	2.50	**0.02**
Cash dividends	**—**	—	**—**
At period-end:			
Total assets	**1,160,291**	1,172,682	**10,429,581**
Total shareholders' equity	**180,880**	159,451	**1,625,887**
Orders received and outstanding:			
Orders received during the period	**521,255**	523,025	**4,685,438**
Order backlog at the period-end	**1,154,122**	1,190,754	**10,374,130**
Number of employees	**29,651**	29,009	

Notes: 1. This Semiannual Report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥111.25 to $1.00, the approximate rate of exchange at September 30, 2003.

Net Sales
(Billions of yen)



Apr. 2003–Mar. 2004
523.3
Apr. 2002–Mar. 2003
539.7
699.9
Apr. 2001–Mar. 2002
492.1
652.4
Apr. 2000–Mar. 2001
454.3
606.2
0
200
400
600
800
1,000
1,200
1,400
First half
Second half

Net Income (Loss)
(Billions of yen)



Apr. 2003–Mar. 2004
(3.4)
Apr. 2002–Mar. 2003
(3.5)
16.5
Apr. 2001–Mar. 2002
(2.3)
8.6
Apr. 2000–Mar. 2001
(12.4)
2.1
-15
-10
-5
0
5
10
15
20
First half
Second half

To Our Shareholders

Transforming Our Earnings Structure and Targeting Sustainable Growth

Although signs of recovery emerged in the Japanese economy during the six-month interim period ended September 30, 2003, overall economic conditions remained weak, along with the continuation of cuts in government public works investment and lackluster personal consumption.

In this operating environment, the Kawasaki Heavy Industries (KHI) Group conducted proactive marketing activities and reported total orders received on a consolidated basis of ¥521.3 billion, a decline of ¥1.8 billion, or 0.3%, compared to the interim period of the previous fiscal year. Orders for the Rolling Stock, Construction Machinery & Crushing Plant and Aerospace segments rose, while those for the Shipbuilding and Plant & Infrastructure Engineering segments declined.

Net sales for the interim period decreased ¥16.4 billion, or 3.0%, relative to the interim period of the previous fiscal year, to ¥523.3 billion, despite increases in the Aerospace and certain other segments, as sales of the Plant & Infrastructure Engineering, Rolling Stock, Construction Machinery & Crushing Plant, and other segments declined.

From an earnings perspective, we reported operating income of ¥1.6 billion, compared with an operating loss of ¥2.2 billion for the interim period of the previous year, mainly because of an improvement in margins in our Shipbuilding segment. As a result of the absence of a deferral of tax expenses under tax-effect accounting guidelines, the net loss for the interim period was ¥3.4 billion, an improvement of ¥0.1 billion, or 2.6%, from the same period of the previous year.

Although our basic policy regarding allocation of earnings is to pay stable dividends to our shareholders, in view of the loss for the interim period and in consideration of the need to expand retained earnings to enhance our capabilities for future growth, we regret that we have decided to suspend the payment of cash dividends for the interim period under review.

The corporate philosophy of the KHI Group is to draw on its broad base of advanced technologies to create new value in product offerings that work modern-day wonders on land, at sea, and in the air and contribute to economic and social development around the world. To attain the goals of its corporate philosophy, the fundamental management policy of the KHI Group is to work to increase customer satisfaction by providing superior products and services—differentiated by technology and the strength of the Kawasaki brand—that increase its enterprise value and respond to the expectations of its shareholders, customers, and employees and the communities it serves.

Based on this fundamental guiding principle, we are working to build a strong earnings base by evolving toward a business portfolio that can adapt successfully to

changes in the business environment and achieve sustainable growth. Our target is to reach a before-tax return on invested capital (ROIC) of 9% or higher by the end of the fiscal year ending March 31, 2007.

To attain our objectives, we are sharpening the focus of our business portfolio through the exercise of selectivity and concentration in allocating our corporate resources. We are directing our resources especially toward core and developing businesses, namely Aerospace, Consumer Products & Machinery, and Rolling Stock, Gas Turbines & Machinery, and working to strengthen the contribution of these activities to KHI's earnings.

Also, under our policy of "Quality followed by Quantity," we are making every effort to offer products and services that are differentiated by technology and brand equity and further sharpening our business model aimed at strengthening profitability and creating a stable, high-margin earnings foundation.

For the foreseeable future, we must assume that the operating environment in Japan and overseas will remain challenging. To enhance KHI's enterprise value through the attainment of sustainable growth, we plan to move forward with realignments in our portfolio of businesses and steadily implement a range of initiatives to improve profitability. As an integral part of these activities, we strengthened our base of operations in the aerospace field by welcoming NIPPI Corporation as a wholly owned subsidiary and took additional steps to reform our earnings structure in the steel structures business through the closure of the Noda Works and the consolidation of its operations into the Harima Works.

Along with these measures, we are taking urgent countermeasures to cope with the adverse affects caused by the recent appreciation of the yen against the dollar. Furthermore, we are taking steps to increase the proportion of dollar-denominated costs and introduce greater flexibility in our labor costs in order to deal more flexibly and effectively with medium- to long-term changes in the operating environment, including exchange rate fluctuations.

As these comments suggest, KHI is moving forward steadily with the implementation of its K21 Medium-Term Business Plan, which is intended to improve KHI's capabilities for adapting to change in the business environment. We would like to take this opportunity to thank our shareholders for their support and look forward to their continuing advice and understanding.

December 2003

Masamoto Tazaki
President and CEO

Shipbuilding

For the interim period under review, this segment received orders amounting to ¥46.7 billion. Although orders for 10 new vessels—one LNG carrier, eight bulk carriers, and one VLCC (Very Large Crudeoil Carrier)—were secured during the period, total orders declined ¥28.5 billion, or 37.9%, from the same period of the previous fiscal year, when the segment received orders for three LNG carriers and other vessels.

Net sales rose ¥1.9 billion, or 3.7%, to ¥51.7 billion, due mainly to increased sales of newbuildings.

Operating income totaled ¥3.9 billion, a substantial improvement from the same period of the previous fiscal year when the segment posted an operating loss of ¥1.5 billion, owing to the sale of higher-margin vessels.

A total of six vessels were delivered in the interim period: two LNG carriers, two LPG carriers, and two bulk carriers.



Rolling Stock, Construction Machinery & Crushing Plant

This segment reported a ¥27.0 billion, or 35.6%, increase in total orders received for the interim period, to ¥102.7 billion, including orders for subway cars to be delivered to the New York City Transit Authority (NYCT) and Taiwan.

Net sales declined ¥21.5 billion, or 27.1%, to ¥57.9 billion, due mainly to the reduction of large-scale overseas sales compared to the interim period of the previous fiscal year, which benefited from sales of subway cars to the NYCT and electric trains for Hong Kong.

Operating income rose to ¥1.5 billion, an increase of ¥0.5 billion, or 49.4%, in tandem with the improvement in the profitability of domestic orders.



Aerospace

Orders received by this segment—including orders from The Boeing Company mainly for component parts for its 777 and 767 passenger aircraft and from the Japan Defense Agency (JDA) for spare parts for aircraft—rose ¥5.9 billion, or 23.4%, from the same period of the previous fiscal year, to ¥31.3 billion.

Net sales rose a substantial ¥24.2 billion, or 52.9%, to ¥69.8 billion, owing to sales related to developing the next-generation aircraft for the JDA: the P-X, Next Maritime Aircraft, and the C-X, Next Transport Aircraft, as well as the inclusion of NIPPI within the scope of consolidation beginning with the interim period under review.

Operating income increased ¥0.7 billion, or 54.6%, to ¥2.1 billion.



Gas Turbines & Machinery

Orders received rose ¥3.3 billion, or 6.5%, from the same period of the previous fiscal year, to ¥53.4 billion, reflecting increases in orders for component parts for the V2500, Trent, and other jet engines for commercial aircraft.

Net sales decreased ¥1.9 billion, or 2.8%, to ¥65.8 billion, mainly because of lower turnover of turbines/boilers for vessels and industrial gas turbine power generators.

Operating income was down ¥1.3 billion, or 64.4%, to ¥0.7 billion.

Plant & Infrastructure Engineering

This segment reported a decline of ¥24.6 billion, or 30.1%, in orders received, to ¥57.3 billion, despite an order for a ferro-nickel production plant from Indonesia and certain other facilities, due to a smaller number of major orders for the interim period.

Despite sales of municipal refuse incineration plants to local governments and a combined cycle power plant to Brazil, net sales were down ¥29.6 billion, or 36.9%, from the same period of the previous fiscal year, to ¥50.5 billion. This result was because of the relatively high level of sales reported in the interim period of the previous year for a fertilizer plant in China and large municipal refuse incineration plants.

This segment reported an operating loss of ¥5.0 billion, an increase of ¥0.4 billion, or 8.7%, from the same period of the previous year as a result of the decline in sales.

Consumer Products & Machinery

Net sales of this segment exceeded those of the interim period of the previous year by ¥3.3 billion, or 2.1%, rising to ¥165.7 billion as a result of higher sales of motorcycles in U.S. and European markets.

As a consequence of higher sales promotion expenses and other factors, the segment reported an operating loss of ¥2.6 billion, an increase of ¥2.5 billion.



Other

Orders received in this segment rose ¥11.9 billion, or 22.7%, from the same period of the previous fiscal year, to ¥64.2 billion. Net sales were also up ¥7.3 billion, or 13.3%, to ¥61.9 billion, principally due to higher overseas sales of industrial hydraulic equipment to China. Operating income amounted to ¥1.2 billion, representing an improvement of ¥1.7 billion.

Note: The industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, has been included in the Other segment beginning with the interim period under review. Data for the interim period of the previous fiscal year have been reclassified to reflect this change.

Review by Geographic Segment

Sales in Japan for the interim period under review amounted to ¥366.4 billion, a slight increase of ¥2.6 billion, or 0.7%, from the same period of the previous fiscal year. Operating loss dropped ¥5.6 billion, or 91.8%, to ¥0.5 billion, supported by a recovery in the shipbuilding business.

In North America, sales were down ¥24.2 billion, or 19.2%, to ¥101.9 billion, because of reduced deliveries to customers from the rolling stock subsidiary. This geographic segment reported an operating loss of ¥0.9 billion, compared with an operating income of ¥0.4 billion for the same period of the previous fiscal year.

Sales in Europe increased ¥6.8 billion, or 18.1%, to ¥44.1 billion, because of higher revenues of the motorcycle sales subsidiary in the region. Operating income declined ¥0.4 billion, or 33.0%, to ¥0.7 billion.

In Asia, sales declined ¥1.8 billion, or 17.7%, from the interim period of the previous fiscal year, to ¥8.4 billion, and this geographic segment reported an operating loss of ¥0.3 billion compared to operating income of ¥0.2 billion in the interim period of the previous fiscal year.

In other areas, sales increased ¥0.3 billion, or 13.7%, to ¥2.5 billion, and operating performance achieved break-even—approximately the same level as for the interim period of the previous fiscal year.

Cash Flows

During the interim period under review, net cash provided by operating activities amounted to ¥11.0 billion, compared with ¥21.1 billion for the same period of the previous year. Net cash used in investing activities was ¥14.3 billion, versus ¥18.9 billion for the same period of the previous year. Acquisition of property, plant and equipment accounted for the largest portion of these cash outlays. Net cash used in financing activities amounted to ¥4.6 billion, compared with ¥38.3 billion in the same period of the previous year, as the Company reduced the amount of debt outstanding. Free cash flow, which is the sum of net cash provided by operating activities and net cash used in investing activities, was negative ¥3.3 billion. As a result of these factors, cash and cash equivalents at the end of the interim period were ¥7.2 billion lower than at the end of March 2003, amounting to ¥52.6 billion.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2003 and September 30, 2002

	Millions of yen			Thousands of U.S. dollars
	September 30, 2003 (unaudited)	March 31, 2003	September 30, 2002 (unaudited)	**September 30, 2003** (unaudited)
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 54,111**	¥ 61,185	¥ 55,463	**$ 486,391**
Receivables, less allowance	**313,103**	393,067	321,214	**2,814,409**
Inventories	**392,741**	342,387	415,451	**3,530,257**
Other current assets	**46,907**	31,323	50,510	**421,636**
Total current assets	**806,862**	827,962	842,638	**7,252,693**
Investments and long-term loans, less allowance	**72,783**	65,744	74,068	**654,228**
Net property, plant and equipment	**261,884**	234,352	240,552	**2,354,013**
Intangible and other assets	**18,762**	21,103	15,424	**168,647**
Total assets	**¥1,160,291**	¥1,149,161	¥1,172,682	**$10,429,581**
Liabilities and shareholders' equity:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 229,708**	¥ 201,248	¥ 221,919	**$ 2,064,791**
Payables	**241,502**	294,769	272,351	**2,170,804**
Advances from customers	**140,441**	100,829	155,872	**1,262,391**
Other current liabilities	**79,680**	93,345	66,667	**716,225**
Total current liabilities	**691,331**	690,191	716,809	**6,214,211**
Long-term liabilities:				
Long-term debt, less current portion	**205,178**	226,936	226,922	**1,844,297**
Others	**79,155**	51,858	64,177	**711,505**
Total long-term liabilities	**284,333**	278,794	291,099	**2,555,802**
Minority interests	**3,747**	5,591	5,323	**33,681**
Shareholders' equity:				
Common stock	**81,427**	81,427	81,427	**731,928**
Capital surplus	**31,388**	24,683	24,683	**282,139**
Retained earnings	**70,742**	77,069	60,559	**635,883**
Net unrealized gains on securities	**9,326**	3,671	4,836	**83,829**
Foreign currency translation adjustments	**(11,918)**	(12,225)	(12,029)	**(107,128)**
Treasury stock	**(85)**	(40)	(25)	**(764)**
Total shareholders' equity	**180,880**	174,585	159,451	**1,625,887**
Total liabilities and shareholders' equity	**¥1,160,291**	¥1,149,161	¥1,172,682	**$10,429,581**

Condensed Consolidated Statements of Operations and Retained Earnings

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Net sales	**¥523,270**	¥539,691	**$4,703,551**
Cost of sales	**452,815**	474,106	**4,070,247**
Gross profit	**70,455**	65,585	**633,304**
Selling, general and administrative expenses	**68,839**	67,819	**618,778**
Operating income (loss)	**1,616**	(2,234)	**14,526**
Other income (expenses):			
Interest and dividend income	**1,106**	2,221	**9,942**
Equity in income of unconsolidated subsidiaries and affiliates	**326**	61	**2,930**
Interest expense	**(3,941)**	(5,157)	**(35,425)**
Other, net	**(55)**	(3,400)	**(494)**
Loss before income taxes and minority interests	**948**	8,509	**8,521**
Income taxes	**(2,511)**	5,109	**(22,571)**
Minority interests in net loss (income) of consolidated subsidiaries	**63**	(88)	**566**
Net loss	**¥ 3,396**	¥ 3,488	**$ 30,526**
Retained earnings:			
Balance at the beginning of the period	**¥ 77,069**	¥ 64,110	**$ 692,755**
Net loss for the period	**3,396**	3,488	**30,526**
Cash dividends	**(2,781)**	(—)	**(24,998)**
Bonuses to directors and statutory auditors	**(71)**	(63)	**(638)**
Other	**(79)**	(—)	**(710)**
Balance at the end of the period	**¥ 70,742**	¥ 60,559	**$ 635,883**

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Cash flows from operating activities:			
Loss before income taxes and minority interests	**¥ (948)**	¥ (8,509)	**$ (8,521)**
Depreciation and amortization	**15,796**	15,348	**141,987**
Provision for retirement and severance benefits	**2,256**	4,484	**20,279**
Accrued bonuses	**(2,801)**	709	**(25,178)**
Provision for (reversal of) allowance for doubtful accounts	**277**	(1,403)	**2,490**
Loss on sales of investments in subsidiaries	**(118)**	—	**(1,061)**
Gain (loss) on sale of securities	**(413)**	38	**(3,712)**
Gain (loss) on sale of fixed assets	**(311)**	648	**(2,796)**
Gain on contribution of securities to employees' retirement benefit trust	**—**	(1,312)	**—**
Provision for restructuring charges	**(1,047)**	—	**(9,411)**
Interest and dividend income	**(1,106)**	(2,221)	**(9,942)**
Interest expense	**3,941**	5,157	**35,425**
Changes in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	**80,614**	74,404	**724,620**
Inventories	**(40,904)**	(49,120)	**(367,676)**
Other current assets	**(8,240)**	(5,661)	**(74,067)**
Increase (decrease) in:			
Trade payables	**(51,844)**	(48,634)	**(466,013)**
Advances received	**39,964**	44,454	**359,227**
Other current liabilities	**(12,631)**	(3,289)	**(113,537)**
Other, net	**(810)**	1,071	**(7,283)**
Subtotal	**21,675**	26,164	**194,831**
Cash received for interest and dividends	**1,726**	2,266	**15,514**
Cash paid for interest	**(3,986)**	(4,761)	**(35,829)**
Cash paid for income taxes	**(8,415)**	(2,601)	**(75,640)**
Net cash provided by operating activities	**11,000**	21,068	**98,876**

Continues to next page

Continued from previous page	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars 2003
Cash flows from investing activities:			
Increase in time deposits due more than three months	**¥ (132)**	¥ (174)	**$ (1,187)**
Acquisition of property, plant and equipment	**(14,669)**	(17,276)	**(131,856)**
Proceeds from property, plant and equipment	**1,584**	489	**14,238**
Acquisition of intangible assets	**(2,478)**	(741)	**(22,274)**
Proceeds from intangible assets	**12**	22	**108**
Acquisition of investments in securities	**(406)**	(876)	**(3,649)**
Proceeds from investments in securities	**819**	139	**7,362**
Increase (decrease) in short-term loans	**235**	(871)	**2,112**
Payment received on long-term loans receivable	**(34)**	(459)	**(306)**
Proceeds from collection of long-term loans receivable	**123**	408	**1,106**
Proceeds from purchase of newly consolidated subsidiaries' stock	**—**	162	**—**
Decrease in other investments	**631**	245	**5,672**
Net cash used for investing activities	**(14,315)**	(18,932)	**(128,674)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**13,682**	(27,537)	**122,984**
Proceeds from long-term debt	**15,675**	14,434	**140,899**
Repayment of long-term debt	**(31,007)**	(25,105)	**(278,714)**
Acquisition of treasury stock	**(62)**	(15)	**(557)**
Cash dividends paid	**(2,747)**	(1)	**(24,692)**
Cash dividends paid to minority interests	**(128)**	(100)	**(1,151)**
Net cash used for financing activities	**(4,587)**	(38,324)	**(41,231)**
Effect of exchange rate changes	**366**	481	**3,290**
Net decrease in cash and cash equivalents	**(7,536)**	(35,707)	**(67,739)**
Cash and cash equivalents at beginning of the period	**59,837**	89,777	**537,861**
Increase due to inclusion in consolidation	**1,330**	—	**11,955**
Decrease due to exclusion from consolidation	**(999)**	—	**(8,980)**
Cash and cash equivalents at end of the period	**¥52,632**	¥54,070	**$473,097**

Segment Information

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2002 (unaudited)

Note: The industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, has been included in the Other segment beginning with the interim period under review. Data for the interim period of the previous fiscal year have been reclassified to reflect this change.

(a) Information by industry segment

	Millions of yen				
	2003				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	**¥ 51,683**	**¥ 780**	**¥ 52,463**	**¥ 48,606**	**¥3,857**
Rolling Stock, Construction Machinery & Crushing Plant	**57,885**	**1,585**	**59,470**	**57,995**	**1,475**
Aerospace	**69,815**	**983**	**70,798**	**68,727**	**2,071**
Gas Turbines & Machinery	**65,799**	**5,269**	**71,068**	**70,333**	**735**
Plant & Infrastructure Engineering	**50,530**	**5,566**	**56,096**	**61,096**	**(5,000)**
Consumer Products & Machinery	**165,651**	**1,661**	**167,312**	**169,950**	**(2,638)**
Other	**61,907**	**19,605**	**81,512**	**80,267**	**1,245**
Total	**523,270**	**35,449**	**558,719**	**556,974**	**1,745**
Eliminations	**—**	**(35,449)**	**(35,449)**	**(35,320)**	**(129)**
Consolidated total	**¥523,270**	**¥ —**	**¥523,270**	**¥521,654**	**¥1,616**

	Millions of yen				
	2002				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	¥ 49,823	¥ 711	¥ 50,534	¥ 52,066	¥(1,532)
Rolling Stock, Construction Machinery & Crushing Plant	79,423	1,197	80,620	79,633	987
Aerospace	45,657	829	46,486	45,146	1,340
Gas Turbines & Machinery	67,694	5,441	73,135	71,070	2,065
Plant & Infrastructure Engineering	80,128	10,713	90,841	95,439	(4,598)
Consumer Products & Machinery	162,316	2,291	164,607	164,768	(161)
Other	54,650	18,269	72,919	73,355	(436)
Total	539,691	39,451	579,142	581,477	(2,335)
Eliminations	—	(39,451)	(39,451)	(39,522)	101
Consolidated total	¥539,691	¥ —	¥539,691	¥541,925	¥(2,234)

	Thousands of U.S. dollars				
	2003				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	**$ 464,566**	**$ 7,011**	**$ 471,577**	**$ 436,908**	**$34,669**
Rolling Stock, Construction Machinery & Crushing Plant	**520,315**	**14,247**	**534,562**	**521,303**	**13,259**
Aerospace	**627,551**	**8,836**	**636,387**	**617,771**	**18,616**
Gas Turbines & Machinery	**591,452**	**47,362**	**638,814**	**632,207**	**6,607**
Plant & Infrastructure Engineering	**454,202**	**50,031**	**504,233**	**549,178**	**(44,945)**
Consumer Products & Machinery	**1,488,998**	**14,930**	**1,503,928**	**1,527,640**	**(23,712)**
Other	**556,467**	**176,225**	**732,692**	**721,501**	**11,191**
Total	**4,703,551**	**318,642**	**5,022,193**	**5,006,508**	**15,685**
Eliminations	**—**	**(318,642)**	**(318,642)**	**(317,483)**	**(1,159)**
Consolidated total	**$4,703,551**	**$ —**	**$4,703,551**	**$4,689,025**	**$14,526**

(b) Information by geographic area

	Millions of yen				
	2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥366,350	¥68,812	¥435,162	¥435,661	¥ (499)
North America	101,934	8,057	109,991	110,870	(879)
Europe	44,119	2,263	46,382	45,652	730
Asia	8,385	4,819	13,204	13,514	(310)
Other areas	2,482	41	2,523	2,472	51
Total	523,270	83,992	607,262	608,169	(907)
Eliminations	—	(83,992)	(83,992)	(86,515)	2,523
Consolidated total	¥523,270	¥ —	¥523,270	¥521,654	¥1,616

	Millions of yen				
	2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥363,783	¥78,793	¥442,576	¥448,631	¥(6,055)
North America	126,182	7,984	134,166	133,803	363
Europe	37,360	1,891	39,251	38,162	1,089
Asia	10,184	3,540	13,724	13,488	236
Other areas	2,182	62	2,244	2,161	83
Total	539,691	92,270	631,961	636,245	(4,284)
Eliminations	—	(92,270)	(92,270)	(94,320)	2,050
Consolidated total	¥539,691	¥ —	¥539,691	¥541,925	¥(2,234)

	Thousands of U.S. dollars				
	2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	$3,293,034	$618,535	$3,911,569	$3,916,054	$ (4,485)
North America	916,261	72,422	988,683	996,584	(7,901)
Europe	396,575	20,342	416,917	410,355	6,562
Asia	75,371	43,317	118,688	121,474	(2,786)
Other areas	22,310	369	22,679	22,221	458
Total	4,703,551	754,985	5,458,536	5,466,688	(8,152)
Eliminations	—	(754,985)	(754,985)	(777,663)	22,678
Consolidated total	$4,703,551	$ —	$4,703,551	$4,689,025	$14,526

(c) Overseas sales

	Millions of yen	*%*	*Millions of yen*	*%*	*Thousands of U.S. dollars*
	2003		*2002*		***2003***
	Overseas sales	*% against net sales*	*Overseas sales*	*% against net sales*	*Overseas sales*
North America	**¥123,223**	**23.5%**	¥152,803	28.3%	**$1,107,622**
Europe	**70,313**	**13.4**	51,751	9.6	**632,027**
Asia	**29,624**	**5.7**	40,564	7.5	**266,283**
Other areas	**34,291**	**6.6**	36,310	6.7	**308,234**
Total	**¥257,451**	**49.2%**	¥281,428	52.1%	**$2,314,166**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2003 and 2002 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Net sales:			
Shipbuilding	**¥ 51,683**	¥ 49,823	**$ 464,566**
Rolling Stock, Construction Machinery & Crushing Plant	**57,885**	79,423	**520,315**
Aerospace	**69,815**	45,657	**627,551**
Gas Turbines & Machinery	**65,799**	67,694	**591,452**
Plant & Infrastructure Engineering	**50,530**	80,128	**454,202**
Consumer Products & Machinery	**165,651**	162,316	**1,488,998**
Other	**61,907**	54,650	**556,467**
Total	**¥523,270**	¥539,691	**$4,703,551**
Orders received:			
Shipbuilding	**¥ 46,676**	¥ 75,166	**$ 419,560**
Rolling Stock, Construction Machinery & Crushing Plant	**102,748**	75,764	**923,578**
Aerospace	**31,277**	25,348	**281,142**
Gas Turbines & Machinery	**53,364**	50,106	**479,676**
Plant & Infrastructure Engineering	**57,318**	81,967	**515,218**
Consumer Products & Machinery	**165,651**	162,316	**1,488,997**
Other	**64,221**	52,358	**577,267**
Total	**¥521,255**	¥523,025	**$4,685,438**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2003	*As of March 31, 2003*	*As of September 30, 2002*	***As of September 30, 2003***
Order backlog:				
Shipbuilding	**¥ 162,497**	¥ 173,304	¥ 212,559	**$ 1,460,647**
Rolling Stock, Construction Machinery & Crushing Plant	**317,760**	273,563	260,050	**2,856,270**
Aerospace	**180,363**	208,410	172,649	**1,621,240**
Gas Turbines & Machinery	**136,379**	160,874	168,398	**1,225,879**
Plant & Infrastructure Engineering	**331,829**	327,911	340,621	**2,982,732**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**25,294**	31,501	36,477	**227,362**
Total	**¥1,154,122**	¥1,175,563	¥1,190,754	**$10,374,130**

Note: The industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, has been included in the Other segment beginning with the interim period under review. Data for the interim period of the previous fiscal year have been reclassified to reflect this change.

Kawasaki

Kawasaki Corporate Data

(As of September 30, 2003)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Issued: 1,443,394,172 shares

Number of Shareholders: 134,672

Number of Employees: 29,651

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
Nihon Keizai Shimbun
Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
Asahi & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded on the over-the-counter market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-8161
U.S. Toll-Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

Waterless Printing, Naturally. R100 PRINTED WITH SOY INK

This report was printed on 100% recycled paper with a whiteness degree of 85%, using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals.

Printed in Japan

Exhibit 3

第181期中（平成15年４月１日から
平成15年９月30日まで）

半　期　報　告　書

川崎重工業株式会社

(361009)

第181期中（自平成15年４月１日　至平成15年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年11月25日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

川崎重工業株式会社

目　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年11月25日
【中間会計期間】	第181期中（自　平成15年４月１日　至　平成15年９月30日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	（078）682—5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	（078）371—9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

回次		平成13年度中	平成14年度中	平成15年度中	平成13年度	平成14年度
会計期間		自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成13年4月1日 至 平成14年3月31日	自 平成14年4月1日 至 平成15年3月31日
売上高	(百万円)	492,140	539,691	523,269	1,144,534	1,239,598
経常利益又は経常損失(△)	(百万円)	△2,425	△8,795	△963	14,208	16,273
当期純利益又は中間純損失(△)	(百万円)	△2,331	△3,487	△3,395	6,281	13,022
純資産額	(百万円)	162,210	159,450	180,879	167,730	174,584
総資産額	(百万円)	1,247,092	1,172,681	1,160,291	1,255,074	1,149,160
1株当たり純資産額	(円)	116.64	114.68	125.38	120.61	125.55
1株当たり当期純利益又は中間純損失(△)	(円)	△1.67	△2.50	△2.35	4.51	9.34
潜在株式調整後1株当たり中間(当期)純利益	(円)	—	—	—	4.37	8.83
自己資本比率	(%)	13.0	13.5	15.5	13.3	15.1
営業活動によるキャッシュ・フロー	(百万円)	22,832	21,067	11,000	60,793	56,769
投資活動によるキャッシュ・フロー	(百万円)	△10,387	△18,931	△14,315	△28,089	△26,826
財務活動によるキャッシュ・フロー	(百万円)	△10,201	△38,324	△4,587	△18,588	△59,600
現金及び現金同等物の中間期末(期末)残高	(百万円)	77,862	54,069	52,632	89,776	59,837
従業員数	(名)	29,079	29,009	29,651	28,936	28,642

(注) 1 売上高には、消費税等は含まれていない。

2 潜在株式調整後1株当たり中間(当期)純利益については、平成13年度及び平成14年度を除き1株当たり中間純損失が計上されているため記載していない。

3 1株当たり純資産額、1株当たり中間(当期)純利益額及び潜在株式調整後1株当たり中間(当期)純利益金額の算定については、平成14年度中及び平成14年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用したため、平成13年度以前との間に継続性はない。

4 従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2)　提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		平成13年度中	平成14年度中	平成15年度中	平成13年度	平成14年度
会計期間		自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成13年4月1日 至 平成14年3月31日	自 平成14年4月1日 至 平成15年3月31日
売上高	(百万円)	376,665	379,592	297,370	914,616	894,715
経常利益又は経常損失(△)	(百万円)	3,620	△10,711	△6,822	12,021	7,437
中間(当期)純利益又は中間純損失(△)	(百万円)	2,853	△5,853	△3,438	7,863	6,057
資本金	(百万円)	81,426	81,427	81,427	81,426	81,427
発行済株式総数	(千株)	1,390,595	1,390,597	1,443,394	1,390,595	1,390,597
純資産額	(百万円)	142,194	135,247	158,376	142,208	146,494
総資産額	(百万円)	981,684	946,848	826,626	1,017,272	852,690
１株当たり中間(年間)配当額	(円)	―	―	―	―	2
自己資本比率	(%)	14.4	14.2	19.1	13.9	17.1
従業員数	(名)	14,368	14,071	11,408	14,067	11,568

(注)　1　売上高には、消費税等は含まれていない。
　　　2　従業員数は、就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。
　　　3　１株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益については中間連結財務諸表を作成しているため記載を省略している。

2 【事業の内容】

当中間連結会計期間において、当グループ(当社及び関係会社)が営む事業の内容について、重要な変更はない。

3 【関係会社の状況】

(1) 当中間連結会計期間において、主として以下の会社が新たに関係会社となった。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(連結子会社) 日飛興産㈱ (注)2	横浜市金沢区	百万円 120	航空宇宙事業	100 (100)	—
Flutek, Ltd. (注)2	Kyungnam Korea	百万ウオン 1,310	その他事業	50.38 (50.38)	—

(2) 当中間連結会計期間において、以下の会社が持分法適用関連会社から連結子会社に異動した。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(連結子会社) 日本飛行機㈱ (注)3	横浜市金沢区	百万円 6,048	航空宇宙事業	100	当社への同社製品の販売 役員の兼任3名 (うち従業員2名)

(3) 当中間連結会計期間において、以下の会社が連結子会社から持分法適用関連会社に異動した。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(持分法適用関連会社) 川重防災工業㈱ (注)3	神戸市西区	百万円 1,708	その他事業	34.50	役員の兼任2名 (うち従業員2名)

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。
2 「議決権の所有又は被所有割合」欄の(内書)は間接所有である。
3 有価証券報告書を提出している。

4 【従業員の状況】

(1) 連結会社の状況

平成15年９月30日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,364
車両	2,981
航空宇宙	5,854
ガスタービン・機械	2,906
プラント・環境・鉄構	3,674
汎用機	8,352
その他	2,911
全社共通	609
合計	29,651

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成15年９月30日現在

従業員数（名）	11,408

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(3) 労働組合の状況

当社の労働組合は、川崎重工労働組合と称し、上部団体は日本基幹産業労働組合連合会（略称基幹労連）である。

また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決をはかっている。

なお、当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項は生じていない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①当中間連結会計期間の連結業績の概況

当中間連結会計期間におけるわが国経済は、株価の反転や民間設備投資の増加に景気回復の兆しが見られるものの、公共投資の削減が続くなか、厳しい雇用情勢を反映して個人消費も依然として低迷しており、総じて低調に推移した。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は車両事業・航空宇宙事業などで増加したが、船舶事業、プラント・環境・鉄構事業が減少し、全体では5,212億円とほぼ前年同期並みとなった。

当中間連結会計期間の連結売上高については、航空宇宙事業などで増加したものの、プラント・環境・鉄構事業、車両事業などで減少し、全体では前年同期を164億円下回る5,232億円となった。

利益面については、船舶事業での工事採算改善等により当中間連結会計期間の営業損益は16億円の黒字に転じ（前年同期は22億円の損失）、経常損失も９億円と前年同期から大幅に改善したが、税効果会計の規定に基づき一部税金費用の繰延を行わなかった結果、中間純損益は前年同期並みの33億円の損失となった。

また、当中間会計期間の単独業績については、受注高3,017億円、売上高2,973億円、経常損失68億円、中間純損失34億円となった。

なお、日本飛行機㈱の防衛庁に対する過大請求案件については、現在補正額決定のための特別調査が実施されており、補正額が未定であるため、当中間連結会計期間においては影響額を織込んでいない。

当グループの売上高は、通常の営業形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期の売上高と下半期の売上高との間に相違があり、上半期と下半期の業績に季節的変動がある。

②当中間連結会計期間の主要セグメント別業績概要

［事業種類別セグメント］

事業区分については、社内管理区分の変更に伴い従来ガスタービン・機械事業に分類していた精機部門を、当中間連結会計期間より、その他事業に区分変更することとした。このため以下の記載においては、前中間連結会計期間の事業種類別セグメント実績を当中間連結会計期間に合わせ組替えた実績をもって前年同期比較を行っている。

船舶事業

連結受注高は、ＬＮＧ船１隻、ばら積み貨物船８隻、ＶＬＣＣ１隻の計10隻を受注した結果466億円となり、ＬＮＧ船３隻などを受注した前年同期比では284億円の減少となった。

連結売上高はＬＰＧ船、ＬＮＧ船、ばら積み貨物船などを売り上げた結果516億円となり、前年同期比18億円増となった。営業損益は当中間連結会計期間に好採算案件の売上計上があったことにより38億円の黒字を計上し、前年同期（15億円の損失）から大幅改善した。

車両事業

連結受注高は、ニューヨーク市向け地下鉄電車、台湾向け地下鉄電車などを受注した結果、1,027億円と前年同期比269億円増となった。

連結売上高は578億円とニューヨーク市向け地下鉄電車や香港向け地下鉄電車などの大口海外案件のあった前年同期から215億円減少したが、国内案件の採算が改善したため営業利益は14億円と前年同期比４億円増加した。

航空宇宙事業

連結受注高は、Ｂ７６７・Ｂ７７７旅客機分担生産品や防衛庁向け航空機補用品などを受注し、前年同期比59億円増の312億円となった。

連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機の開発契約の売上計上に加えて当中間連結会計期間より日本飛行機㈱が持分法適用関連会社より連結子会社へ異動したことにより、698億円と前年同期比241億円の大幅増加となり、営業利益も20億円と前年同期から７億円増加した。

ガスタービン・機械事業

連結受注高は、Ｖ２５００、トレントなど民間航空機用エンジン分担製造品が増加したため、前年同期比32億円増の533億円となった。

連結売上高は、舶用タービン・ボイラ、産業用ガスタービンなどが減少したため657億円と前年同期からやや減少し、営業利益は７億円と前年同期比13億円減少した。

プラント・環境・鉄構事業

連結受注高は、インドネシア向けフェロニッケル生産プラントなどを受注したが、大口案件が少なく、全体では573億円と前年同期比246億円減少となった。

連結売上高は各地方公共団体向け都市ごみ焼却設備やブラジル向けＣＣＰＰ設備など505億円を売上げたが、中国向け肥料プラントや大口の都市ごみ焼却設備があった前年同期比では295億円の減少となった。営業損益も、不採算案件は大きく減ったものの売上減少の影響が大きく、50億円の損失と前年同期並みにとどまった。

汎用機事業

連結売上高は米国・欧州二輪車販売子会社の販売が増加したことにより前年同期比33億円増加の1,656億円となったが、販売促進の強化に伴う経費の増加などにより営業損益は26億円の赤字となった。

その他事業

中国向けが好調な精機部門を中心に、連結売上高619億円、営業利益12億円と前年同期比で増収増益となった。

[所在地別セグメント]

日本は、売上高3,663億円とほぼ前年同期並であったが、営業損益は船舶部門の好転を主因に前年同期比で55億円改善し４億円の損失となった。

北米は、車両製造子会社での納入の端境期にあることから、売上高は前年同期比で242億円減少し1,019億円となり、営業損益は８億円の損失（前年同期は３億円の黒字）となった。

欧州では二輪車販売子会社の増収により売上高は前年同期比67億円増加の441億円となったが、営業利益は前年同期比３億円減の７億円となった。

アジアは、売上高は83億円と前年同期比17億円減少し、営業損益も３億円の損失となった。

(2) キャッシュ・フローの状況

当中間連結会計期間の連結キャッシュ・フローは、営業活動において110億円の資金の純増（前年同期は210億円の純増）となった。また、投資活動においては、設備投資などにより143億円の資金の純減（前年同期は189億円の純減）、財務活動では、借入債務の圧縮を進めたことで45億円の資金の純減（前年同期は383億円の純減）となった（フリーキャッシュフローは33億円の資金の純減）。これらの結果、当中間連結会計期間末の現金及び現金同等物残高は、前期末に比べ72億円減少し526億円となった。

2 【生産、受注及び販売の状況】

事業区分については、社内管理区分の変更に伴い従来ガスタービン・機械事業に分類していた精機部門を、当中間連結会計期間より、その他事業に区分変更することとした。このため以下の記載においては、前中間連結会計期間の事業種類別セグメント実績を当中間連結会計期間に合わせ組替えた実績をもって前年同期比較を行っている。

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高（百万円）	前年同期比（%）
船舶	48,062	△2.8
車両	56,647	△25.0
航空宇宙	74,837	4.5
ガスタービン・機械	74,322	10.3
プラント・環境・鉄構	62,109	△37.1
汎用機	141,655	9.9
その他	73,061	6.0
合計	530,695	△5.3

(注) 上記金額には、消費税等は含まれていない。

(2) 受注実績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高（百万円）	前年同期比（%）	受注残高（百万円）	前年同期比（%）
船舶	46,675	△37.9	162,496	△23.5
車両	102,748	35.6	317,760	22.1
航空宇宙	31,277	23.3	180,363	4.4
ガスタービン・機械	53,364	6.5	136,379	△19.0
プラント・環境・鉄構	57,318	△30.0	331,827	△2.5
汎用機	165,650	2.0	-	-
その他	64,221	22.6	25,294	△30.6
合計	521,255	△0.3	1,154,121	△3.0

(注) 1 上記金額には、消費税等は含まれていない。
2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高（百万円）	前年同期比（%）
船舶	51,682	3.7
車両	57,885	△27.1
航空宇宙	69,815	52.9
ガスタービン・機械	65,798	△2.7
プラント・環境・鉄構	50,530	△36.9
汎用機	165,650	2.0
その他	61,906	13.2
合計	523,269	△3.0

(注) 1 上記金額には、消費税等は含まれていない。

2 最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前中間連結会計期間		当中間連結会計期間	
	金額（百万円）	割合（%）	金額（百万円）	割合（%）
防衛庁	43,975	8.1	73,644	14.0

3 【対処すべき課題】

[経営の基本方針および経営目標]

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、安定的な配当を継続することを基本方針としている。

[目標とする経営指標]

目標とする経営指標は、投資家の期待する利益を上回る利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ（注））を採用している。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の圧縮を図ることにより、財務体質も強化していく。

具体的な目標数値としては、2006年度においてＲＯＩＣ（税引き前）９％以上の達成を中期経営計画の目標として掲げている。

注：ＲＯＩＣ＝（税引前利益 ＋ 支払利息）÷ 投下資本

[中期的経営戦略]

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指している。

その一環として、事業の選択と集中を進めており、航空宇宙事業、汎用機事業を中核事業として位置づけるとともに、今後の成長が期待される車両事業、ガスタービン・機械事業を育成事業と位置づけ、これらの事業を中心に経営資源を重点投入し、収益の柱として強化していく。一方、成熟市場で供給過剰状態にある、船舶事業、プラント・環境・鉄構事業については、これらを構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っている。

また、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによる収益力の強化についても継続的に取り組み、安定的で高収益な経営基盤の確立を目指していく。

こうした方針に基づき、中期経営計画を策定した2000年度以降、社内カンパニー制の導入や、船舶事業・精機事業の分社、鉄構工場の集約、収益力の強化を目指した船舶・ディーゼルエンジン・二輪車をはじめとした数々のアライアンスの推進などに取り組んできた。

[会社の対処すべき課題]

内外ともに当面厳しい経営環境を想定せざるを得ない中にあっても、安定的な収益基盤を確立し、持続的成長を果たすことによって企業価値を高めていくために、今期についても、引き続き事業の構造改革や収益力強化のための諸施策を着実に推進していく。

またこれに加えて、現在の急激な為替変動（円高・ドル安）に対応すべく、緊急の収益改善策を推進するとともに、中長期的に為替変動をはじめとする急激な経営環境の変化に対するフレキシビリティを高めるため、コストのドル化や労務費の弾力化にも取り組んでいく。

航空宇宙事業では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制を充実させ、さらに中長期的視点に立った航空機生産工場の整備を進めている。また、航空宇宙事業の基盤強化の一環として、本年４月に日本飛行機㈱を株式交換により当社の完全子会社とし、グループ全体としての開発・生産・整備体制を効率化していく。なお日本飛行機㈱において子会社化以前に防衛庁に対して過大請求を行っていた事実が本年５月に判明し、現在防衛庁の特別調査を受けている。この事実を踏まえ、親会社として同社の経営陣を刷新するとともに、かかる事態を二度と起こさないよう、内部管理体制の強化、及び事業構造の見直しを同社と一体となって実施中である。

汎用機事業では、商品競争力を高めるため開発体制を強化し、積極的に新機種を投入するとともに、スズキ㈱との提携を深化させ、二輪車の相互ＯＥＭ供給や、部品の共通化・共同購入などに加え、共同開発を推進し、収益力の一層の向上を図っていく。

車両事業は、海外を中心に需要が拡大しており、米国に鉄道車両の一貫製造工場を建設するなど、海外展開を強化している。また国内では、台車事業や、部品・メンテナンス等の周辺事業を強化し、収益力の向上を図っていく。

ガスタービン・機械事業では、電力の自由化等に伴う分散型発電の需要拡大を背景にして、２万ｋＷクラスまでのラインアップを完成し、自社開発の強みを活かしながら、サービス・メンテナンスまでも視野に入れた事業展開を強化していく。また、国内市場に続き、海外市場についても積極的に展開していく。

一方、船舶事業およびその他事業の精機部門については、事業運営のフレキシビリティを一層高め、効率的な事業運営を行なうため、昨年10月をもって㈱川崎造船、㈱カワサキプレシジョンマシナリとして分社し、確固たる自立体制の下で競争力の向上を図っている。

また、車両事業の破砕機部門については、本年４月に㈱神戸製鋼所と営業・設計部門を統合した合弁会社を設立した。受注量の拡大を図るとともに、経営の効率化に向けて製造部門を含めた将来の事業統合についても協議を進めている。

さらに、民間設備投資の低迷、公共投資の削減等により、依然として厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減による固定費の削減等、損益分岐点の一層の引き下げに取り組んでいる。その一環として、鉄構部門の野田工場を本年９月末をもって閉鎖して播磨工場に集約するなど、市場規模の縮小に対応した生産体制の見直しも行なっている。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿って諸施策を着実に実行することによって持続的成長を遂げ、企業価値の増大を図っていく。

[コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況]

当グループは、効率的で健全な経営活動によって企業価値を増大させるとともに、株主をはじめとしたステークホルダーに対しても透明性の高い経営を行なうことを、コーポレート・ガバナンスに関する基本的な考え方としている。

当社では、監査役会設置型を採用しており、取締役11名、監査役4名により構成している。また併せて、執行役員制・社内カンパニー制を採用しており、執行役員29名により業務執行を行なっている。取締役としての機能と業務執行機能を明確に分離することにより、経営戦略の立案機能、業務執行の監督機能を強化するとともに、個別の事業における事業戦略の策定・実行を社内カンパニー・執行役員に権限委譲することにより、経営環境の変化に迅速に対応できる体制をとっている。

監査機能については、全監査役が、取締役会および執行役員会に出席するとともに、重要書類を監査役閲覧に付すなど、監査機能の充実を図っている。

コンプライアンスについては、従来から企業倫理に関する社内規則を整備し、社内の意識向上を図るなど、コンプライアンスに取り組んできたが、その徹底を図るため、本年6月に企業倫理委員会の下部組織としてコンプライアンス委員会を設置するとともに、社外の弁護士を窓口とする「コンプライアンス報告・相談制度」を定めた。また全従業員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動するよう要請するなど、全社を挙げてコンプライアンスに対する意識の向上を図っている。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等はない。

5 【研究開発活動】

当中間連結会計期間は、今後の成長が期待される①航空宇宙事業、②汎用機事業（二輪車を中心とするコンシューマープロダクツ事業）、③車両事業、④ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当中間連結会計期間における研究開発費は61億円である。

当中間連結会計年度における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業では、新船型開発、船殻構造、生産技術等の合理化研究をはじめ、自律無人潜水機システム（ＡＵＶ）や次世代自動操船システムの実用化開発などの新製品・新事業分野を中心に、１億円の研究開発投資を実施した。

車両事業では、車両分野では次期新幹線用高速車両をはじめ、低コスト車両、低床式路面電車（ＬＲＴ）、空調装置の開発や、振動低減等の性能向上や生産合理化、メンテナンス技術を中心に研究開発を実施した。建設機械分野では、排ガス規制対応型次世代中大型ホイールローダや電子制御技術関連の開発を実施した。破砕機分野では、新材料、鋳造技術の開発等を実施した。事業全体では３億円の研究開発投資を行った。

航空宇宙事業では、将来固定翼・回転翼機を中心とした防衛関連の研究開発をはじめ、将来民間機、ＢＫ１１７－Ｃ２ヘリコプタなどの民需製品開発、超音速輸送機の研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に５億円の研究開発投資を実施した。

ガスタービン・機械事業は、ガスタービン分野では、高効率化や耐久性向上のための研究開発および環境適応型超音速輸送推進システム、高温タービン設計技術や低公害型燃焼器技術の高度化などの研究開発を実施した。機械分野では、護衛艦用新推進装置や船舶電動機駆動推進装置、ＣＣＰＰ用蒸気タービンや高効率遠心圧縮機の開発、ディーゼル機関のＮＯｘ低減のための研究開発を中心に実施した。さらに、次世代型吸収冷温水機や分散型エネルギーシステムの開発を実施し、事業全体で９億円の研究開発投資を行った。

プラント・環境・鉄構事業は、プラント分野では、物質・エネルギー併産（コプロダクション）システム、バイオマスの高効率エネルギー転換技術の開発、新型事業用ボイラや原子力、石炭灰利用技術の開発、環境装置分野では、次世代型環境装置（直溶炉、ガス化変換発電技術）や廃棄物のリサイクル・利用技術の開発、鉄構分野では風力発電システムや電子ビーム利用技術、橋梁・水門関連の新製品の開発を中心に、事業全体で６億円の研究開発投資を行った。

汎用機事業では、二輪車用次世代エンジンの開発を中心に、新機種ロボットおよびそのコントローラの開発を含め、１億円の研究開発投資を実施した。

上記の他、本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（構造強度、流体、燃焼、制御など）の研究開発を実施した。

また、新製品開発として、新型蓄電池、分散型エネルギーシステム、疲労センサ、摩擦攪拌接合ロボット等の研究開発を行った。この他、油圧ポンプ、コントロール弁や人工呼吸器の開発等を含め、本社部門で33億円を投資した。

これらの研究開発の実施にあたっては、各事業と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野への取り組み強化を図っている。

第３　【設備の状況】

１　【主要な設備の状況】

プラント・環境・鉄構事業において、鉄構部門生産拠点の播磨工場への集約を行い、2003年９月に野田工場を閉鎖した。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はない。

第４　【提出会社の状況】

１　【株式等の状況】

(1)　【株式の総数等】

①　【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3,360,000,000
計	3,360,000,000

②　【発行済株式】

種類	中間会計期間末現在発行数（株）（平成15年９月30日）	提出日現在発行数（株）（平成15年11月25日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,443,394,172	同左	東京、大阪、名古屋、各証券取引所	―
計	1,443,394,172	同左	―	―

（注）１　提出日現在の発行数には、平成15年11月１日からこの半期報告書提出日までの新株予約権の行使（旧商法に基づき発行された転換社債の転換を含む。）により発行された株式数は含まれていない。

２　東京、大阪、名古屋は市場第一部である。

(2)　【新株予約権等の状況】

当社は、商法旧第341条ノ2の規定に基づき転換社債を発行している。当該転換社債の残高、転換価格及び資本組入額は、次のとおりである。

第５回無担保転換社債（平成６年８月10日発行）

	中間会計期間末現在（平成15年９月30日）	提出日の前月末現在（平成15年10月31日）
転換社債の残高（百万円）	17,118	17,118
転換価格（円）	459	459
資本組入額（円）	※	※

第７回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在（平成15年９月30日）	提出日の前月末現在（平成15年10月31日）
転換社債の残高（百万円）	9,609	9,609
転換価格（円）	598	598
資本組入額（円）	※	※

第８回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成15年９月30日）	提出日の前月末現在 （平成15年10月31日）
転換社債の残高（百万円）	7,520	7,520
転換価格（円）	598	598
資本組入額（円）	※	※

第９回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成15年９月30日）	提出日の前月末現在 （平成15年10月31日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成15年４月１日	52,796	1,443,394	―	81,427	12,895	37,577

（注）　1　上記の増加は、日本飛行機㈱との株式交換によるものである。

2　平成15年4月1日付で株式交換により完全子会社となった日本飛行機㈱は、平成15年5月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。補正額については現在調査中であり、当中間会計期間末においては見積り不能であるため、当中間会計期間においては株式交換日の直前期末日現在の同社純資産簿価に基づき株式交換の会計処理を行ない、資本準備金が12,895百万円増加したが、補正額が確定すれば、この処理を修正する予定である。

(4) 【大株主の状況】

平成15年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	72,494	5.02
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.97
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町１丁目１番３号	56,014	3.88
日本生命保険相互会社	東京都千代田区有楽町１丁目２番２号	53,400	3.69
東京海上火災保険株式会社	東京都千代田区丸の内１丁目２番１号	49,199	3.40
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	44,153	3.05
川崎重工共栄会	兵庫県神戸市中央区東川崎町１丁目１番３号	29,439	2.03
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	29,177	2.02
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	28,162	1.95
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	27,634	1.91
計	―	447,119	30.97

(5) 【議決権の状況】

① 【発行済株式】

平成15年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 705,000	―	―
	（相互保有株式） 普通株式 320,000	―	―
完全議決権株式（その他）	普通株式 1,432,826,000	1,432,826	―
単元未満株式	普通株式 9,543,172	―	一単元（1,000株）未満の株式
発行済株式総数	1,443,394,172	―	―
総株主の議決権	―	1,432,826	―

（注１） 「完全議決権株式（その他）」には証券保管振替機構名義の株式が、799,000株（議決権799個）含まれている。

（注２） 「単元未満株式」には当社所有の自己株式191株および証券保管振替機構名義の株式600株が含まれている。

② 【自己株式等】

平成15年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	705,000	—	705,000	0.04
（相互保有株式）					
川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	—	280,000	0.01
上村航機㈱	兵庫県明石市貴崎５丁目10番37号	40,000	—	40,000	0.00
計	—	1,025,000	—	1,025,000	0.07

（注）　このほか、株主名簿上は当社名義となっているが、実質的に所有していない株式が4,000株（議決権4個）ある。

なお、当該株式数は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成15年４月	５月	６月	７月	８月	９月
最高（円）	107	101	127	138	155	157
最低（円）	95	96	97	111	120	129

（注）　最高・最低株価は、東京証券取引所市場第一部における株価である。

3 【役員の状況】

前事業年度の有価証券報告書の提出後、当半期報告書の提出日までにおいて、役員の異動はない。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成している。

なお、前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（平成14年４月１日から平成14年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成15年４月１日から平成15年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）及び当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）の中間連結財務諸表並びに前中間会計期間（平成14年４月１日から平成14年９月30日まで）及び当中間会計期間（平成15年４月１日から平成15年９月30日まで）の中間財務諸表について、朝日監査法人により中間監査を受けている。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成14年9月30日現在)			当中間連結会計期間末 (平成15年9月30日現在)			前連結会計年度の 要約連結貸借対照表 (平成15年3月31日現在)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			55,463			54,111			61,184	
2 受取手形及び売掛金			310,112			299,800			380,544	
3 たな卸資産	注9		415,451			392,740			342,387	
4 繰延税金資産			22,131			20,648			18,423	
5 その他	注8		43,773			46,041			30,597	
貸倒引当金			△4,294			△6,479			△5,175	
流動資産合計			842,638	71.8		806,862	69.5		827,961	72.0
Ⅱ 固定資産										
1 有形固定資産	注1									
(1) 建物及び構築物	注9	93,522			98,226			93,296		
(2) 機械装置及び運搬具	注9	64,065			64,208			60,550		
(3) 土地	注9	—			69,164			53,429		
(4) その他	注9	82,964	240,551		30,284	261,884		27,076	234,352	
2 無形固定資産	注10		9,565			11,576			10,084	
3 投資その他の資産										
(1) 投資有価証券	注2	54,384			53,805			46,962		
(2) 繰延税金資産		5,422			6,942			10,764		
(3) その他	注2	25,344			23,461			24,078		
貸倒引当金		△5,226	79,925		△4,241	79,967		△5,044	76,761	
固定資産合計			330,043	28.1		353,428	30.4		321,199	27.9
資産合計			1,172,681	100.0		1,160,291	100.0		1,149,160	100.0

		前中間連結会計期間末 (平成14年9月30日現在)			当中間連結会計期間末 (平成15年9月30日現在)			前連結会計年度の 要約連結貸借対照表 (平成15年3月31日現在)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
（負債の部）										
Ⅰ　流動負債										
1　支払手形及び買掛金	注9		272,350			241,501			294,768	
2　短期借入金	注9		192,839			199,708			172,168	
3　繰延税金負債			234			1,513			283	
4　引当金										
(1)　賞与引当金		19,673			17,436			19,540		
(2)　その他		2,359	22,033		4,162	21,598		5,394	24,935	
5　その他										
(1)　前受金		155,871			140,441			100,828		
(2)　一年以内に償還予定の社債		29,079			30,000			29,079		
(3)　その他	注8	44,399	229,350		56,568	227,009		68,126	198,034	
流動負債合計			716,808	61.1		691,331	59.5		690,190	60.0
Ⅱ　固定負債										
1　社債			141,286			113,286			131,286	
2　長期借入金	注9		85,635			91,892			95,650	
3　繰延税金負債			3,554			3,339			2,824	
4　退職給付引当金			51,233			58,803			41,350	
5　役員退職慰労引当金			851			958			1,017	
6　連結調整勘定			-			8,431			-	
7　その他			8,538			7,622			6,665	
固定負債合計			291,099	24.8		284,333	24.5		278,794	24.2
負債合計			1,007,907	85.9		975,664	84.0		968,985	84.3
（少数株主持分）										
少数株主持分			5,323	0.4		3,747	0.3		5,590	0.4
（資本の部）										
Ⅰ　資本金			81,427	6.9		81,427	7.0		81,427	7.0
Ⅱ　資本剰余金			24,682	2.1		31,387	2.7		24,682	2.1
Ⅲ　利益剰余金			60,559	5.1		70,741	6.0		77,069	6.7
Ⅳ　その他有価証券評価差額金			4,835	0.4		9,326	0.8		3,671	0.3
Ⅴ　為替換算調整勘定			△12,028	△1.0		△11,917	△1.0		△12,225	△1.0
Ⅵ　自己株式			△25	△0.0		△85	△0.0		△40	△0.0
資本合計			159,450	13.5		180,879	15.5		174,584	15.1
負債、少数株主持分及び資本合計			1,172,681	100.0		1,160,291	100.0		1,149,160	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)			当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)			前連結会計年度の 要約連結損益計算書 (平成14年４月１日から 平成15年３月31日まで)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ 売上高	注１		539,691	100.0		523,269	100.0		1,239,598	100.0
Ⅱ 売上原価			474,106	87.8		452,815	86.5		1,069,341	86.2
売上総利益			65,585	12.1		70,454	13.4		170,256	13.7
Ⅲ 販売費及び一般管理費										
１ 給料手当		19,965			20,257			40,489		
２ 広告宣伝費		7,235			―			14,594		
３ 貸倒引当金繰入額		375			228			34		
４ 研究開発費	注２	―			―			15,493		
５ その他		40,242	67,819	12.5	48,352	68,838	13.1	69,101	139,713	11.2
営業利益又は営業損失(△)			△2,233	△0.4		1,615	0.3		30,543	2.4
Ⅳ 営業外収益										
１ 受取利息		1,643			713			3,923		
２ 受取配当金		576			391			760		
３ 持分法による投資利益		61			325			―		
４ 有価証券売却益		―			413			877		
５ その他		1,847	4,129	0.7	2,107	3,952	0.7	2,862	8,423	0.6
Ⅴ 営業外費用										
１ 支払利息		5,157			3,941			10,290		
２ 有価証券売却損		38			―			―		
３ 為替差損		1,640			878			2,452		
４ 持分法による投資損失		―			―			466		
５ その他		3,854	10,690	1.9	1,711	6,531	1.2	9,483	22,693	1.7
経常利益又は経常損失(△)			△8,795	△1.6		△963	△0.1		16,273	1.3
Ⅵ 特別利益										
１ 子会社株式売却益	注３	―			117			76		
２ 退職給付信託設定益	注４	1,311			―			1,902		
３ 固定資産売却益	注５	―	1,311	0.2	―	117	0.0	3,286	5,265	0.4
Ⅶ 特別損失										
１ 退職給付会計基準変更時差異償却額	注６	102			102			205		
２ 不動産開発事業関連損失		923			―			923		
３ 事業構造改善費用	注７	―	1,025	0.1	―	102	0.0	3,181	4,310	0.3
税金等調整前中間純損失(△)又は当期純利益			△8,509	△1.5		△948	△0.1		17,228	1.3
法人税、住民税及び事業税	注８	△5,109			2,511			11,395		
法人税等調整額		―	△5,109	△0.9	―	2,511	0.4	△7,555	3,839	0.3
少数株主損失(△)又は少数株主利益			87	0.0		△63	△0.0		365	0.0
中間純損失(△)又は当期純利益			△3,487	△0.6		△3,395	△0.6		13,022	1.0

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)		当中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)		前連結会計年度 (平成14年4月1日から 平成15年3月31日まで)	
区分	注記 番号	金額(百万円)		金額(百万円)		金額(百万円)	
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高					24,682		
資本準備金期首残高		24,682	24,682			24,682	24,682
Ⅱ 資本剰余金増加高							
1 株式交換に係る新株発行に伴う増加高		—		6,705		—	
2 転換社債転換による増加高		0	0	—	6,705	0	0
Ⅲ 資本剰余金中間期末(期末)残高			24,682		31,387		24,682
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高					77,069		
連結剰余金期首残高		64,109	64,109			64,109	64,109
Ⅱ 利益剰余金増加高							
1 当期純利益		—	—	—	—	13,022	13,022
Ⅲ 利益剰余金減少高							
1 配当金		—		2,780		—	
2 役員賞与		62		71		62	
3 中間純損失		3,487		3,395		—	
4 その他		—	3,550	79	6,327	—	62
Ⅳ 利益剰余金中間期末(期末)残高			60,559		70,741		77,069

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間(平成14年4月1日から平成14年9月30日まで) 金額（百万円）	当中間連結会計期間(平成15年4月1日から平成15年9月30日まで) 金額（百万円）	前連結会計年度(平成14年4月1日から平成15年3月31日まで) 金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間純損失(△)又は当期純利益		△8,509	△948	17,228
2 減価償却費		15,347	15,796	31,595
3 退職給付引当金の増加額	注2	4,484	2,256	1,954
4 賞与引当金の増加額又は減少額(△)		708	△2,801	603
5 貸倒引当金の増加額又は減少額(△)		△1,402	277	△717
6 受注工事損失引当金の増加額		―	―	752
7 事業構造改善費用引当金の増加額又は減少額(△)		―	△1,047	2,259
8 たな卸資産処分損		―	―	1,155
9 投資有価証券等評価損失		―	―	909
10 子会社株式売却益		―	△117	―
11 株式売却損益		38	△413	△954
12 固定資産売却損益		648	△311	△2,052
13 退職給付信託設定益		△1,311	―	△1,902
14 受取利息及び受取配当金		△2,220	△1,105	△4,683
15 支払利息		5,157	3,941	10,290
16 売上債権の減少額		74,403	80,613	3,736
17 たな卸資産の増加額(△)又は減少額		△49,120	△40,904	24,835
18 その他流動資産の増加額(△)又は減少額		△5,660	△8,239	8,955
19 仕入債務の減少額		△48,634	△51,844	△26,737
20 前受金の増加額又は減少額(△)		44,454	39,963	△10,646
21 その他流動負債の増加額又は減少額(△)		△3,288	△12,630	13,147
22 その他		1,070	△809	△576
小計		26,163	21,675	69,154

		前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
区分	注記 番号	金額（百万円）	金額（百万円）	金額（百万円）
23　利息及び配当金の受取額		2,265	1,725	4,220
24　利息の支払額		△4,761	△3,986	△10,120
25　法人税等の支払額		△2,600	△8,415	△6,485
営業活動による キャッシュ・フロー		21,067	11,000	56,769
Ⅱ　投資活動による キャッシュ・フロー				
1　定期預金(預入期間 ３ヶ月超)の純増加額(△) 又は純減少額		△173	△131	220
2　有形固定資産取得による 支出		△17,276	△14,668	△31,348
3　有形固定資産売却による 収入		489	1,583	8,428
4　無形固定資産取得による 支出		△741	△2,477	△2,207
5　無形固定資産売却による 収入		21	11	40
6　投資有価証券取得による 支出		△876	△406	△4,239
7　投資有価証券売却による 収入		138	819	2,642
8　短期貸付金の純増加額(△) 又は純減少額		△870	234	△179
9　長期貸付けによる支出		△458	△34	△1,804
10　長期貸付金の回収による 収入		408	122	762
11　新規連結子会社の株式の 取得による収入		162	―	―
12　その他		246	631	859
投資活動による キャッシュ・フロー		△18,931	△14,315	△26,826
Ⅲ　財務活動による キャッシュ・フロー				
1　短期借入金の純増加額又は 純減少額(△)		△27,536	13,682	△53,048
2　長期借入れによる収入		14,433	15,674	34,128
3　長期借入金の返済による 支出		△15,104	△11,928	△20,579
4　社債の償還による支出		△10,000	△19,079	△20,000
5　自己株式取得による支出		△14	△61	△1
6　配当金の支払額		△1	△2,746	△1
7　少数株主への配当金の 支払額		△99	△128	△98
財務活動による キャッシュ・フロー		△38,324	△4,587	△59,600

		前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
区分	注記 番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅳ　現金及び現金同等物に係る換算差額		480	366	△280
Ⅴ　現金及び現金同等物の減少額		△35,707	△7,535	△29,939
Ⅵ　現金及び現金同等物の期首残高		89,776	59,837	89,776
Ⅶ　新規連結に伴う現金及び現金同等物の増加高		―	1,329	―
Ⅷ　連結除外に伴う現金及び現金同等物の減少高		―	△999	―
Ⅸ　現金及び現金同等物の中間期末(期末)残高	注１	54,069	52,632	59,837

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	当中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	前連結会計年度 (平成14年4月1日から 平成15年3月31日まで)
1 連結の範囲に関する事項 (1) 連結子会社の数 107社 主要な連結子会社名 川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキモータースジャパン、川重冷熱工業㈱、川重防災工業㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V. (注)当中間連結会計期間より、新規設立した2社ならびに株式取得により関連会社(持分法適用)から子会社となった1社を連結の範囲に含めた。 また、会社清算により1社を連結の範囲から除外した。	1 連結の範囲に関する事項 (1) 連結子会社の数 103社 主要な連結子会社名 ㈱川崎造船、㈱カワサキプレシジョンマシナリ、川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキモータースジャパン、川重冷熱工業㈱、日本飛行機㈱、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V. (注)連結子会社の増加5社のうち、Flutek, Ltd.は株式取得により、また従来関連会社(持分法適用)であった日本飛行機㈱は株式交換により子会社となったため、その子会社である日飛興産㈱他2社とともに連結の範囲に含めた。 また、連結子会社の減少6社のうち川重防災工業㈱は株式売却により子会社から関連会社(持分法適用)となったため、連結の範囲から除外した。	1 連結の範囲に関する事項 (1) 連結子会社の数は104社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注)連結子会社の増加5社のうち、㈱川崎造船は分社設立のため、㈱明石船型研究所は所有率変更のため、他3社は新たに設立したため、連結の範囲に含めた。また、連結子会社の減少6社のうち、Kawasaki Motoren G.m.b.H、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.p.A.他1社は、当連結会計年度中に清算したため、また宇治観光㈱他1社は売却したため、連結の範囲から除外した。
(2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中)	(2) 主要な非連結子会社名 同左	(2) 主要な非連結子会社名 同左
(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(3) 同左	(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は15社であり、それぞれ次のとおりである。 非連結子会社…1社 関連会社………14社 日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であった㈱明石船型研究所は、株式取得により子会社となったため、当中間連結会計期間より持分法の適用範囲から除外した。	2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 非連結子会社…―社 関連会社………16社 川崎設備工業㈱、川重防災工業㈱ほか (注)従来、子会社であった川重防災工業㈱は、株式売却により関連会社となったため、持分法の適用範囲に含めた。 また、従来、関連会社であった日本飛行機㈱は、株式交換により子会社となったため、持分法の適用範囲から除外した。	2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は15社であり、それぞれ次のとおりである。 非連結子会社…―社 関連会社………15社 日本飛行機㈱、川崎設備工業㈱ほか (注)従来、持分法適用会社であった㈱明石船型研究所は株式取得により関連会社から子会社になったため、また㈱コミュータヘリコプタ先進技術研究所は清算に伴い、当連結会計年度より持分法の適用範囲から除外した。

前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱ (休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱ (休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。

前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Kawasaki Motoren G.m.b.H.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Motors France S.A.、 Kawasaki Motors Italy S.P.A.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、	3　連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Aeronautica Do Brasil Industria Ltda.、 Flutek, Ltd.	3　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Precision Machinery (U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Aeronautica Do Brasil Industria Ltda.、

前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日（毎年９月30日）と異なっているが、その差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。 ４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。 ③デリバティブ取引により生ずる正味の債権債務 時価法により評価している (2) 減価償却資産の減価償却の方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 ②無形固定資産 定額法により償却している。	川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年６月30日であり、また川重鉄構工事㈱の中間決算日は毎年８月31日であり、中間連結決算日（毎年９月30日）と異なっているが、その差異が３ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。 ４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の減価償却の方法 ①有形固定資産 同左 ②無形固定資産 同左	川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっているが、その差異が３ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。 ４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の償却方法 ①有形固定資産 同左 ②無形固定資産 同左

前中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	当中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	前連結会計年度 (平成14年4月1日から 平成15年3月31日まで)
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 ②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。 ③保証工事引当金 船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。 ―――― ⑤受注工事損失引当金 中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	(3) 引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。 ④事業構造改善費用引当金 前連結会計年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。 ⑤受注工事損失引当金 同左	(3) 引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③保証工事引当金 同左 ④事業構造改善費用引当金 当連結会計年度から実施している鉄構事業の生産拠点集約により翌連結会計年度以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。 ⑤受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。

<table>
<tr><th>前中間連結会計期間
(平成14年4月1日から
平成14年9月30日まで)</th><th>当中間連結会計期間
(平成15年4月1日から
平成15年9月30日まで)</th><th>前連結会計年度
(平成14年4月1日から
平成15年3月31日まで)</th></tr>
<tr><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上している。
なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。
また、数理計算上の差異については、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産(退職給付信託を含む)の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異(130,927百万円)は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産(退職給付信託を含む)の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異(130,927百万円)は、一部子会社を除き10年による按分額を費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td></tr>
<tr><td>⑦役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。</td><td>⑦役員退職慰労引当金
同左</td><td>⑦役員退職慰労引当金
同左</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(5) 重要なリース取引の処理方法
同左</td><td>(5) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、通貨スワップ</td><td>外貨建金銭債権・債務等(予定取引を含む)</td></tr><tr><td>金利スワップ、金利オプション</td><td>借入金</td></tr></table></td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左</td></tr>
</table>

前中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）	当中間連結会計期間 （平成15年４月１日から 平成15年９月30日まで）	前連結会計年度 （平成14年４月１日から 平成15年３月31日まで）
③ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ④ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。 (7) その他中間連結財務諸表作成のための重要な事項 ①消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	③ヘッジ方針 同左 ④ヘッジ有効性評価の方法 同左 (7) その他中間連結財務諸表作成のための重要な事項 ①消費税等の会計処理 同左	③ヘッジ方針 同左 ④ヘッジ有効性評価の方法 同左 (7) その他連結財務諸表作成のための重要な事項 ①消費税等の会計処理 同左 ②自己株式及び法定準備金取崩等に関する会計基準 当連結会計年度から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用している。 この変更による当連結会計年度の損益への影響は軽微である。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成している。 ③１株当たり当期純利益に関する会計基準等 当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる影響については、「１株当たり情報に関する注記」に記載している。
5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。

表示方法の変更

前中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	当中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)
―――	1　(中間連結貸借対照表関係) (1) 固定負債の「連結調整勘定」は、重要性の観点から区分掲記した。 なお、前中間連結会計期間の「連結調整勘定」は28百万円(借方残高)で、無形固定資産に含めて表示している。
―――	(2) 有形固定資産の「土地」は、資産合計額の百分の五を超えたため区分掲記した。 なお、前中間連結会計期間の「土地」は54,345百万円で、有形固定資産の「その他」に含めて表示している。
2　(中間連結損益計算書関係) 販売費及び一般管理費の「研究開発費」は、販売費及び一般管理費の総額の百分の十以下となったため、販売費及び一般管理費の「その他」に含めて表示している。 なお、販売費及び一般管理費の「その他」に含まれる「研究開発費」は、6,441百万円である。	2　(中間連結損益計算書関係) 販売費及び一般管理費の「広告宣伝費」は、販売費及び一般管理費の総額の百分の十以下となったため、販売費及び一般管理費の「その他」に含めて表示している。 なお、販売費及び一般管理費の「その他」に含まれている「広告宣伝費」の金額は5,844百万円である。

追加情報

前中間連結会計期間 (平成14年4月1日から 平成14年9月30日まで)	当中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	前連結会計年度 (平成14年4月1日から 平成15年3月31日まで)
―――	平成15年4月1日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年5月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。 補正額については現在調査中であり、当中間連結会計期間末においては見積り不能であるため、当中間連結会計期間の連結財務諸表においては、当該事案の影響を織り込まず、株式交換日の直前期末日における同社資産・負債の時価評価額に基づきパーチェス法による連結処理を行ない、8,295百万円の貸方連結調整勘定を計上したが、補正額が確定すれば当該時価評価額を修正する予定である。従い、当中間連結会計期間においては、当該貸方連結調整勘定の償却は実施していない。	―――
(自己株式及び法定準備金取崩等会計) 当中間連結会計期間から「企業会計基準1号　自己株式及び法定準備金の取崩等に関する会計基準」(平成14年2月21日　企業会計基準委員会)を適用している。 この変更による当中間連結会計期間の損益への影響はない。 なお、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成している。	―――	―――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成14年9月30日現在)	当中間連結会計期間 (平成15年9月30日現在)	前連結会計年度 (平成15年3月31日現在)
1　有形固定資産に対する減価償却累計額は、534,913百万円である。	1　有形固定資産に対する減価償却累計額は、554,640百万円である。	1　有形固定資産に対する減価償却累計額は、526,757百万円である。
――	――	2　非連結子会社及び関連会社に係る注記 株式　9,923百万円 出資金　5,183
3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　15,472百万円 ㈶日本航空機エンジン協会　3,263 民間航空機　2,890 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,567 その他　2,664 計　27,462 (2) 従業員住宅資金の銀行借入金　5,517百万円 (3) 合計　32,980百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　11,642百万円 ㈶日本航空機エンジン協会　3,399 民間航空機　2,118 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,414 その他　3,900 計　24,079 (2) 従業員住宅資金の銀行借入金　4,205百万円 (3) 合計　28,285百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　13,874百万円 ㈶日本航空機エンジン協会　3,535 民間航空機㈱　2,504 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,456 その他13社　3,601 計　26,576 (2) 従業員住宅資金の銀行借入金　4,949百万円 (3) 合計　31,526百万円
4　受取手形割引高は、542百万円である。	4　受取手形割引高は、172百万円である。	4　受取手形割引高は、26百万円である。
5　受取手形裏書譲渡高は、19百万円である。	5　受取手形裏書譲渡高は、60百万円である。	5　受取手形裏書譲渡高は、30百万円である。
――	6　当社の発行済株式総数は、普通株式1,443,394千株である。	6　当社の発行済株式総数は、普通株式1,390,597千株である。
――	7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式812千株である。	7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式365千株である。
8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。

前中間連結会計期間末 (平成14年９月30日現在)	当中間連結会計期間末 (平成15年９月30日現在)	前連結会計年度末 (平成15年３月31日現在)
9　担保資産及び担保付債務 (1) 担保資産 たな卸資産　8,158百万円 建物及び構築物　4,626 機械装置及び運搬具　335 土地　5,461 その他　294 計　18,876 上記のうち、工場財団抵当に供している資産 建物及び構築物　193百万円 機械装置及び運搬具　335 土地　111 計　641 (2) 担保付債務 支払手形及び買掛金　57百万円 借入金　24,061 その他　635 計　24,755 上記のうち、工場財団抵当に対応する債務 借入金　877百万円 ――――	9　担保資産及び担保付債務 (1) 担保資産 たな卸資産　12,849百万円 建物及び構築物　4,581 機械装置及び運搬具　285 土地　5,257 その他　158 計　23,131 上記のうち、工場財団抵当に供している資産 建物及び構築物　177百万円 機械装置及び運搬具　285 土地　111 計　574 (2) 担保付債務 支払手形及び買掛金　47百万円 短期借入金　19,007 長期借入金　12,190 計　31,245 上記のうち、工場財団抵当に対応する債務 短期借入金　817百万円 長期借入金　17 ――――	9　担保資産及び担保付債務 (1) 担保資産 たな卸資産　10,699百万円 建物及び構築物　4,448 機械装置及び運搬具　308 土地　5,383 その他　299 計　21,139 上記のうち、工場財団抵当に供している資産 建物及び構築物　184百万円 機械装置及び運搬具　308 土地　111 計　605 (2) 担保付債務 支払手形及び買掛金　173百万円 借入金　29,171 計　29,344 上記のうち、工場財団抵当に対応する債務 借入金　751百万円 10　無形固定資産に含まれている連結調整勘定の残高は16百万円である。

（中間連結損益計算書関係）

前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
1　当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　同左	――
――	――	2　一般管理費及び当期製造費用に含まれる研究開発費は15,493百万円である。
――	3　子会社株式売却益は、川重防災工業㈱の株式売却益である。	3　子会社株式売却益は、宇治観光㈱等の株式売却益である。
4　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。	――	4　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。
――	――	5　固定資産売却益は、社宅跡地等の売却によるものである。
6　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	6　同左	6　同左
――	――	7　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用であり、事業構造改善費用引当金繰入額2,259百万円を含む。
8　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	8　同左	――

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）	当中間連結会計期間 （平成15年４月１日から 平成15年９月30日まで）	前連結会計年度 （平成14年４月１日から 平成15年３月31日まで）
１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　55,463百万円 預入期間が３ヶ月を超える定期預金　△1,393 現金及び現金同等物　54,069	１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　54,111百万円 預入期間が３ヶ月を超える定期預金　△1,478 現金及び現金同等物　52,632	１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　61,184百万円 預入期間が３ヶ月を超える定期預金　△1,347 現金及び現金同等物　59,837
―――	―――	２　退職給付信託設定に伴う投資有価証券の減少額と退職給付引当金の減少額は相殺表示している。

（リース取引関係）

前中間連結会計期間（平成14年4月1日から平成14年9月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	8,431	3,520	4,910
その他	9,910	4,173	5,737
無形固定資産	1,095	386	708
合計	19,437	8,080	11,356

② 未経過リース料中間期末残高相当額

1年内	3,586百万円
1年超	7,973
合計	11,560

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,074百万円
減価償却費相当額	1,932
支払利息相当額	144

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

未経過リース料

1年内	81百万円
1年超	199
合計	281

当中間連結会計期間（平成15年4月1日から平成15年9月30日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	13,838	5,032	8,806
その他	11,124	5,280	5,843
無形固定資産	1,792	828	964
合計	26,755	11,141	15,613

② 未経過リース料中間期末残高相当額

1年内	4,663百万円
1年超	11,693
合計	16,356

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,562百万円
減価償却費相当額	2,392
支払利息相当額	207

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	149百万円
1年超	142
合計	292

前連結会計年度（平成14年4月1日から平成15年3月31日まで）

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置及び運搬具	11,712	4,198	7,514
その他	10,238	4,485	5,753
無形固定資産	1,347	553	793
合計	23,298	9,236	14,062

② 未経過リース料期末残高相当額

1年内	4,079百万円
1年超	10,200
合計	14,280

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,385百万円
減価償却費相当額	4,087
支払利息相当額	341

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	73百万円
1年超	323
合計	397

前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,363	633	729
その他	313	134	179
無形固定資産	129	75	54
合計	1,806	842	963

②　未経過リース料中間期末残高相当額

１年内	237百万円
１年超	759
合計	996

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	141百万円
減価償却費	120
受取利息相当額	19

④　利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

該当取引なし

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,288	566	722
その他	259	120	138
無形固定資産	106	60	46
合計	1,654	746	908

②　未経過リース料中間期末残高相当額

１年内	447百万円
１年超	960
合計	1,408

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	172百万円
減価償却費	151
受取利息相当額	22

④　利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

前連結会計年度（平成14年４月１日から平成15年３月31日まで）

2　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,545	756	789
その他	324	170	154
無形固定資産	140	90	50
合計	2,010	1,017	993

②　未経過リース料期末残高相当額

１年内	266百万円
１年超	763
合計	1,029

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	311百万円
減価償却費	271
受取利息相当額	41

④　利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

（有価証券関係）

前中間連結会計期間（平成14年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
①　株式	23,925	32,770	8,844
②　その他	94	69	△25
合計	24,020	32,839	8,819

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	5,994
②　優先出資証券	5,000
③　事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,081
合計	14,451

当中間連結会計期間（平成15年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	15,832	31,839	16,006
合計	15,832	31,839	16,006

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	9,388
②　優先出資証券	5,000
③　事業団等に対する出資証券	272
(3) 子会社関連会社株式	3,235
合計	17,924

前連結会計年度（平成15年３月31日現在）

1　時価のある有価証券

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	16,005	22,770	6,765
合計	16,005	22,770	6,765

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	8,956
②　優先出資証券	5,000
③　事業団等に対する出資証券	295
(3) 子会社関連会社株式	7,556
合計	21,834

（デリバティブ取引）

前中間連結会計期間（平成14年９月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　貨	為替予約			
	売建	32,091	31,464	626
	買建	755	780	25
	通貨オプション			
	売建			
	コール	22,493		
	（オプション料）	(227)	200	26
	買建			
	プット	22,680		
	（オプション料）	(260)	201	△59
金　利	金利オプション			
	カラー	10,000		
	（支払カラー料）	(1)	△33	△33
合計		—	—	586

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替ならびに金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

当中間連結会計期間（平成15年９月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　貨	為替予約			
	売建	29,977	28,244	1,733
	買建	5,259	5,206	△52
	通貨オプション			
	売建			
	コール	46,428		
	（オプション料）	(699)	152	546
	買建			
	プット	44,659		
	（オプション料）	(718)	2,239	1,520
合計		―	―	3,749

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、中間期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても中間期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前連結会計年度（平成15年３月31日現在）

デリバティブ取引の契約額等、時価及び評価損益

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　　貨	為替予約			
	売建	82,855	83,823	△968
	買建	4,926	4,920	△5
	通貨オプション			
	売建			
	コール	6,244		
	（オプション料）	(94)	218	△124
	買建			
	プット	6,030		
	（オプション料）	(94)	60	△34
合計		—	—	△1,132

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、期末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	49,823	79,422	45,657	80,801	80,128	162,316	41,541	539,691	—	539,691
(2) セグメント間の内部売上高又は振替高	711	1,197	828	9,170	10,712	2,290	16,670	41,581	(41,581)	—
計	50,534	80,620	46,486	89,971	90,840	164,606	58,212	581,272	(41,581)	539,691
営業費用	52,066	79,633	45,145	88,013	95,439	164,767	58,560	583,626	(41,701)	541,925
営業利益又は営業損失(△)	△1,531	986	1,340	1,958	△4,598	△160	△348	△2,353	119	△2,233

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	51,682	57,885	69,815	65,798	50,530	165,650	61,906	523,269	—	523,269
(2) セグメント間の内部売上高又は振替高	779	1,585	983	5,269	5,565	1,660	19,604	35,449	(35,449)	—
計	52,462	59,470	70,798	71,068	56,096	167,311	81,511	558,719	(35,449)	523,269
営業費用	48,605	57,995	68,727	70,333	61,096	169,949	80,266	556,973	(35,319)	521,654
営業利益又は営業損失(△)	3,857	1,475	2,071	734	△5,000	△2,637	1,244	1,745	(129)	1,615

(注) 1　事業区分は、当社が採用している管理上の区分をもとに分類した。

2　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

前連結会計年度（平成14年４月１日から平成15年３月31日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	105,457	164,773	154,847	181,043	219,092	318,024	96,358	1,239,598	—	1,239,598
(2) セグメント間の内部売上高又は振替高	1,555	3,157	2,372	20,880	22,556	3,033	39,774	93,329	(93,329)	—
計	107,013	167,930	157,220	201,923	241,649	321,057	136,133	1,332,927	(93,329)	1,239,598
営業費用	105,605	162,440	151,125	195,831	245,891	307,654	134,229	1,302,777	(93,722)	1,209,055
営業利益又は営業損失(△)	1,408	5,490	6,095	6,091	△4,242	13,403	1,903	30,150	393	30,543

(注) １　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(事業区分の変更)

事業区分については、社内管理区分の変更に伴い従来ガスタービン・機械事業に分類していた精機部門を、当中間連結会計期間より、その他事業に区分変更することとした。

前中間連結会計期間及び前連結会計年度のセグメント情報を変更後の区分に組替えると次のようになる。

前中間連結会計期間(平成14年4月1日から平成14年9月30日まで)

	船舶事業(百万円)	車両事業(百万円)	航空宇宙事業(百万円)	ガスタービン・機械事業(百万円)	プラント・環境・鉄構事業(百万円)	汎用機事業(百万円)	その他事業(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高										
(1) 外部顧客に対する売上高	49,823	79,422	45,657	67,693	80,128	162,316	54,650	539,691	—	539,691
(2) セグメント間の内部売上高又は振替高	711	1,197	828	5,441	10,712	2,290	18,269	39,451	(39,451)	—
計	50,534	80,620	46,486	73,134	90,840	164,606	72,919	579,142	(39,451)	539,691
営業費用	52,066	79,633	45,145	71,070	95,439	164,767	73,353	581,476	(39,551)	541,925
営業利益又は営業損失(△)	△1,531	986	1,340	2,063	△4,598	△160	△434	△2,334	100	△2,233

前連結会計年度(平成14年4月1日から平成15年3月31日まで)

	船舶事業(百万円)	車両事業(百万円)	航空宇宙事業(百万円)	ガスタービン・機械事業(百万円)	プラント・環境・鉄構事業(百万円)	汎用機事業(百万円)	その他事業(百万円)	計(百万円)	消去(百万円)	連結(百万円)
売上高										
(1) 外部顧客に対する売上高	105,457	164,773	154,847	150,766	219,092	318,024	126,635	1,239,598	—	1,239,598
(2) セグメント間の内部売上高又は振替高	1,555	3,157	2,372	13,266	22,556	3,033	43,187	89,128	(89,128)	—
計	107,013	167,930	157,220	164,033	241,649	321,057	169,822	1,328,727	(89,128)	1,239,598
営業費用	105,605	162,440	151,125	158,767	245,891	307,654	167,080	1,298,564	(89,509)	1,209,055
営業利益又は営業損失(△)	1,408	5,490	6,095	5,266	△4,242	13,403	2,742	30,162	380	30,543

【所在地別セグメント情報】

前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	363,783	126,182	37,360	10,183	2,181	539,691	—	539,691
(2) セグメント間の内部売上高又は振替高	78,792	7,984	1,890	3,539	62	92,269	(92,269)	—
計	442,576	134,166	39,250	13,723	2,243	631,961	(92,269)	539,691
営業費用	448,631	133,803	38,162	13,487	2,161	636,245	(94,320)	541,925
営業利益又は営業損失(△)	△6,055	363	1,088	236	82	△4,284	2,050	△2,233

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。
2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	366,348	101,934	44,119	8,385	2,482	523,269	—	523,269
(2) セグメント間の内部売上高又は振替高	68,812	8,056	2,262	4,819	40	83,992	(83,992)	—
計	435,161	109,991	46,382	13,204	2,523	607,261	(83,992)	523,269
営業費用	435,660	110,870	45,651	13,513	2,472	608,168	(86,514)	521,654
営業利益又は営業損失(△)	△499	△879	730	△309	50	△906	2,522	1,615

(注) 1　国又は地域の区分は、主として地理的近接度に基づいて設定している。
2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

前連結会計年度（平成14年４月１日から平成15年３月31日まで）

	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	その他の地域 （百万円）	計 （百万円）	消去 （百万円）	連結 （百万円）
売上高								
(1) 外部顧客に対する売上高	907,166	252,178	56,940	19,105	4,207	1,239,598	—	1,239,598
(2) セグメント間の内部売上高又は振替高	202,170	13,686	5,520	11,271	114	232,764	(232,764)	—
計	1,109,337	265,864	62,461	30,377	4,322	1,472,362	(232,764)	1,239,598
営業費用	1,083,291	262,249	61,850	29,494	4,214	1,441,101	(232,045)	1,209,055
営業利益	26,046	3,615	610	882	107	31,261	(718)	30,543

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

【海外売上高】

前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	152,803	51,750	40,563	36,310	281,427
Ⅱ　連結売上高（百万円）	—	—	—	—	539,691
Ⅲ　連結売上高に占める海外売上高の割合（％）	28.3	9.5	7.5	6.7	52.1

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、韓国、香港
その他の地域	パナマ、バハマ、オーストラリア

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	123,223	70,313	29,624	34,291	257,451
Ⅱ　連結売上高（百万円）	—	—	—	—	523,269
Ⅲ　連結売上高に占める海外売上高の割合（％）	23.5	13.4	5.6	6.5	49.2

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、イギリス、オランダ、フランス
アジア	韓国、台湾、インドネシア
その他の地域	パナマ、オーストラリア、トルコ

前連結会計年度（平成14年４月１日から平成15年３月31日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	303,681	92,154	87,014	52,493	535,344
Ⅱ　連結売上高（百万円）	―	―	―	―	1,239,598
Ⅲ　連結売上高に占める海外売上高の割合（％）	24.4	7.4	7.0	4.2	43.1

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ドイツ、ノルウェー、フランス、イギリス、オランダ
アジア	中国、台湾、韓国
その他の地域	ブラジル、パナマ、トルコ

（１株当たり情報）

前中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）	当中間連結会計期間 （平成15年４月１日から 平成15年９月30日まで）	前連結会計年度 （平成14年４月１日から 平成15年３月31日まで）
１株当たり純資産額　114.68円 １株当たり中間純損失　2.50円 なお、潜在株式調整後１株当たり中間純利益金額については、１株当たり中間純損失が計上されているため記載していない。 （追加情報） 当中間連結会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる１株当たり情報への影響はない。	１株当たり純資産額　125.38円 １株当たり中間純損失　2.35円 同左	１株当たり純資産額　125.55円 １株当たり当期純利益　9.34円 潜在株式調整後 １株当たり当期純利益　8.83円 当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる１株当たり情報への影響は軽微である。

（注）　１株当たり中間純損失及び当期純利益並びに潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

	前中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）	当中間連結会計期間 （平成15年４月１日から 平成15年９月30日まで）	前連結会計年度 （平成14年４月１日から 平成15年３月31日まで）
１株当たり当期純利益金額			
中間純損失及び当期純利益(百万円)	3,487	3,395	13,022
普通株主に帰属しない金額（百万円）	――	――	30
（うち利益処分による役員賞与金(百万円))	(――)	(――)	(30)
普通株式に係る中間純損失及び当期純利益(百万円)	3,487	3,395	12,992
普通株式の期中平均株式数(千株)	1,390,412	1,442,676	1,390,344
潜在株式調整後１株当たり当期純利益金額			
当期純利益調整額(百万円)	――	――	296
（うち支払利息(税額相当額控除後)(百万円))	(――)	(――)	(296)
普通株式増加数(千株)	――	――	114,224
（うち転換社債(千株))	(――)	(――)	(114,224)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	転換社債６銘柄（潜在株式数114,224千株）。これらの詳細は、「第４提出会社の状況、１　株式等の状況、（２）新株予約権等の状況」に記載のとおり。	転換社債４銘柄（潜在株式数77,708千株）。これらの詳細は、「第４提出会社の状況、１　株式等の状況、（２）新株予約権等の状況」に記載のとおり。	――

(重要な後発事象)

前中間連結会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	前連結会計年度 (平成14年４月１日から 平成15年３月31日まで)
―――	当社は、平成15年11月19日開催の取締役会において、平成15年12月８日を払込期日とする新株予約権付社債（転換社債型・発行総額250億円）を発行することを決議した。 上記の詳細については、「第５　経理の状況　２　中間財務諸表等」の重要な後発事象に記載している。	―――

(2) 【その他】

特に記載すべき事項はない。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間 (平成14年9月30日現在)			当中間会計期間 (平成15年9月30日現在)			前事業年度の 要約貸借対照表 (平成15年3月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
1 現金預金			28,471			25,394			33,698	
2 受取手形	注7		5,510			3,609			2,735	
3 売掛金	注7		265,709			172,488			268,387	
4 たな卸資産			317,461			273,810			234,823	
5 繰延税金資産			14,744			11,310			7,914	
6 その他	注5,7,8		39,410			63,079			47,868	
貸倒引当金			△1,862			△2,668			△1,914	
流動資産合計			669,445	70.7		547,025	66.1		593,512	69.6
II 固定資産										
1 有形固定資産										
(1) 建物	注1,2	—			42,141			41,113		
(2) その他	注1,2,3	159,830	159,830		95,048	137,189		94,181	135,294	
2 無形固定資産			5,574			7,050			6,026	
3 投資その他の資産										
(1) 投資有価証券	注1	42,873			43,386			34,841		
(2) 関係会社株式		51,518			79,266			66,389		
(3) 繰延税金資産		—			327			3,923		
(4) その他	注7	22,152			15,995			17,016		
貸倒引当金		△4,547	111,997		△3,614	135,359		△4,313	117,857	
固定資産合計			277,403	29.2		279,600	33.8		259,178	30.3
資産合計			946,848	100.0		826,626	100.0		852,690	100.0

区分	注記番号	前中間会計期間（平成14年9月30日現在）金額（百万円）		構成比（%）	当中間会計期間（平成15年9月30日現在）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成15年3月31日現在）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形	注7		45,882			27,492			31,759	
2　買掛金	注7		189,426			150,702			202,075	
3　短期借入金	注1		114,108			100,400			87,311	
4　前受金			148,640			112,107			77,934	
5　賞与引当金			13,041			9,634			11,408	
6　保証工事引当金			526			156			481	
7　事業構造改善費用引当金			―			1,212			2,259	
8　その他										
(1) 一年内に償還予定の社債及び転換社債		29,079			30,000			29,079		
(2) その他	注7,8	27,273	56,352		31,319	61,319		35,251	64,330	
流動負債合計			567,978	59.9		463,025	56.0		477,560	56.0
Ⅱ　固定負債										
1　社債			100,000			70,000			90,000	
2　転換社債			41,286			41,286			41,286	
3　長期借入金	注1		62,285			68,195			73,155	
4　繰延税金負債			922			―			―	
5　退職給付引当金			36,570			22,601			21,859	
6　役員退職慰労引当金			250			240			308	
7　その他	注7		2,307			2,900			2,025	
固定負債合計			243,622	25.7		205,224	24.8		228,635	26.8
負債合計			811,600	85.7		668,250	80.8		706,196	82.8

		前中間会計期間 (平成14年９月30日現在)			当中間会計期間 (平成15年９月30日現在)			前事業年度の 要約貸借対照表 (平成15年３月31日現在)		
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(資本の部)										
Ⅰ　資本金			81,427	8.5		81,427	9.8		81,427	9.5
Ⅱ　資本剰余金										
1　資本準備金		24,682			37,577			24,682		
資本剰余金合計			24,682	2.6		37,577	4.5		24,682	2.8
Ⅲ　利益剰余金										
1　利益準備金		15,997			—			15,997		
2　任意積立金		6,057			7,555			6,057		
3　中間(当期)未処分利益		2,504			22,666			14,415		
利益剰余金合計			24,560	2.5		30,221	3.6		36,471	4.2
Ⅳ　その他有価証券評価差額金			4,588	0.4		9,222	1.1		3,939	0.4
Ⅴ　自己株式			△10	△0.0		△73	△0.0		△25	△0.0
資本合計			135,247	14.2		158,376	19.1		146,494	17.1
負債・資本合計			946,848	100.0		826,626	100.0		852,690	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間（平成14年4月1日から平成14年9月30日まで）			当中間会計期間（平成15年4月1日から平成15年9月30日まで）			前事業年度の要約損益計算書（平成14年4月1日から平成15年3月31日まで）		
		金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ 売上高	注1,2		379,592	100.0		297,370	100.0		894,715	100.0
Ⅱ 売上原価			354,416	93.3		272,531	91.6		814,947	91.0
売上総利益			25,175	6.6		24,838	8.3		79,768	8.9
Ⅲ 販売費及び一般管理費	注3		31,448	8.2		30,605	10.2		63,432	7.0
営業利益又は営業損失(△)			△6,273	△1.6		△5,767	△1.9		16,335	1.8
Ⅳ 営業外収益										
1 受取利息	注2	287			501			840		
2 受取配当金	注2	1,570			1,783			4,597		
3 その他		1,293	3,151	0.8	1,204	3,489	1.1	1,091	6,529	0.7
Ⅴ 営業外費用										
1 支払利息		1,222			1,151			2,402		
2 社債利息		1,359			1,252			2,705		
3 為替差損		1,851			925			2,495		
4 その他		3,156	7,590	1.9	1,215	4,544	1.5	7,823	15,427	1.7
経常利益または経常損失(△)			△10,711	△2.8		△6,822	△2.2		7,437	0.8
Ⅵ 特別利益										
子会社株式売却益	注4				1,105			486		
退職給付信託設定益	注5	1,311			—			1,902		
固定資産売却益	注6	—	1,311	0.3		1,105	0.3	3,530	5,919	0.6
Ⅶ 特別損失										
不動産開発事業関連損失		923				—		923		
事業構造改善費用	注7	—	923	0.2		—	—	3,181	4,105	0.4
税引前当期純利益又は税引前中間純損失(△)			△10,323	△2.7		△5,717	△1.9		9,251	1.0
法人税、住民税及び事業税	注9	△4,470			△2,279			6,763		
法人税等調整額		—	△4,470	△1.1	—	△2,279	△0.7	△3,569	3,193	0.3
当期純利益又は中間純損失(△)			△5,853	△1.5		△3,438	△1.1		6,057	0.6
前期繰越利益			8,357			10,107			8,357	
利益準備金取崩額			—			15,997			—	
中間(当期)未処分利益			2,504			22,666			14,415	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	前事業年度 (平成14年４月１日から 平成15年３月31日まで)
1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。	1　資産の評価基準及び評価方法 (1) 有価証券 同左	1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。
(2) たな卸資産 個別法及び移動平均法による原価法により評価している。	(2) たな卸資産 同左	(2) たな卸資産 同左
(3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。	(3) デリバティブ取引により生じる正味の債権債務 同左	(3) デリバティブ取引により生じる正味の債権債務 同左
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左	2　固定資産の減価償却の方法 (1) 有形固定資産 同左
(2) 無形固定資産 定額法により償却している。	(2) 無形固定資産 同左	(2) 無形固定資産 同左
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	3　引当金の計上基準 (1) 貸倒引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左
(2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	(2) 賞与引当金 同左	(2) 賞与引当金 同左

前中間会計期間 (平成14年4月1日から 平成14年9月30日まで)	当中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	前事業年度 (平成14年4月1日から 平成15年3月31日まで)
(3) 保証工事引当金 船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。	(3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	(3) 保証工事引当金 同左
(4) 受注工事損失引当金 中間会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	―――	―――
―――	(5) 事業構造改善費用引当金 前事業年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。	(5) 事業構造改善費用引当金 当事業年度から実施している鉄構事業の生産拠点集約により翌事業年度以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。
(6) 退職給付引当金 従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(6) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産(退職給付信託)の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(6) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産(退職給付信託を含む)の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。
(7) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。	(7) 役員退職慰労引当金 同左	(7) 役員退職慰労引当金 同左
4 外貨建の資産及び負債の本邦通貨への換算基準 改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))によっている。	4 外貨建の資産及び負債の本邦通貨への換算基準 同左	4 外貨建の資産及び負債の本邦通貨への換算基準 同左

<table>
<tr><th>前中間会計期間
(平成14年4月1日から
平成14年9月30日まで)</th><th>当中間会計期間
(平成15年4月1日から
平成15年9月30日まで)</th><th>前事業年度
(平成14年4月1日から
平成15年3月31日まで)</th></tr>
<tr><td>5　リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>5　リース取引の処理方法
同左</td><td>5　リース取引の処理方法
同左</td></tr>
<tr><td>6　ヘッジ会計の方法
(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。</td><td>6　ヘッジ会計の方法
(1) ヘッジ会計の方法
同左</td><td>6　ヘッジ会計の方法
(1) ヘッジ会計の方法
同左</td></tr>
<tr><td>(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table></td><td>(2) ヘッジ手段とヘッジ対象
同左</td><td>(2) ヘッジ手段とヘッジ対象
同左</td></tr>
<tr><td>(3) ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。</td><td>(3) ヘッジ方針
同左</td><td>(3) ヘッジ方針
同左</td></tr>
<tr><td>(4) ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(4) ヘッジ有効性評価の方法
同左</td><td>(4) ヘッジ有効性評価の方法
同左</td></tr>
<tr><td>7　その他中間財務諸表作成のための重要な事項
(1) 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>7　その他中間財務諸表作成のための重要な事項
(1) 消費税等の会計処理
同左</td><td>7　その他財務諸表作成のための重要な事項
(1) 消費税等の会計処理
同左

(2) 自己株式及び法定準備金の取崩等に関する会計基準
当事業年度から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号）を適用している。
この変更による当事業年度の損益に与える影響はない。
なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成している。</td></tr>
</table>

前中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	前事業年度 (平成14年４月１日から 平成15年３月31日まで)
		(3) １株当たり当期純利益に関する会計基準等 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる影響については、「１株当たり情報に関する注記」に記載している。

表示方法の変更

前中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間会計期間 (平成15年４月１日から 平成15年９月30日まで)
―――	(中間貸借対照表関係) 前中間会計期間において有形固定資産の「その他」に含めて表示していた「建物」については、資産総額の百分の五超となったため、当中間会計期間より区分掲記している。 なお、前中間会計期間の「建物」の金額は47,099百万円である。

追加情報

前中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	前事業年度 (平成14年４月１日から 平成15年３月31日まで)
―――	平成15年4月１日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年５月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。 補正額については現在調査中であり、当中間会計期間末においては見積り不能であるため、当中間会計期間においては株式交換日の直前期末日現在の同社純資産簿価に基づき株式交換の会計処理を行ない、関係会社株式が12,967百万円、資本準備金が12,895百万円それぞれ増加したが、補正額が確定すれば、この処理を修正する予定である。	―――
(自己株式及び法定準備金取崩等会計) 当中間会計期間から「企業会計基準１号　自己株式及び法定準備金の取崩等に関する会計基準」(平成14年２月21日　企業会計基準委員会)を適用している。 この変更による当中間会計期間の損益への影響はない。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成している。 これに伴ない、前中間会計期間において資産の部に計上していた「自己株式」は、当中間会計期間末においては資本の部に対する控除項目としている。	―――	―――

注記事項

（中間貸借対照表関係）

前中間会計期間 (平成14年９月30日現在)	当中間会計期間 (平成15年９月30日現在)	前事業年度 (平成15年３月31日現在)
1　担保について 下記の資産については借入金4,162百万円の担保に供されている。 (1) 有形固定資産のうち建物　161百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円	1　担保について 担保に供している資産は次のとおりである。 (1) 有形固定資産のうち建物　147百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円 担保付債務は次のとおりである。 短期借入金　3,032百万円 長期借入金　5,737 計　8,769	1　担保について 下記の資産については借入金8,928百万円の担保に供されている。 (1) 有形固定資産のうち建物　154百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円
2　有形固定資産に対する減価償却累計額は、444,817百万円である。	2　有形固定資産に対する減価償却累計額は、359,260百万円である。	2　有形固定資産に対する減価償却累計額は、357,321百万円である。
3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,330百万円 工具器具備品　24	――――	――――
――――	4　株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	4　株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,390,597,636株である。
――――	5　自己株式 当社が保有する自己株式の数は、普通株式705千株である。	5　自己株式 当社が保有する自己株式の数は、普通株式233千株である。
6　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,263百万円 ㈱ギャラクシーエクスプレス　1,603 その他３社　1,921 計　6,788	6　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,399百万円 ㈱ギャラクシーエクスプレス　1,603 P. T. Indocement Tunggal Prakarsa　1,414 その他３社　452 計　6,870	6　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,535百万円 ㈱ギャラクシーエクスプレス　1,603 P. T. Indocement Tunggal Prakarsa　1,456 その他２社　389 計　6,985

<table>
<tr><th>前中間会計期間
(平成14年９月30日現在)</th><th>当中間会計期間
(平成15年９月30日現在)</th><th>前事業年度
(平成15年３月31日現在)</th></tr>
<tr><td>(2) 関係会社銀行借入金等
南通中遠川崎船舶工程有限公司 15,472百万円
㈱川重ガスタービン研究所 10,023
Kawasaki Motors Enterprise (Thailand) Co., Ltd. 3,997
民間航空機㈱ 2,890
Kawasaki Motors Manufacturing Corp., U.S.A. 980
その他５社 1,342
計 34,706

(3) 従業員住宅資金の銀行借入金
5,352百万円
(4) 合計 46,847百万円

―――

8　未収消費税等は、流動資産の「その他」に含めて表示している。</td><td>(2) 関係会社銀行借入金等
㈱川崎造船 13,121百万円
南通中遠川崎船舶工程有限公司 11,642
㈱川重ガスタービン研究所 8,735
㈱カワサキプレシジョンマシナリ 5,011
Kawasaki Motors Europe N.V. 4,326
Kawasaki Motors Enterprise (Thailand) Co., Ltd. 3,158
その他６社 5,197
計 51,192

(3) 従業員住宅資金の銀行借入金
4,118百万円
(4) 合計 62,181百万円

―――

8　未収消費税等は、流動資産の「その他」に含めて表示している。</td><td>(2) 関係会社銀行借入金等
南通中遠川崎船舶工程有限公司 13,874百万円
㈱川崎造船 12,030
㈱カワサキプレシジョンマシナリ 6,233
㈱川重ガスタービン研究所 9,267
Kawasaki Motors Europe N.V. 5,551
Kawasaki Motors Enterprise (Thailand) Co., Ltd. 3,467
その他９社 5,276
計 55,701

(3) 従業員住宅資金の銀行借入金
4,810百万円
(4) 合計 67,497百万円
(うち外貨によるものは238,386千米ドルほか38,374百万円である)
7　関係会社に係る注記
受取手形及び売掛金
129,646百万円
短期貸付金
28,884百万円
その他の資産合計
4,882百万円
支払手形及び買掛金
56,024百万円
その他の負債合計
20,513百万円
8　未払消費税等は、流動負債の「その他」に含めて表示している。</td></tr>
</table>

前中間会計期間 (平成14年９月30日現在)	当中間会計期間 (平成15年９月30日現在)	前事業年度 (平成15年３月31日現在)
――	――	９　配当制限 (1) 平成６年８月10日発行の第４回無担保転換社債、第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 　当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行なわない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。 (2) 商法旧第290条第１項第６号の規定により、配当に充当することが制限されている金額は3,939百万円である。

（中間損益計算書関係）

前中間会計期間 (平成14年４月１日から 平成14年９月30日まで)	当中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	前事業年度 (平成14年４月１日から 平成15年３月31日まで)
1　当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　　　　同左	――――
――――	――――	2　関係会社に係る注記 売上高　303,536百万円 受取利息　169百万円 受取配当金　3,878百万円
――――	――――	3　一般管理費及び当期製造費用に含まれる研究開発費は13,772百万円である。
――――	4　子会社株式売却益は、川重防災工業㈱の株式売却益である。	4　子会社株式売却益は、宇治観光㈱等の株式売却益によるものである。
5　退職給付信託設定益は退職給付信託に保有する投資有価証券を拠出したことによる利益である。	――――	5　退職給付信託設定益は退職給付信託に保有する投資有価証券を拠出したことによる利益である。
――――	――――	6　固定資産売却益は、社宅跡地等の売却によるものである。
――――	――――	7　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用であり、事業構造改善費用引当金繰入額2,259百万円を含む。
8　減価償却実施額 (1) 有形固定資産　8,683百万円 (2) 無形固定資産　736百万円	8　減価償却実施額 (1) 有形固定資産　7,370百万円 (2) 無形固定資産　887百万円	――――
9　当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	9　　　　同左	――――

（リース取引関係）

<table>
<tr><th>前中間会計期間
(平成14年４月１日から
平成14年９月30日まで)</th><th>当中間会計期間
(平成15年４月１日から
平成15年９月30日まで)</th><th>前事業年度
(平成14年４月１日から
平成15年３月31日まで)</th></tr>
<tr><td>1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額</td><td>1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額</td><td>1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額</td></tr>
</table>

前中間会計期間

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	16,548	7,242	9,305
無形固定資産	480	144	335
合計	17,028	7,387	9,641

当中間会計期間

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産	18,202	8,095	10,107
無形固定資産	931	286	644
合計	19,133	8,381	10,751

前事業年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置	7,971	3,381	4,590
工具器具備品	9,019	3,994	5,024
その他	74	26	47
無形固定資産	660	203	457
合計	17,725	7,606	10,119

<table>
<tr><td>(2) 未経過リース料中間期末残高相当額
１年内　3,096百万円
１年超　6,724
合計　9,821</td><td>(2) 未経過リース料中間期末残高相当額
１年内　3,280百万円
１年超　7,662
合計　10,943</td><td>(2) 未経過リース料期末残高相当額
１年内　3,153百万円
１年超　7,142
合計　10,295</td></tr>
<tr><td>(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,707百万円
減価償却費相当額　1,604
支払利息相当額　107</td><td>(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,880百万円
減価償却費相当額　1,769
支払利息相当額　120</td><td>(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　3,495百万円
減価償却費相当額　3,284
支払利息相当額　227</td></tr>
<tr><td>(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。</td><td>(4) 減価償却費相当額の算定方法
同左</td><td>(4) 減価償却費相当額の算定方法
同左</td></tr>
<tr><td>(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。</td><td>(5) 利息相当額の算定方法
同左</td><td>(5) 利息相当額の算定方法
同左</td></tr>
<tr><td>2　オペレーティング・リース取引
該当取引なし。</td><td>2　オペレーティング・リース取引
同左</td><td>2　オペレーティング・リース取引
同左</td></tr>
</table>

（有価証券関係）

前中間会計期間（平成14年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,167	9,618	7,451
関連会社株式	4,193	3,317	△876
合計	6,361	12,935	6,574

当中間会計期間（平成15年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	635	5,308	4,673
関連会社株式	1,104	2,151	1,047
合計	1,739	7,460	5,721

前事業年度（平成15年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,167	7,051	4,883
関連会社株式	324	826	502
合計	2,491	7,878	5,386

（１株当たり情報）

中間連結財務諸表を作成しているため、記載を省略している。

（重要な後発事象）

前中間会計期間 （平成14年４月１日から 平成14年９月30日まで）	当中間会計期間 （平成15年４月１日から 平成15年９月30日まで）	前事業年度 （平成14年４月１日から 平成15年３月31日まで）
――	平成15年11月19日開催の取締役会において、新株予約権付社債を発行することを決議した。 発行条件は以下の通りである。 2010年満期ユーロ円建転換社債型新株予約権付社債 (1)発　行　日　平成15年12月８日 (2)発行総額　250億円 (3)発行価額　額面100円につき金102.5円 (4)利　　率　額面金額の年0.000％ (5)行使金額　１株につき182円 (6)新株予約権の行使請求期間　平成15年12月22日から平成22年９月16日まで (7)償還期限　平成22年９月30日 (8)担　　保　無担保 (9)資金使途　設備資金及び社債償還資金に充当 (10)募集方法　公募	――

(2) 【その他】

特に記載すべき事項はない。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書及びその添付書類	事業年度（第180期）　自　平成14年４月１日　至　平成15年３月31日	平成15年６月27日関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号(提出会社の代表取締役の異動)の規定に基づく臨時報告書	平成15年４月１日関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第１号(有価証券の発行)の規定に基づく臨時報告書	平成15年11月19日関東財務局長に提出。
(3)	訂正報告書	平成15年11月19日関東財務局長に提出の臨時報告書(有価証券の発行)に係る訂正報告書	平成15年11月20日関東財務局長に提出。
		平成15年11月19日関東財務局長に提出の臨時報告書(有価証券の発行)に係る訂正報告書	平成15年11月21日関東財務局長に提出。
(4)	発行登録書（社債）及びその添付書類		平成15年10月22日関東財務局長に提出。
(5)	訂正発行登録書	平成13年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成15年４月１日 平成15年６月27日 関東財務局長に提出。
		平成15年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成15年11月19日 平成15年11月20日 平成15年11月21日 平成15年11月25日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

中　間　監　査　報　告　書

平成14年12月18日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝日監査法人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間連結財務諸表が川崎重工業株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成15年11月25日

川崎重工業株式会社

取締役会　御中

朝日監査法人

代表社員	公認会計士	中	谷	紀	之	㊞
代表社員 関与社員	公認会計士	黒	崎		寛	㊞
代表社員 関与社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

中間監査報告書

平成14年12月18日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝日監査法人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの第180期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。

この中間監査に当たって、当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の中間財務諸表が川崎重工業株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成15年11月25日

川崎重工業株式会社
　取締役会　御中

朝日監査法人

代表社員	公認会計士	中谷　紀之	㊞
代表社員 関与社員	公認会計士	黒崎　寛	㊞
代表社員 関与社員	公認会計士	橘　和良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの第181期事業年度の中間会計期間（平成15年４月１日から平成15年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

EXHIBIT 3

(Brief description)

Semi-Annual Securities Report dated November 25, 2003

Semi-Annual Securities Report for the period from April 1st, 2003 to September 30th, 2003, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

Ex

証券





Kawasaki

第181期中間事

平成15年4月1日 ≫ 平成1



12-531
181



川崎重工業株

収益構造の改革に取り組み持続的成長を目指します

初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループの第181期中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

当中間期におけるわが国経済は、景気回復の兆しが見られるものの、公共投資の削減が続くなか厳しい雇用情勢を反映して個人消費も依然として低迷しており、総じて低調に推移しました。

このような経営環境の下、当社は積極的に営業活動を展開した結果、当中間期の連結受注高は車両事業・航空宇宙事業などで増加しましたが、船舶事業、プラント・環境・鉄構事業が減少し、全体では5,212億円とほぼ前中間期並みとなりました。

連結売上高は、航空宇宙事業などで増加したものの、プラント・環境・鉄構事業、車両事業などが減少し、全体では前中間期を164億円下回る5,232億円となりました。

利益面につきましては、船舶事業での工事採算改善等により当中間期の営業損益は16億円の黒字に転じ（前中間期は22億円の損失）、経常損失も9億円と前中間期から大幅に改善しましたが、税効果会計の規程に基づき一部税金費用の繰延がなかった結果、中間純損益は前中間期並みの33億円の損失となりました。

また、当中間期の単独業績は、受注高3,017億円、売上高2,973億円、経常損失68億円、中間純損失34億円となりました。

なお、利益配分につきましては、将来の成長に備えて経営基盤の強化・拡充を図るため内
実に配慮しつつ安定的な配当を継続す
方針としておりますが、中間配当につき
後の事業展開等を勘案して、誠に遺憾
せていただくことといたしました。

当グループは、先端技術をもって陸・
る新しい価値を創造し社会の発展に貢
理念の下、技術やブランドで差別化された
サービスを顧客に提供することにより顧
向上を図り、企業価値を高めるとともに、
顧客、従業員、地域社会の期待に応えて
営の基本方針としております。

この基本方針の下、事業環境の変化
事業構造への転換により高収益体質を
的な成長軌道に乗せることを目指してお
的な目標としては、投下資本利益率（R
引き前）以上を設定し、2006年度の達
おります。

その一環として、事業の選択と集中を
今後の成長が期待される航空宇宙事業、
車両事業、ガスタービン・機械事業の
業を中心に経営資源を重点投入し、収
強化してまいります。

また、質主量従型経営の方針の下、
ドで差別化された製品・サービスの提供
スモデルの見直しによる収益力の強化
続的に取り組み、安定的で高収益な経
立を目指しております。

当面、内外ともに厳しい経営環境を
得ませんが、持続的成長を果たすこと
価値を高めていくため、引き続き事業構
収益力強化のための諸施策を着実に推
ます。その一環として、今期においては、日
の完全子会社化による航空宇宙事業



野田工場の播磨工場への集約による鉄構部門における収益構造の改革等を実施しております。

またこれに加えて、現在の急激な為替変動（円高・ドル安）に対応すべく、緊急の収益改善策を推進するとともに、中長期的に為替変動をはじめとする急激な経営環境の変化に対するフレキシビリティを高めるため、コストのドル化や労務費の弾力化にも取り組んでまいります。

当グループは、このように事業環境の変化に適応すべく中期経営計画に沿った諸施策を着実に実行していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。



連結売上高
14,000
(億円)
12,000
10,000
8,000
6,000
4,000
2,000
0
12,395
11,400
5,396
162
-87
平成14年度
平成15年度
平成14年度
平成14年度(中間期)
平成15年度(中間期)

平成15年12月

取締役社長 田崎雅元（たざき まさもと）

船舶事業

連結受注高は、LNG船1隻、ばら積み貨物船8隻、VLCC1隻の計10隻を受注しましたが、LNG船3隻などを受注した前中間期より284億円減少し、466億円となりました。

連結売上高は、LPG船、LNG船、ばら積み貨物船などを売り上げましたので516億円となり、前中間期より18億円増加しました。

営業利益は、好採算案件の売上計上があったことにより38億円となり、15億円の損失を計上した前中間期から大幅に改善しました。


L
N
G

145,000㎥型LNG運搬船「エネルギーフロンティア」

車両事業

連結受注高は、ニューヨーク市交通局
電車、台湾向け地下鉄電車などを受
1,027億円となり、前中間期より269億
た。

連結売上高は、ニューヨーク市交通
鉄電車や香港向け電車などの大口海外
前中間期より215億円減少し、578億円

営業利益は、国内案件の採算が改
で14億円となり、前中間期より4億円増


TX

つくばエクスプレス　TX-1000系

セグメント別売上高


その他事業
11.8%
船舶事業
9.9%
車両事業
11.1%
航空宇宙事業
13.3%
ガスタービン・機械事業
12.6%
プラント・環境・鉄構事業
9.6%
汎用機事業
31.7%


船舶事業
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
前中間期
当中間期
前中間期
当中間期


車両事業
2,000
1,500
1,000
500
0
前中間期
当中間期

航空宇宙事業

連結受注高は、B767・B777旅客機分担製造品や防衛庁向け航空機補用品などを受注した結果312億円となり、前中間期より59億円増加しました。

連結売上高は、防衛庁向け次期固定翼哨戒機および次期輸送機の開発契約の売上計上に加えて、当中間期より新たに日本飛行機(株)が連結対象子会社となりましたので698億円となり、前中間期より241億円の大幅増加となりました。

営業利益についても、20億円と前中間期より7億円増加しました。



リージョナルジェット機「Embraer170」

▮航空宇宙事業



売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
前中間期
当中間期
前中間期
当中間期

ガスタービン・機械事

連結受注高は、V2500・トレントなど民
エンジン分担製造品が増加したため53
前中間期より32億円増加しました。

連結売上高は、舶用タービン・ボイラ、
タービンなどが減少したため、前中間其
少し657億円となりました。

営業利益は、前中間期より13億円減
となりました。



トルコ向けガスタービンコージェネレーション設備

▮ガスタービン・機械事業



売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
前中間期
当中間期
前中間期
当中間期

プラント・環境・鉄構事業

連結受注高は、インドネシア向けフェロニッケル生産プラントなどを受注しましたが、大口案件が少なかったため前中間期より246億円減少し、573億円となりました。

連結売上高は、各地方公共団体向け都市ごみ焼却設備やブラジル向けコンバインドサイクル発電設備などがありましたが、中国向け肥料プラントや大口の都市ごみ焼却設備を売り上げた前中間期より295億円減少し、505億円となりました。

営業損益は、売上減少の影響により、前中間期並みの50億円の損失となりました。



首都高速中央環状新宿線トンネル工事向けシールド掘進機

汎用機事業

連結売上高は、米国・欧州市場での
高が増加しましたので1,656億円とな
より33億円増加しました。

営業損益については、販売促進の強
費が増加したことなどにより、26億円の
しました。



KX250F

プラント・環境・鉄構事業



売上高
営業損益
2,000
1,500
1,000
500
0
200
150
100
50
0
-25
-50
前中間期
当中間期
前中間期
当中間期

汎用機事業



売上高
営業損益
2,000
1,500
1,000
500
0
200
150
100
50
0
-25
-50
前中間期
当中間期
前中間期
当中間期

その他事業



売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
前中間期
当中間期
前中間期
当中間期

(注) 1.従来「ガスター
含まれていた
間期より「その
おります。これ
実績は現行の
示しております
2.売上高はセグ
後の外部顧客
また、営業損
精算額(当中
中間期1億円
含めて表示し

中間連結財務諸表

中間連結貸借対照表

資産の部	[平成15年9月30日現在] 当中間期	[平成15年3月31日現在] 前期
流動資産	806,862	827,961
現金及び預金	54,111	61,184
受取手形及び売掛金	299,800	380,544
たな卸資産	392,740	342,387
繰延税金資産	20,648	18,423
その他	46,041	30,597
貸倒引当金	△6,479	△5,175
固定資産	353,428	321,199
有形固定資産	261,884	234,352
建物及び構築物	98,226	93,296
機械装置及び運搬具	64,208	60,550
土地	69,164	53,429
建設仮勘定	9,266	6,467
その他	21,017	20,608
無形固定資産	11,576	10,084
投資その他の資産	79,967	76,761
投資有価証券	53,805	46,962
長期貸付金	3,573	3,830
繰延税金資産	6,942	10,764
その他	19,887	20,248
貸倒引当金	△4,241	△5,044
資産合計	1,160,291	1,149,160

負債の部	[平成15年9月30日現在] 当中間期
流動負債	691,331
支払手形及び買掛金	241,501
短期借入金	199,708
未払法人税等	2,248
繰延税金負債	1,513
賞与引当金	17,436
保証工事引当金	2,118
事業構造改善費用引当金	1,212
受注工事損失引当金	831
その他	224,761
前受金	(140,441)
1年内償還社債	(30,000)
その他	(54,320)
固定負債	284,333
社債	113,286
長期借入金	91,892
繰延税金負債	3,339
退職給付引当金	58,803
役員退職慰労引当金	958
連結調整勘定	8,431
その他	7,622
負債合計	975,664
少数株主持分	3,747
資本の部	
資本金	81,427
資本剰余金	31,387
利益剰余金	70,741
その他有価証券評価差額金	9,326
為替換算調整勘定	△11,917
自己株式	△85
資本合計	180,879
負債、少数株主持分及び資本合計	1,160,291

中間連結財務諸表

中間連結損益計算書

（単位:百万円）

	当中間期 [平成15年4月1日~平成15年9月30日]	前中間期 [平成14年4月1日~平成14年9月30日]
売上高	523,269	539,691
売上原価	452,815	474,106
売上総利益	70,454	65,585
販売費及び一般管理費	68,838	67,819
営業利益又は営業損失(△)	1,615	△2,233
営業外収益	3,952	4,129
受取利息	(713)	(1,643)
受取配当金	(391)	(576)
持分法による投資利益	(325)	(61)
有価証券売却益	(413)	(—)
その他	(2,107)	(1,847)
営業外費用	6,531	10,690
支払利息	(3,941)	(5,157)
有価証券売却損	(—)	(38)
為替差損	(878)	(1,640)
その他	(1,711)	(3,854)
経常損失	963	8,795
特別利益	117	1,311
子会社株式売却益	(117)	(—)
退職給付信託設定益	(—)	(1,311)
特別損失	102	1,025
退職給付会計基準変更時差異償却額	(102)	(102)
不動産開発事業関連損失	(—)	(923)
税金等調整前中間純損失	948	8,509
法人税、住民税及び事業税	2,511	△5,109
少数株主損失(△)又は少数株主利益	△63	87
中間純損失	3,395	3,487

中間連結剰余金計算書

	当中間期 [平成15年4月1日~平成15年9月30日]
資本剰余金の部	
資本剰余金期首残高	24,682
資本剰余金増加高	6,705
株式交換に係る新株発行に伴う増加高	(6,705)
転換社債転換に伴う増加高	(—)
資本剰余金中間期末残高	31,387
利益剰余金の部	
利益剰余金期首残高	77,069
利益剰余金減少高	2,931
配当金	(2,780)
役員賞与	(71)
その他	(79)
中間純損失	3,395
利益剰余金中間期末残高	70,741

中間連結キャッシュ・フロー計算書

	当中間期 [平成15年4月1日~平成15年9月30日]
営業活動によるキャッシュ・フロー	11,000
投資活動によるキャッシュ・フロー	△14,315
財務活動によるキャッシュ・フロー	△4,587
現金及び現金同等物に係る換算差額	366
現金及び現金同等物の減少額	△7,535
現金及び現金同等物の期首残高	59,837
新規連結に伴う現金及び現金同等物の増加高	1,329
連結除外に伴う現金及び現金同等物の減少高	△999
現金及び現金同等物の中間期末残高	52,632

中間単独財務諸表

中間貸借対照表の要旨

（単位:百万円）

資産の部	[平成15年9月30日現在] 当中間期	[平成15年3月31日現在] 前期
流動資産	547,025	593,512
現金預金	25,394	33,698
受取手形・売掛金	176,098	271,122
たな卸資産	273,810	234,823
その他	74,390	55,782
貸倒引当金	△2,668	△1,914
固定資産	279,600	259,178
有形固定資産	137,189	135,294
建物	42,141	41,113
機械装置	28,979	29,924
土地	39,165	39,173
その他	26,902	25,083
無形固定資産	7,050	6,026
投資その他の資産	135,359	117,857
投資有価証券	45,279	39,617
子会社株式出資金	79,490	63,730
その他	14,204	18,821
貸倒引当金	△3,614	△4,313
資産合計	826,626	852,690
負債の部		
流動負債	463,025	477,560
支払手形・買掛金	178,195	233,834
短期借入金	100,400	87,311
前受金	112,107	77,934
その他	72,322	78,480
固定負債	205,224	228,635
社債	111,286	131,286
長期借入金	68,195	73,155
その他	25,742	24,193
負債合計	668,250	706,196
資本の部		
資本金	81,427	81,427
資本剰余金	37,577	24,682
資本準備金	37,577	24,682
利益剰余金	30,221	36,471
利益準備金	0	15,997
任意積立金	7,555	6,057
当期未処分利益	22,666	14,415
株式等評価差額金	9,222	3,939
自己株式	△73	△25
資本合計	158,376	146,494
負債・資本合計	826,626	852,690

中間損益計算書の要旨

（単

	[平成15年4月1日〜平成15年9月30日] 当中間期	[平成1
売上高	297,370	
売上原価	272,531	
販売費及び一般管理費	30,605	
営業損失	5,767	
営業外収益	3,489	
営業外費用	4,544	
経常損失	6,822	
特別利益	1,105	
特別損失	—	
税引前中間純損失	5,717	
法人税、住民税及び事業税	△2,279	
中間純損失	3,438	
前期繰越利益	10,107	
利益準備金取崩額	15,997	
中間未処分利益	22,666	

株式情報（単独）　（平成15年9月30日現在）

株主メモ

決　算　期　3月31日
定時株主総会　6月下旬
基　準　日　3月31日
名義書換代理人　中央三井信託銀行株式会社
同事務取扱場所　〒541-0041
大阪市中央区北浜二丁目2番21号
TEL:06-6202-7361
中央三井信託銀行株式会社
大阪支店　証券代行部
同　取　次　所　中央三井信託銀行株式会社本店、全国各支店
日本証券代行株式会社本店、全国各支店

◆住所変更、名義書換請求等に必要な用紙のご請求は、名義書換代理人のフリーダイヤル0120-87-2031で24時間受付しております。

大株主

株主名	所有株式
日本トラスティ・サービス信託銀行株式会社（信託口）	72,494,00
みずほ信託退職給付信託みずほ銀行口 再信託受託者資産管理サービス信託	57,443,65
川崎重工業従業員持株会	56,014,94
日本生命保険相互会社	53,400,65
東京海上火災保険株式会社	49,199,38
日本マスタートラスト信託銀行株式会社（信託口）	44,153,00
川崎重工共栄会	29,439,19
日本興亜損害保険株式会社	29,177,99
株式会社三井住友銀行	28,162,45
JFEスチール株式会社	27,634,40

株式の状況

授権株式数　3,360,000,000株
発行済株式数　1,443,394,172株
株主総数　134,672名

所有者別株式保有状況



1.25%
8.56%
9.37%
41.34%
39.48%
個人・その他
金融機関
国内法人
外国人
証券会社

所有株数別株式保有状況



0.22%
10.37%
6.75%
14.23%
46.92%
2.85%
5.23%
2.60%
10.83%

企業データ（単独）

（平成15年9月30日現在）

会社概要

■創　　立　　明治29年10月15日

■資 本 金　　81,427,090,720円

■従 業 員　　11,408名

■事 業 所

神戸本社　　神戸市中央区東川崎町1丁E

東京本社　　東京都港区浜松町2丁目4番

役　員

取締役社長	田崎　雅元	監査役	西尾　常光	執行役員	浜田
取締役副社長	西村　正	監査役	和田　義次	執行役員	三原
取締役副社長	佐伯　武彦	監査役	前田　貢	執行役員	池田
常務取締役	須郷　隆	監査役	川本　洋	執行役員	鶴谷
常務取締役	前田　卓也	上席執行役員	池田　志朗	執行役員	野口
常務取締役	森田　進一	上席執行役員	佐藤　禔員	執行役員	富家
常務取締役	中山　幹彦	執行役員	新藤　功	執行役員	田中
常務取締役	寺崎　正俊	執行役員	黒﨑　泰充	執行役員	糸賀
常務取締役	吉野　隆	執行役員	青木　昭二	執行役員	天江
常務取締役	大橋　忠晴	執行役員	中村　明人	執行役員	渡辺
取締役	田所　修一	執行役員	松﨑　昭	執行役員	三嶋
		執行役員	元山　近思		

主な関係会社　（全139社）

株式会社川崎造船（船舶事業）

川重商事株式会社（その他事業）

株式会社カワサキプレシジョンマシナリ（その他事業）

株式会社カワサキマシンシステムズ（車両事業、ガスタービン・機械事業、汎用機事業）

日本飛行機株式会社（航空宇宙事業）

大阪動力工業株式会社（プラント・環境・鉄構事業）

株式会社カワサキモータースジャパン（汎用機事業）

川重冷熱工業株式会社（ガスタービン・機械事業）

川重工事株式会社（プラント・環境・鉄構事業）

川重プラント株式会社（プラント・環境・鉄構事業）

Kawasaki Motors Corp., U.S.A.（汎用機事業）

Kawasaki Motors Manufacturing Corp., U.S.A.（車両事業、汎

Kawasaki Rail Car, Inc.（車両事業）

Kawasaki Construction Machinery Corp. of America（車両事

Kawasaki Motors Europe N.V.（汎用機事業）

Kawasaki Motors Enterprise (Thailand) Co., Ltd.（汎用機事業

Kawasaki Motors (Phils.) Corporation（汎用機事業）

ECO Topics カワサキ エコ トピックス


環境を保全する
製品・技術
環境に配慮した
生産活動

21世紀は、資源の効
環境への負荷の少
術が求められていま
当社は、陸・海・空の
な製品を扱ってお
極的に保全する製
供するとともに、環
生産活動を通じて
循環型社会づくり
います。

リサイクル発電技術



家畜排泄物のメタンによるバイオガス発電設備（北海道・湧別町）

新エネルギー（太陽光発電、風力発電など）が注目されていますが、一般家庭のごみや産業廃棄物を燃料とするリサイクル発電は、廃棄物処理と省資源を両立させる技術として各地で導入が進み、当社でも様々なタイプのリサイクル発電に挑戦しています。

家畜排泄物からメタンを生成して燃料とするバイオガス発電設備や、木くず・間伐材などの木質バイオマスを利用したリサイクル発電設備などで大きな成果をあげています。

ゼロエミッション達成に向けて


廃棄物排出量とリサイクル量
廃
リ
リ
[千t]
90
80
70
60
50
40
30
20
10
75
49
72
48
69
48
68
56
64%
65%
67%
1998
1999
2000
2001

川崎重工グループでは、工場から排出
物を単純に埋立処分するのではなく、再
エネルギー回収などで100%リサイクル
標としてゼロエミッション活動を展開して
積極的な3R（リデュース：発生抑制、リ
用、リサイクル：再生利用）への取り組み
4工場でゼロエミッションを達成し、200
に国内12工場での達成を目指していま



くわしくは環境報告書2003年版をご覧ください。

お問い合わせ先
地球環境室
〒650-8680 神戸市中央区東川崎町1丁目1番3号
Tel：(078) 371-9542　Fax：(078) 360-8700



ホームページでもご覧い
「環境保全への取り組み」の
を公開しており、過去に発行
書（1999年版より発行）もご
http://www.khi.co.jp/earth/index.htm

川崎重工業株式会社
TEL:078-371-9533（総務部株式担当）
ホームページアドレス http://www.khi.co.jp/

EXHIBIT 4

(Summary Translation)

The 180th Business Term Semi-Annual Business Report (from April 1, 2003 to September 30, 2003)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery

[Financial Results]

[Interim Consolidated Financial Statements for six months ended September 30, 2003]

[Interim Non-Consolidated Financial Statements for six months ended September 30, 2003]

[Corporate Data]

Head Office
Date of Foundation
Paid-in Capital
Number of Shares Outstanding
Number of Shareholders
Board of Directors
Number of Employees
Overseas Offices (including Subsidiaries)
Overseas Works (including Subsidiaries)

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成15年11月19日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682－5001(大代表)
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)371－9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

1 【提出理由】

平成15年11月19日開催の当社取締役会において、欧州を中心とする海外市場(但し、米国を除く。)において募集する2010年満期ユーロ円建転換社債型新株予約権付社債(以下「本新株予約権付社債」といい、その社債部分を「本社債」、その新株予約権部分を「本新株予約権」という。)の発行を決議しましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第1号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

イ 本新株予約権付社債の銘柄

川崎重工業株式会社2010年満期ユーロ円建転換社債型新株予約権付社債

ロ 本新株予約権付社債に関する事項

(i) 発行価額　本社債額面金額の100%(各本社債額面金額1,000,000円)

(ii) 発行価格　本社債額面金額の102.5%

(iii) 発行価額の総額　250億円並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債額面金額合計額

(iv) 券面額の総額　250億円並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債額面金額合計額

(v) 利率　本社債には利息は付さない。

(vi) 償還期限　2010年9月30日

(vii) 本新株予約権の目的となる株式の種類及び数

(1) 種類　当社普通株式

(2) 数　　本新株予約権付社債所持人が本新株予約権を行使した場合、発行又はこれに代えて当社の有する当社普通株式を移転(以下、当社普通株式の発行又は移転を当社普通株式の「交付」という。)すべき当社普通株式の数は、当該本新株予約権付社債所持人による本新株予約権の行使請求にかかる本社債の発行価額の総額を、下記(ix)記載のとおり決定される、当該本新株予約権行使の効力発生日に有効な転換価額で除した数とする。但し、本新株予約権行使の際に生じる1株未満の端数は切捨て、現金等による調整は行わない。なお、同一の本新株予約権付社債所持人により複数の本新株予約権が同時に行使された場合、当該本新株予約権の行使により交付される当社普通株式の数は、当該本新株予約権に係る本新株予約権付社債の元本金額合計額に基づき計算される。本新株予約権の行使により単元未満株式が発生する場合には、商法に定める単元未満株式の買取請求権が行使されたものとして現金により精算する。

(viii) 本新株予約権の総数　　25,000個並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債額面総額合計額を1,000,000円で除した個数

(ix) 本新株予約権の行使に際して払い込むべき金額

(1) 各本新株予約権の行使に際して払込をなすべき額は、本社債の発行価額と同額とする。

(2) 本新株予約権の行使に際して払込をなすべき当社普通株式1株あたりの額(以下「転換価額」という。)は、当初、当社取締役会の授権に基づき、代表取締役田﨑雅元又は代表取締役寺崎正俊が、本新株予約権付社債に係る引受契約書締結日に、引受契約書締結日又はその前日の株式会社東京証券取引所(以下「東証」という。)における当社普通株式の普通取引の終値を、その40%以上60%以下の範囲で上回る値の範囲内で、投資家の需要状況及びその他の市場動向を勘案して決定する。

(3) 転換価額は、本新株予約権付社債の発行後、当社が当社普通株式の時価を下回る金額で当社普通株式を交付する場合、以下の算式により調整される。なお、以下の算式において、「既発行株式数」とは、当社の発行済普通株式総数(但し、当社普通株式に係る自己株式数を除く。)をいう。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行・処分株式数} \times \text{1株あたりの発行・処分価額}}{\text{1株あたり時価}}}{\text{既発行株式数} + \text{新発行・処分株式数}}$$

また、転換価額は、当社普通株式の分割若しくは併合、又は当社普通株式の時価を下回る価額をもって当社普通株式の交付を請求できる新株予約権の発行、当社による一定の財産、金銭、株式等の当社株主への分配、その他本新株予約権付社債の要項に定める一定の場合にも適宜調整される。

(x) 本新株予約権の行使期間

2003年12月22日から2010年9月16日の営業終了時(現地時間)までとする。ただし、(i)当社の選択による繰上償還の場合には、当該償還日の東京における3営業日前の日の営業終了時まで、(ii)本新株予約権付社債所持人の選択による繰上償還の場合には、償還通知書が支払代理人の営業所に預託された時まで、(iii)期限の利益喪失の場合には、期限の利益喪失時までとする。上記の行使請求期間経過後は、その時点で残存するすべての本新株予約権は無効となり、行使不能となる。

(xi) 本新株予約権の行使の条件

各本新株予約権の一部行使はできないものとする。

(xii) 本新株予約権の行使により株券を発行する場合の当該株券の発行価格のうちの資本組入額

行使に際して払込があったものとみなされる転換価額(調整された場合は調整後の転換価額)に0.5を乗じた金額とし、計算の結果1円未満の端数を生じる場合はその端数を切り上げた額とする。

(xiii) 代用払込に関する事項

商法第341条ノ3第1項第7号及び第8号の規定に基づき、本新株予約権が行使された場合、本新株予約権付社債所持人が当社に対し、本社債の全額の償還に代えて当該本新株予約権の行使に際して払込をなすべき額の全額の払込があったものとして取り扱うことを請求したものとみなす。

(xiv) 本新株予約権の譲渡に関する事項

該当なし。

ハ 発行方法

UBS Limitedを幹事引受会社とする総額買取引受による欧州を中心とする海外市場(但し、米国を除く)における募集。

ニ 引受人の名称

UBS Limited

ホ　募集を行う地域　　　　　欧州を中心とする海外市場(但し、米国を除く。)

ヘ　新規発行による手取金の額及び使途

(1) 本新株予約権付社債の新規発行による手取金の額

発行総額　　　　　250億円

発行諸費用の概算額　7,000万円

差引手取概算額　　249億3,000万円

(2) 本新株予約権付社債の手取金の使途

手取概算額249億3,000万円については、当社の設備資金及び社債償還資金に充当する予定である。

ト　新規発行年月日　　　　　2003年12月８日(ロンドン時間)

チ　上場証券取引所　　　　　本新株予約権付社債をロンドン証券取引所に上場する。

リ　証券取引法施行令第１条の７に規定する譲渡に関する制限及びその他の制限が付されている場合における当該制限の内容

該当事項なし。

ヌ　その他の事項

(1) 本社債の担保または保証

なし

(2) 平成15年10月31日現在の発行済株式総数及び資本の額

発行済株式総数　　1,443,394,172株

資本の額　　　　　81,427,090,720円

(注) 当社は転換社債を発行しているため、発行済株式総数及び資本の額は平成15年10月31日現在の数字を記載した。

以上

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成15年11月20日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)　682－5001(大代表)
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)　371－9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

1　【提出理由】

平成15年11月19日開催の当社取締役会において、欧州を中心とする海外市場(但し、米国を除く。)において募集する2010年満期ユーロ円建転換社債型新株予約権付社債(以下「本新株予約権付社債」といい、その社債部分を「本社債」、その新株予約権部分を「本新株予約権」という。)の発行を決議し、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び同条第２項第１号の規定に基づき臨時報告書を提出しました。

その後、上記取締役会において未確定であった事項の一部が決定されましたので、証券取引法第24条の５第５項の規定に基づき、この訂正報告書を提出するものであります。なお、訂正部分は下線で記載したとおりです。

2　【訂正事項】

ロ　本新株予約権付社債に関する事項

(ix) 本新株予約権の行使に際して払い込むべき金額

＜訂正前＞

(前略)

(2) 本新株予約権の行使に際して払込をなすべき当社普通株式１株あたりの額(以下「転換価額」という。)は、当初、当社取締役会の授権に基づき、代表取締役田﨑雅元又は代表取締役寺崎正俊が、本新株予約権付社債に係る引受契約書締結日に、引受契約書締結日又はその前日の株式会社東京証券取引所(以下「東証」という。)における当社普通株式の普通取引の終値を、その40％以上60％以下の範囲で上回る値の範囲内で、投資家の需要状況及びその他の市場動向を勘案して決定する。

(後略)

＜訂正後＞

(前略)

(2) 本新株予約権の行使に際して払込をなすべき当社普通株式1株あたりの額(以下「転換価額」という。)は、当初、182円とする。

(後略)

以上

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成15年11月21日
【会社名】	川崎重工業株式会社
【英訳名】	KawasakiHeavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　　　田 﨑 雅元
【本店の所在の場所】	神戸市中央区東川崎町3丁目1番1号
【電話番号】	(078)　682－5001（大代表）
【事務連絡者氏名】	財務経理部副部長　富 田 健司
【最寄りの連絡場所】	神戸市中央区東川崎町1丁目1番3号 （神戸クリスタルタワー）
【電話番号】	(078)　371－9551
【事務連絡者氏名】	財務経理部副部長　富 田 健司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

1 【臨時報告書の訂正報告書の提出理由】

平成15年11月19日開催の当社取締役会において、欧州を中心とする海外市場（但し、米国を除く。）において募集する当社の2010年満期ユーロ円建転換社債型新株予約権付社債の発行を決議し、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び同条第２項第１号の規定に基づき、平成15年11月19日付で臨時報告書を提出しました。その後、上記取締役会において未確定であった事項の一部が決定されましたので、証券取引法第24条の５第５項の規定に基づき、平成15年11月20日付で臨時報告書の訂正報告書を提出しておりますが、上記発行に係る英文本目論見書及びその抄訳を提出するため、証券取引法第24条の５第５項の規定に基づき、この訂正報告書を提出するものであります。

2 【添付書類】

別添の通り、海外市場における募集に係る平成15年11月20日付の英文本目論見書及びその抄訳を提出いたします。

以上

Exhibit 5

FOR RELEASE: November 19, 2003

Notice Concerning Decision on Terms and Conditions of Euro Yen Convertible Bonds due 2010 (convertible bonds type - bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

1. Terms and conditions of the Stock Acquisition Rights:

(1) Issue price of a Stock Acquisition Right:

Zero.

(2) Amount to be paid upon exercise of the Stock Acquisition Right:

Same as the issue price of the Bond.

＊ Conversion Price: ¥182 per Share

Price of shares of Kawasaki Heavy Industries, Ltd. (KHI)'s common stock (the "Shares"), etc. as of the date of decision (19 November, 2003) 【for reference only】:

① Closing Price of the Shares at the Tokyo Stock Exchange: ¥116

② Up-rate obtained by using the following formula:

[{(Conversion Price / Stock Price(Closing Price)) − 1} × 100]: 57%

(3) The amount to be transferred to stated capital:

¥91 per Share

(4) Rationale for determining the issue price of the Stock Acquisition Right and the amount to be paid upon its exercise:

Considering that a Stock Acquisition Right is attached to a Bond and a Stock Acquisition Right and a Bond are mutually and closely interrelated as the Stock Acquisition Right is not capable to be transferred separately from the Bond, the Bond shall lapse upon exercise of the Stock Acquisition Right due to the substitute payment, and the exercise period of the Stock Acquisition Right shall be expired if the Bond is redeemed prior to its maturity; and that the theoretical economical value of the Stock Acquisition Right and the economical value to be

obtained by KHI upon the issue of the Bonds with Stock Acquisition Right with the coupon rate thereof and issue price thereof and on the other terms and conditions thereof, as a result of attaching the Stock Acquisition Right, the issue price has been determined to be zero (0). Since the Bond is a bond with stock acquisition right of convertible bonds type, the amount to be paid upon exercise of a Stock Acquisition Right shall be equivalent to the issue price, and initial Conversion Price was decided to be 57% above the closing price of regular transaction of the Shares at Tokyo Stock Exchange as of 19 November, 2003.

2. Terms and conditions of the Bond:

(1) Issue price of the Bonds:

100% of the principal amount of the Bonds.

(2) Rate of interest:

No interest will accrue on the Bonds.

(3) Fixed exchange rate:

None.

＊Details of the Bonds 【for reference only】

(1) Total amount of issue of the Bonds:

¥25,000,000,000 and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(2) The date of resolution on issuance:

19 November, 2003.

(3) Date of payment and date of issuance:

8 December, 2003 (London time).

(4) Exercise period of the Stock Acquisition Rights:

From 22 December, 2003 to 16 September, 2010

(5) Maturity date:

30 September, 2010

FOR RELEASE: November 19, 2003

Notice Concerning Issuance of Euro Yen Convertible Bonds due 2010 (convertible bonds type · bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

The Board of Directors of Kawasaki Heavy Industries, Ltd. (KHI), at its meeting on November 19, 2003, has resolved on issuance of Euro Yen Convertible Bonds due 2010 (convertible bonds type · bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai). Details of this resolution are as follows.

1. Name of issue:

Euro Yen Convertible Bonds due 2010 of Kawasaki Heavy Industries, Ltd. (convertible bonds type – bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (hereinafter referred to as the "Bonds", which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds; and the stock acquisition rights attached thereto are hereinafter referred to as the "Stock Acquisition Rights")

2. Total amount of issue of the Bonds:

¥25,000,000,000 and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

3. (a) Issue price of the Bonds / (b) Offer price of the Bonds:

(a) 100% of the principal amount of the Bonds.
(b) 102.5% of the principal amount of the Bonds.

4. Issue price of a Stock Acquisition Right:

Zero.

5. Date of payment and date of issuance:

8th December, 2003 (London time).

6. Rate of interest:

No interest will accrue on the Bonds.

7. Form of Bond Certificate:

Bond Certificates in bearer form representing Bonds with Stock Acquisition Rights.

8. Place and Method of Offering:

Offering to overseas markets mainly in Europe (except for the U.S.) through underwriting of the principal amount of the Bonds by UBS Limited.

9. Particulars of the Stock Acquisition Rights:

(1) Class and number of Shares to be acquired upon exercise of the Stock Acquisition Rights:

(a) Class of Shares:

Common stock of KHI

(b) Number of Shares:

The number of Shares to be issued or transferred to the Bondholder (references hereinafter to the word "acquired" used in conjunction with the Shares shall be read as including both the words "issued" and "transferred", and the word "acquisition" shall be construed accordingly). Exercising the Stock Acquisition Right will be determined by dividing the aggregate Issue Price of the Bonds deposited at the same time upon exercise of the Stock Acquisition Right by the Conversion Price (as determined in accordance with Paragraph 9.(4)(b) below. Fractions of a Share will not be issued upon exercise of any Stock Acquisition Right and no adjustment or cash payment will be made in respect thereof. If the number of Shares to be acquired by the Bondholder exercising the Stock Acquisition Right does not constitute a unit of 1,000 Shares or an integral multiple thereof, the Bondholder will be deemed to have exercised his/her right to request KHI for purchase of the Shares not constituting a unit as set forth in the Commercial Code and, consequently, cash adjustment will be made in respect thereof.

(2) Total number of Stock Acquisition Rights to be issued:

25,000 and an additional number obtained by dividing the aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate, by ¥1,000,000.

(3) Number of the Stock Acquisition Rights to be attached to the Bond:

1 (one) Stock Acquisition Right per Bond

(4) Amount to be paid upon exercise of the Stock Acquisition Right and Conversion Price:

(a) Amount to be paid upon exercise of the Stock Acquisition Right is equal to the issue price of the Bond.

(b) The price at which a Share shall be acquired upon exercise of the Stock Acquisition Right (hereinafter referred to as "Conversion Price") will be determined by Masamoto Tazaki, Representative Direcor or Masatoshi Terasaki, Representative Director on the date of execution of the Subscription Agreement in relation to the Bonds, in the range of 40% to 60% of the closing price of ordinary trading on Tokyo Stock Exchange, Inc. on the date of the execution of the Subscription Agreement or the day before (the "Closing Price") above the Closing Price, and referring to the investor's demands and other market factors, pursuant to the authorization of the Board of the Directors.

(5) Rationale for determining the issue price of the Stock Acquisition Right and the amount to be paid upon its exercise:

Considering that a Stock Acquisition Right is attached to a Bond and a Stock Acquisition Right and a Bond are mutually and closely interrelated as the Stock Acquisition Right is not capable to be transferred separately from the Bond, the Bond shall lapse upon exercise of the Stock Acquisition Right due to the substitute payment, and the exercise period of the Stock Acquisition Right shall be expired if the Bond is redeemed prior to its maturity; and that the theoretical economical value of the Stock Acquisition Right on the assumption of the initial Conversion Price to be determined in accordance with Paragraph 9.(4)(b) above and the economical value to be obtained by KHI upon the issue of the Bonds with Stock Acquisition Right with the coupon rate thereof and issue price thereof and on the other terms and conditions thereof, as a result of attaching the Stock Acquisition Right, the issue price has been determined to be zero (0). Since the Bond is a bond with stock acquisition right of convertible bonds type, the amount to be paid upon exercise of a Stock Acquisition Right shall be equivalent to the issue price, and initial Conversion Price shall be the amount

to be determined in accordance with Paragraph 9.(4)(b) above.

(6) Adjustment of the Conversion Price:

If KHI shall issue and deliver the Shares for a consideration per Share receivable by KHI, less than the current market price per Share of common stock of KHI subsequent to the issue of the Bonds, the Conversion Price will be adjusted by the following formula:

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of Shares outstanding} + \dfrac{\text{Number of Shares newly issued or transferred} \times \text{Issue or transfer price per Share}}{\text{Current market price per Share}}}{\text{Number of Shares outstanding} + \text{Number of Shares newly issued or transferred}}$$

In this formula, "Number of Shares outstanding" means the total number of Shares of common stock of KHI issued and outstanding other than the Shares held by KHI as treasury stock.

The Conversion Price will also be subject to appropriate adjustment in case of a stock split, consolidation of shares, an issue by KHI of rights to acquire Shares of common stock of KHI at a consideration per Share receivable by KHI less than the current market price per Share, etc. or certain other cases as set out in the Terms and Conditions of the Bond.

(7) Amount of a portion of the issue price of the Shares to be issued upon exercise of the Stock Acquisition Rights, which is not transferred to stated capital:

The amount of the Conversion Price (if adjusted pursuant to 9.(6) above, Conversion Price after adjustment) deducted by the amount to be transferred to stated capital. The amount to be transferred to stated capital shall be the Conversion Price (if adjusted, Conversion Price after adjustment) multiplied by 0.5, with any fraction less than one yen being counted as a full yen.

(8) Exercise period of the Stock Acquisition Rights:

On and after 22nd December, 2003, up to, and including, the closing time of business on 16th September, 2010 (local time). Provided, however, in case of the early redemption as set out in Item 10.(3)(a), (b) and (c) , then up to the close of business on the third business day in Tokyo prior to the date fixed for redemption thereof.

(9) Other conditions to the exercise of Stock Acquisition Rights:

In case that the Bond shall become due and repayable, no Stock Acquisition Right may be exercised. Also, No Stock Acquisition Right may be exercised in part only.

(10) Events and conditions of the cancellation of Stock Acquisition Right:

No event of the cancellation of Stock Acquisition Right is provided.

(11) Handling of Shares to be issued upon exercise of the Stock Acquisition Rights during a dividend accrual period:

KHI will pay the full amount of annual dividend or interim dividend, if any, on the Shares issued upon exercise of the Stock Acquisition Rights during a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September) during which the relevant stock acquisition date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

10. Method and term of redemption of the Bonds:

(1) Redemption at maturity:

The Bonds will be redeemed on 30 September, 2010 (London time) at 100 % of their principal amount.

(2) Purchase and cancellation:

KHI and/or any of its Subsidiaries may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of KHI or the relevant Subsidiary, be held or resold. Bonds that have been purchased by KHI may, at the option of KHI, be cancelled, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited without any action to be taken by KHI. Bonds that have been purchased by the relevant Subsidiary may, at the option of the relevant Subsidiary, be delivered for cancellation, at which time the Stock Acquisition Rights incorporated therein

shall simultaneously be deemed to be waived and forfeited without any action to be taken by such Subsidiary or KHI.

(3) Early redemption:

(a) Early redemption due to change of taxation:

The Bonds then outstanding may also be redeemed under certain conditions at the option of KHI in whole, but not in part, at any time, at the principal amount thereof, if KHI satisfies the Trustee that it has or will become obliged to pay additional amounts pursuant to the covenant as a result of any change in, or amendment to, the laws or regulations or taxation rule of Japan.

(b) Early redemption pursuant to the provision of 130% call option:

On and after 22 December, 2006, under certain conditions, KHI may redeem all, but not some only, of the Bonds then outstanding at their principal amount, provided, however, that no such redemption may be made unless the closing price of the Shares for each of 30 consecutive trading days is at least 130% of the Conversion Price in effect on each such trading day.

(c) Early redemption due to share exchange:

In the case of a resolution being passed at a general meeting of shareholders of KHI for KHI to become a wholly-owned subsidiary of another corporation by way of kabushiki-kokan or kabushiki-iten, KHI may redeem all, but not some only, of the Bonds then outstanding at the following redemption prices under certain conditions.

Period during which the redemption date falls	**Redemption price**
From 8 December 2003 to 30 September 2004	106%
From 1 October 2004 to 30 September 2005	105%
From 1 October 2005 to 30 September 2006	104%
From 1 October 2006 to 30 September 2007	103%
From 1 October 2007 to 30 September 2008	102%
From 1 October 2008 to 30 September 2009	101%
From 1 October 2009 to 29 September 2010	100%

(d) Early redemption at the Bondholder's option:

The holder of any Bond is entitled, at his option, to require KHI to redeem such Bonds on

28 September, 2007 at 100% of their principal amount. To exercise such option, the holder of such Bond shall deposit at the office of the Paying Agent not less than 30 nor more than 60 days prior to the redemption date above, a notice of redemption in the predetermined form, together with such Bond Certificate, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited.

11. Security or Guarantee:

None.

12. Financial Covenants:

Negative pledge

13. Rating:

None.

14. Listing:

The Bonds are scheduled to be listed on the London Stock Exchange.

15. Substitute Payment:

Upon exercise of the Stock Acquisition Right, the Bondholder exercising such Stock Acquisition Right shall be deemed to make a request to KHI that, in lieu of the full redemption of the relevant Bond, KHI treat the full amount required to be paid upon exercise of the Stock Acquisition Right, as set forth under Items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code.

16. Use of Proceeds:

The proceeds will be applied towards KHI's capital expenditure requirements and repayment of KHI's corporate bonds.

Exhibit 6

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO. 2003078　　　　2003 年 11 月 7 日

平成１６年３月期　中間決算短信（連結）

川崎重工は、平成 16 年 3 月期中間決算（平成 15 年 4 月 1 日～平成 15 年 9 月 30 日）について、つぎのとおりお知らせいたします。

■平成 16 年 3 月期中間決算概要

連結決算

（単位：億円）

	当中間期（15 年 9 月期）	前中間期（14 年 9 月期）	増　減
受　注　高	5,212	5,230	△ 17
売　上　高	5,232	5,396	△ 164
営 業 利 益	16	△ 22	38
経 常 利 益	△ 9	△ 87	78
税引前中間純利益	△ 9	△ 85	75
中間純利益	△ 33	△ 34	0
1株当たり中間純利益	△ 2.35 円	△ 2.50 円	0.15 円
総　資　産	11,602	11,726	△ 123
株 主 資 本	1,808	1,594	214
営業活動によるｷｬｯｼｭﾌﾛｰ	110	210	△ 100
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 143	△ 189	46
フリーキャッシュフロー	△ 33	21	△ 54
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 45	△ 383	337

単独決算

（単位：億円）

	当中間期（15 年 9 月期）	前中間期（14 年 9 月期）	増　減
受　注　高	3,017	3,844	△ 827
売　上　高	2,973	3,795	△ 822
営 業 利 益	△ 57	△ 62	5
経 常 利 益	△ 68	△ 107	38
税引前中間純利益	△ 57	△ 103	46
中間純利益	△ 34	△ 58	24
1株当たり中間純利益	△ 2.38 円	△ 4.20 円	1.82 円
1株当たり中間配当金	0.0 円	0.0 円	0.0 円
総　資　産	8,266	9,468	△ 1,202
株 主 資 本	1,583	1,352	231

平成 16年 3月期　中間決算短信(連結)

平成 15年 11月 7日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①

コード番号 7012　(URL http://www.khi.co.jp/)

代表者　役職名 取締役社長　氏名 田﨑 雅元　本社所在都道府県

問合せ先責任者　役職名 財務経理部長　氏名 佐藤 禔員　兵庫県

問合せ先窓口 広報室 TEL (03) 3435 - 2130

中間決算取締役会開催日　平成 15年 11月 7日

米国会計基準採用の有無　無

1．15年 9月中間期の連結業績（平成 15年 4月 1日 ～ 平成 15年 9月 30日）

(1)連結経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 9月中間期	523,269	△ 3.0	1,615	-	△ 963	-
14年 9月中間期	539,691	9.6	△ 2,233	-	△ 8,795	-
15年 3月期	1,239,598		30,543		16,273	

	中間(当期) 純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
15年 9月中間期	△ 3,395	-	△ 2.35	-
14年 9月中間期	△ 3,487	-	△ 2.50	-
15年 3月期	13,022		9.34	8.83

(注)①持分法投資損益　15年 9月中間期 325 百万円　14年 9月中間期 61 百万円　15年 3月期 △466 百万円

②期中平均株式数(連結)　15年 9月中間期 1,442,676,332 株　14年 9月中間期 1,390,412,270 株

15年 3月期 1,390,344,511 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 9月中間期	1,160,291	180,879	15.5	125.38
14年 9月中間期	1,172,681	159,450	13.5	114.68
15年 3月期	1,149,160	174,584	15.1	125.55

(注)期末発行済株式数(連結)　15年 9月中間期 1,442,582,145 株　14年 9月中間期 1,390,386,090 株

15年 3月期 1,390,230,242 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
15年 9月中間期	11,000	△ 14,315	△ 4,587	52,632
14年 9月中間期	21,067	△ 18,931	△ 38,324	54,069
15年 3月期	56,769	△ 26,826	△ 59,600	59,837

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 103 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 16 社

(5)連結範囲及び持分法の適用の異動状況

連結（新規）5 社　（除外）6 社　持分法（新規）3 社　（除外） 2 社

2．16年 3月期の連結業績予想（ 平成 15年 4月 1日 ～ 平成 16年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,140,000	8,000	4,000

（参考）1株当たり予想当期純利益（通期）　2 円 77 銭

1. 企業集団の状況

当グループは、当社、子会社107社及び関連会社30社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

[主な事業内容]

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]

船舶事業

（株）川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、（株）カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当しております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機(株)（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業(株)（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、(株)カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重工事(株)（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV)、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかが製造しております。更に販売面においては、国内向二輪車ほかを(株)カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを(株)カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

（株）カワサキプレシジョンマシナリ（連結子会社）が油圧装置の製造・販売を行っております。更に川重防災工業(株)（関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事(株)、川崎興産（株）（いずれも連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか川重不動産(株)、川崎食品産業（株）（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

連結

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶		(株)川崎造船 南通中遠川崎船舶工程有限公司		川重神戸サポート(株)
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc. Kawasaki Construction Machinery Corp. of America Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキマシンシステムズ	川重車両コンポ(株) 川重車両テクノ(株)
航空宇宙		日本飛行機(株) (注4)		(株) ケージーエム 川重岐阜エンジニアリング (株)
ガスタービン・機械		川重冷熱工業(株) (注3)	(株)カワサキマシンシステムズ	
プラント・環境・鉄構		川重工事 (株)		川崎エンジニアリング (株) 大阪動力工業(株)
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキモータースジャパン (株)カワサキマシンシステムズ Kawasaki Motors Corp., U.S.A. Kawasaki Motors Europe N.V. Kawasaki Motors Enterprise (Thailand) Co., Ltd. Kawasaki Robotics (U.S.A) Inc.	

その他		(株)カワサキプレシジョンマシナリ (注6) Kawasaki Precision Machinery (U.K.) Limited (注6) 川重防災工業(株) (注2、5)		
		(商業) 川崎興産(株) 川重商事(株)	(受注仲介) Kawasaki Heavy Industries (U.S.A.) Inc. Kawasaki Heavy Industries (U.K.) Ltd.	(その他) 川重不動産(株) 川崎食品産業(株)

(注)1. 実線枠は連結子会社、点線枠は持分法関連会社であり、主要な会社のみ記載している。
2. 川重防災工業(株)は東証2部および大証2部に上場している。
3. 川重冷熱工業(株)はJASDAQに上場している。
4. 日本飛行機(株)は平成15年3月26日に東証1部上場廃止となり、同年4月1日に当社の完全子会社となった。
5. 川重防災工業(株)は平成15年9月30日付で連結子会社から持分法適用関連会社となった。
6. (株)カワサキプレシジョンマシナリ、Kawasaki Precision Machinery (U.K.) Limitedは平成15年4月1日より
ガスタービン・機械事業からその他事業に移管している。
7. 上記のほか、川崎設備工業(株)は名証2部に上場している。

2. 経営方針

〔経営の基本方針〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、安定的な配当を継続することを基本方針としております。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待する利益を上回る利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）／ 投下資本 ）を採用しております。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の圧縮を図ることにより、財務体質も強化していきます。

具体的な目標数値としては、２００６年度：ＲＯＩＣ ９％（税引き前）以上の達成を中期経営計画の目標として掲げております。

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指しております。

その一環として、事業の選択と集中を進めており、航空宇宙事業、汎用機事業を中核事業として位置づけるとともに、今後の成長が期待される車両事業、ガスタービン・機械事業を育成事業と位置づけ、これらの事業を中心に経営資源を重点投入し、収益の柱として強化していきます。一方、成熟市場で供給過剰状態にある、船舶事業、プラント・環境・鉄構事業については、これらを構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っております。

また、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによる収益力の強化についても継続的に取り組み、安定的で高収益な経営基盤の確立を目指しています。

こうした方針に基づき、中期経営計画を策定した２０００年度以降、社内カンパニー制の導入や、船舶事業・精機事業の分社、鉄構工場の集約、収益力の強化を目指した船舶・ディーゼルエンジン・二輪車をはじめとした数々のアライアンスの推進などに取り組んできました。

〔会社の対処すべき課題〕

内外ともに当面厳しい経営環境を想定せざるを得ない中にあっても、安定的な収益基盤を確立し、持続的成長を果たすことによって企業価値を高めていくために、今期についても、引き続き事業の構造改革や収益力強化のための諸施策を着実に推進していきます。

またこれに加えて、現在の急激な為替変動（円高・ドル安）に対応すべく、緊急の収益改善策を推進するとともに、中長期的に為替変動をはじめとする急激な経営環境の変化に対するフレキシビリティを高めるため、コストのドル化や労務費の弾力化にも取り組んでいきます。

航空宇宙事業では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制を充実させ、さらに中長期的視点に立った航空機生産工場の整備を進めており

ます。また、航空宇宙事業の基盤強化の一環として、本年４月に日本飛行機株式会社を株式交換により当社の完全子会社とし、グループ全体としての開発・生産・整備体制を効率化していきます。なお日本飛行機において子会社化以前に防衛庁に対して過大請求を行っていた事実が本年５月に判明し、現在防衛庁の特別調査を受けております。この事実を踏まえ、親会社として同社の経営陣を刷新するとともに、かかる事態を二度と起こさないよう、内部管理体制の強化、及び事業構造の見直しを同社と一体となって実施中であります。

汎用機事業では、商品競争力を高めるため開発体制を強化し、積極的に新機種を投入するとともに、スズキ株式会社との提携を深化させ、二輪車の相互ＯＥＭ供給や、部品の共通化・共同購入などに加え、共同開発を推進し、収益力の一層の向上を図っていきます。

車両事業は、海外を中心に需要が拡大しており、米国に鉄道車両の一貫製造工場を建設するなど、海外展開を強化しています。また国内では、台車事業や、部品・メンテナンス等の周辺事業を強化し、収益力の向上を図っていきます。

ガスタービン・機械事業では、電力の自由化等に伴う分散型発電の需要拡大を背景にして、２万ｋＷクラスまでのラインアップを完成し、自社開発の強みを活かしながら、サービス・メンテナンスまでも視野に入れた事業展開を強化しています。また、国内市場に続き、海外市場についても積極的に展開していきます。

一方、船舶事業およびガスタービン・機械事業の精機部門については、事業運営のフレキシビリティを一層高め、効率的な事業運営を行なうため、昨年１０月をもって株式会社川崎造船、株式会社カワサキプレシジョンマシナリとして分社し、確固たる自立体制の下で競争力の向上を図っております。

また、車両事業の破砕機部門については、本年４月に株式会社神戸製鋼所と営業・設計部門を統合した合弁会社を設立しました。受注量の拡大を図るとともに、経営の効率化に向けて製造部門を含めた将来の事業統合についても協議を進めています。

さらに、民間設備投資の低迷、公共投資の削減等により、依然として厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減による固定費の削減等、損益分岐点の一層の引き下げに取り組んでいます。その一環として、鉄構事業の野田工場を本年９月末をもって閉鎖して播磨工場に集約するなど、市場規模の縮小に対応した生産体制の見直しも行なっています。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿って諸施策を着実に実行することによって持続的成長を遂げ、企業価値の増大を図っていきます。

〔コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況〕

当グループは、効率的で健全な経営活動によって企業価値を増大させるとともに、株主をはじめとしたステークホルダーに対しても透明性の高い経営を行なうことを、コーポレート・ガバナンスに関する基本的な考え方としております。

当社では、監査役会設置型を採用しており、取締役１１名、監査役４名により構成しております。また併せて、執行役員制・社内カンパニー制を採用しており、執行役員２９名により業務執行を行なっております。取締役としての機能と業務執行機能を明確に分離することにより、経営戦略の立案機能、業務執行の監督機能を強化するとともに、個別の事業における事業戦略の策定・実行を社内カンパニー・執行役員に権限委譲することにより、経営環境の変化に迅速に対応できる体制をとっております。

監査機能については、全監査役が、取締役会および執行役員会に出席するとともに、重要書類を監査役閲覧に付すなど、監査機能の充実を図っております。

コンプライアンスについては、従来から企業倫理に関する社内規則を整備し、社内の意識向上を図るなど、コンプライアンスに取り組んできましたが、その徹底を図るため、本年6月に企業倫理委員会の下部組織としてコンプライアンス委員会を設置するとともに、社外の弁護士を窓口とする「コンプライアンス報告・相談制度」を定めました。また全従業員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動するよう要請するなど、全社を挙げてコンプライアンスに対する意識の向上を図っております。

3. 経営成績及び財政状態

（1）経営成績

1）当中間期の連結業績の概況

当中間期におけるわが国経済は、株価の反転や民間設備投資の増加に景気回復の兆しが見られるものの、公共投資の削減が続くなか、厳しい雇用情勢を反映して個人消費も依然として低迷しており、総じて低調に推移しました。

このような経営環境の下、当社は積極的に営業活動を展開した結果、連結受注高は車両事業・航空宇宙事業などで増加しましたが、船舶事業、プラント･環境・鉄構事業が減少し、全体では 5,212 億円とほぼ前年同期並みとなりました。

当中間期の連結売上高については、航空宇宙事業などで増加したものの、プラント･環境・鉄構事業、車両事業などで減少し、全体では前年同期を 164 億円下回る 5,232 億円となりました。

利益面につきましては、船舶事業での工事採算改善等により当中間期の営業損益は 16 億円の黒字に転じ（前年同期は 22 億円の損失）、経常損失も 9 億円と前年同期から大幅に改善しましたが、税効果会計の規定に基づき一部税金費用の繰延がなかった結果、中間純損益は前年同期並みの 33 億円の損失となりました。

また、当中間期の単独業績につきましては、受注高 3,017 億円、売上高 2,973 億円、経常損失 68 億円、中間純損失 34 億円となりました。

中間配当につきましては、今後の事業展開等を勘案して、まことに遺憾ながら見送らせていただくことといたしました。

なお、日本飛行機の防衛庁に対する過大請求案件につきましては、現在補正額決定のための特別調査が実施されており、補正額が未定であるため、今中間決算ならびに通期業績見通しへの影響額折込はいたしておりません。

2）当中間期の連結セグメント別業績

従来「ガスタービン・機械事業」に含まれていた精機部門は、当中間期より「その他事業」に含めています。これに伴い、前年同期実績は現行の区分に組替えて表示しています。

（単位：億円）

事業種類別セグメント	当中間期（15年9月期）		前中間期（14年9月期）		
	売上高	営業損益	売上高	営業損益	
船　　舶	516	38	498	-15	
車　　両	578	14	794	9	
航空宇宙	698	20	456	13	
ガスタービン・機械	657	7	676	20	
プラント・環境・鉄構	505	-50	801	-45	
汎用機	1,656	-26	1,623	-1	
その他	619	11	546	-3	
合　　計	5,232	16	5,396	-22	

（参考）受注高	
当中間期（15年9月期）	前中間期（14年9月期）
466	751
1,027	757
312	253
533	501
573	819
1,656	1,623
642	523
5,212	5,230

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

連結受注高は、LNG船1隻、ばら積み貨物船8隻、VLCC1隻の計10隻を受注した結果466億円となり、LNG船3隻などを受注した前年同期比では284億円の減少となりました。

連結売上高はLPG船、LNG船、ばら積み貨物船などを売り上げた結果516億円となり、前年同期比18億円増となりました。営業損益は当中間期に好採算案件の売上計上があったことにより38億円の黒字を計上し、前年同期（15億円の損失）から大幅改善しました。

車両事業

連結受注高は、ニューヨーク市向け地下鉄電車、台湾向け地下鉄電車などを受注した結果、1,027億円と前年度期比269億円増となりました。

連結売上高は578億円とニューヨーク市向け地下鉄電車や香港向け地下鉄電車などの大口海外案件のあった前年同期から215億円減少しましたが、国内案件の採算が改善したため営業利益は14億円と前年同期比4億円増加しました。

航空宇宙事業

連結受注高は、B767・B777旅客機分担生産品や防衛庁向け航空機補用品などを受注し、前年同期比59億円増の312億円となりました。

連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機の開発契約の売上計上に加えて当中間期より新たに日本飛行機が連結対象に加わったことにより、698億円と前年同期比241億円の大幅増加となり、営業利益も20億円と前年同期から7億円増加しました。

ガスタービン・機械事業

連結受注高は、V2500、トレントなど民間航空機用ｴﾝｼﾞﾝ分担製造品が増加したため、前年同期比32億円増の533億円となりました。

連結売上高は、舶用タービン・ボイラ、産業用ガスタービンなどが減少したため657億円と前年同期からやや減少し、営業利益は7億円と前年同期比13億円減少しました。

プラント・環境・鉄構事業

連結受注高は、インドネシア向けフェロニッケル生産プラントなどを受注しましたが、大口案件が少

なく、全体では573億円と前年同期比246億円減少となりました。

連結売上高は各地方公共団体向け都市ごみ焼却設備やブラジル向けCCPP設備など505億円を売上ましたが、中国向け肥料プラントや大口の都市ごみ焼却設備があった前年同期比では295億円の減少となりました。営業損益も、不採算案件は大きく減ったものの売上減少の影響が大きく、50億円の損失と前年同期並みにとどまりました。

汎用機事業

連結売上高は米国・欧州二輪車販売子会社の販売が増加したことにより前年同期比33億円増加の1,656億円となりましたが、販売促進の強化に伴う経費の増加などにより営業損益は26億円の赤字となりました。

その他事業

中国向けが好調な精機部門を中心に、連結売上高619億円、営業利益11億円と前年同期比で増収増益となりました。

（２）財政状態

債権流動化の活用をはじめとする資産効率化を進めた結果、当中間期末の総資産は1兆1,602億円と前中間期末に比べ123億円減少しました。

連結キャッシュ・フローにつきましては、当中間期の営業活動において110億円の資金の純増（前年同期は210億円の純増）となりました。また、投資活動においては、設備投資などにより143億円の資金の純減（前年同期は189億円の純減）、財務活動では、借入債務の圧縮を進めたことで45億円の資金の純減（前年同期は383億円の純減）となりました（フリーキャッシュフローは33億円の資金の純減）。これらの結果、当中間の現金及び現金同等物期末残高は、前期末に比べ72億円減少し526億円となりました。

（３）平成１５年度の連結業績見通し

国内外の経営環境は当面厳しい状況が継続するものと予想していますが、当社は将来に向けて持続的成長軌道に乗せることを経営の最重要課題とし、安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べて車両事業、プラント・環境・鉄構事業などにおいて減少が見込まれるため、約8%減の11,400億円となる見通しであります。

利益面については，経営全般にわたる収益改善諸施策を強力に推進してまいりますが、計画為替レートを1ドル＝120円から110円に変更したこと等により、連結経常利益は80億円、連結当期純利益は40億円となる見通しであります。

なお、単独業績については、売上高7,600億円、経常利益60億円、当期純利益40億円となる見通しであります。

※本資料に記載されている業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであります。従いまして、実際の業績は様々の要因の変化により、記載の見通しと異なる結果となることがあります。そのような要因としては、当社を取り巻く経済情勢、為替相場の変動、及び国内外の各種規制等があげられます。

通期（平成16年3月期）見通し補足資料

1．全社見通し

（単位：億円）

	16年3月期見通し				15年3月期実績	
	今回		5月9日見通し			
	連結	単独	連結	単独	連結	単独
売上高	11,400	7,600	11,700	7,700	12,395	8,947
営業利益	190	130	260	150	305	163
経常利益	80	60	140	80	162	74
当期純利益	40	40	80	60	130	60

受注高	12,000	8,000	12,000	8,000	12,274	9,153
ROIC（税引前）	3.0%		4.2%		4.6%	
研究開発費	310	280	310	280	309	292
設備投資額	420	280	420	280	351	240
減価償却費	330	180	330	180	315	189
期末従業員数	29,000	11,100	29,800	11,200	28,642	11,568
（うち海外従業員）	(5,300)		(5,200)		(5,123)	

（注）1．16年3月期見通し前提為替ﾚｰﾄ：（今回）110円/US$、125円/ﾕｰﾛ　（5月9日）120円/US$、123円/ﾕｰﾛ
2．ROIC（税引前）＝（税引前損益+支払利息）／投下資本
3．設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額
4．研究開発費は発生ベース、汎用機の改良研究費を含む。

2．セグメント（部門）別見通し

①連結見通し

(a)　売上損益　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	16年3月期見通し				15年3月期実績	
	今回		5月9日見通し			
	売上高	営業損益	売上高	営業損益	売上高	営業損益
船舶	900	0	1,000	30	1,054	14
車両	1,300	30	1,300	20	1,647	54
航空宇宙	1,700	10	1,700	20	1,548	60
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,400	40	1,400	40	1,507	52
ﾌﾟﾗﾝﾄ・環境・鉄構	1,900	20	2,000	20	2,190	△ 42
汎用機	3,000	70	3,000	110	3,180	134
その他	1,200	20	1,300	20	1,266	31
合計	11,400	190	11,700	260	12,395	305

(b)　受注高　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	16年3月期見通し		15年3月期実績
	今回	5月9日見通し	
船舶	1,000	1,000	1,109
車両	1,400	1,300	1,766
航空宇宙	2,100	2,100	1,630
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,200	1,200	1,329
ﾌﾟﾗﾝﾄ・環境・鉄構	2,000	2,000	2,082
汎用機	3,000	3,000	3,180
その他	1,300	1,400	1,175
合計	12,000	12,000	12,274

②単独見通し

(a)　売上高・受注高

(単位：億円)

セグメント（部門）	16年3月期見通し				15年3月期実績	
	今回		5月9日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
船舶	－	－	－	－	476	727
車両	1,000	1,100	1,000	1,100	1,038	1,375
航空宇宙	1,400	1,900	1,400	1,900	1,532	1,614
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,300	1,100	1,300	1,100	1,519	1,251
ﾌﾟﾗﾝﾄ・環境・鉄構	1,900	1,900	2,000	1,900	2,133	1,937
汎用機	2,000	2,000	2,000	2,000	2,247	2,247
合計	7,600	8,000	7,700	8,000	8,947	9,153
輸出高	3,400	3,700	3,600	3,500	4,023	4,614
輸出比率	44.7%	46.3%	46.8%	43.8%	44.9%	50.4%

(b)　輸出売上高・受注高

(単位：億円)

セグメント（部門）	16年3月期見通し				15年3月期実績	
	今回		5月9日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
船舶	－	－	－	－	299	538
車両	300	650	300	450	363	669
航空宇宙	300	300	350	300	351	331
ｶﾞｽﾀｰﾋﾞﾝ・機械	450	350	500	350	564	348
ﾌﾟﾗﾝﾄ・環境・鉄構	650	700	750	700	511	793
汎用機	1,700	1,700	1,700	1,700	1,933	1,933
合計	3,400	3,700	3,600	3,500	4,023	4,614

4. 中間連結財務諸表等

中間連結損益計算書

（単位　百万円）

科目	当中間連結会計期間（平成15年4月1日から平成15年9月30日まで）	前中間連結会計期間（平成14年4月1日から平成14年9月30日まで）	比較増減	前連結会計年度（平成14年4月1日から平成15年3月31日まで）
Ⅰ 売上高	523,269	539,691	△ 16,421	1,239,598
Ⅱ 売上原価	452,815	474,106	△ 21,290	1,069,341
売上総利益	70,454	65,585	4,869	170,256
Ⅲ 販売費及び一般管理費	68,838	67,819	1,019	139,713
営業利益又は営業損失(△)	1,615	△ 2,233	3,849	30,543
Ⅳ 営業外収益	3,952	4,129	△ 177	8,423
1. 受取利息	(713)	(1,643)	(△ 930)	(3,923)
2. 受取配当金	(391)	(576)	(△ 185)	(760)
3. 持分法による投資利益	(325)	(61)	(264)	(-)
4. 有価証券売却益	(413)	(-)	(413)	(877)
5. その他	(2,107)	(1,847)	(260)	(2,862)
Ⅴ 営業外費用	6,531	10,690	△ 4,159	22,693
1. 支払利息	(3,941)	(5,157)	(△ 1,216)	(10,290)
2. 有価証券売却損	(-)	(38)	(△ 38)	(-)
3. 為替差損	(878)	(1,640)	(△ 762)	(2,452)
4. 持分法による投資損失	(-)	(-)	(-)	(466)
5. その他	(1,711)	(3,854)	(△ 2,142)	(9,483)
経常利益又は経常損失(△)	△ 963	△ 8,795	7,831	16,273
Ⅵ 特別利益	117	1,311	△ 1,194	5,265
1. 子会社株式売却益	(117)	(-)	(117)	(76)
2. 退職給付信託設定益	(-)	(1,311)	(△ 1,311)	(1,902)
3. 固定資産売却益	(-)	(-)	(-)	(3,286)
Ⅶ 特別損失	102	1,025	△ 923	4,310
1. 退職給付会計基準変更時差異償却額	(102)	(102)	(-)	(205)
2. 不動産開発事業関連損失	(-)	(923)	(△ 923)	(923)
3. 事業構造改善費用	(-)	(-)	(-)	(3,181)
税金等調整前中間純損失(△)又は当期純利益	△ 948	△ 8,509	7,560	17,228
法人税、住民税及び事業税	2,511	△ 5,109	7,620	11,395
法人税等調整額	-	-	-	△ 7,555
少数株主損失（△）又は少数株主利益	△ 63	87	△ 151	365
中間純損失(△)又は当期純利益	△ 3,395	△ 3,487	92	13,022

中間連結剰余金計算書

（単位　百万円）

科目	当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）	前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）	前連結会計年度（平成14年４月１日から平成15年３月31日まで）
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高	24,682	24,682	24,682
Ⅱ　資本剰余金増加高	6,705	0	0
1. 株式交換に係る新株発行に伴う増加高	(6,705)	(－)	(－)
2. 転換社債転換に伴う増加高	(－)	(0)	(0)
Ⅲ　資本剰余金中間期末残高	31,387	24,682	24,682
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高	77,069	64,109	64,109
Ⅱ　利益剰余金減少高	2,931	62	62
1. 配当金	(2,780)	(－)	(－)
2. 役員賞与	(71)	(62)	(62)
3. その他	(79)	(－)	(－)
Ⅲ　中間（当期）純利益又は純損失（△）	△　3,395	△　3,487	13,022
Ⅳ　利益剰余金中間期末残高	70,741	60,559	77,069

＊連結＊

中間連結貸借対照表

(単位　百万円)

科　　目	当中間連結会計期間 (平成15年９月30日現在)	前連結会計年度 (平成15年３月31日現在)	比較増減	前中間連結会計期間 (平成14年９月30日現在)
資産の部				
Ⅰ 流動資産	806,862	827,961	△ 21,099	842,638
1. 現金及び預金	54,111	61,184	△ 7,073	55,463
2. 受取手形及び売掛金	299,800	380,544	△ 80,744	310,112
3. たな卸資産	392,740	342,387	50,353	415,451
4. 繰延税金資産	20,648	18,423	2,225	22,131
5. その他	46,041	30,597	15,443	43,773
貸倒引当金	△ 6,479	△ 5,175	△ 1,303	△ 4,294
Ⅱ 固定資産	353,428	321,199	32,229	330,043
1. 有形固定資産	261,884	234,352	27,532	240,551
(1) 建物及び構築物	98,226	93,296	4,930	93,522
(2) 機械装置及び運搬具	64,208	60,550	3,658	64,065
(3) 土地	69,164	53,429	15,734	54,345
(4) 建設仮勘定	9,266	6,467	2,799	7,190
(5) その他	21,017	20,608	408	21,428
2. 無形固定資産	11,576	10,084	1,492	9,565
3. 投資その他の資産	79,967	76,761	3,205	79,925
(1) 投資有価証券	53,805	46,962	6,842	54,384
(2) 長期貸付金	3,573	3,830	△ 256	4,018
(3) 繰延税金資産	6,942	10,764	△ 3,822	5,422
(4) その他	19,887	20,248	△ 360	21,326
貸倒引当金	△ 4,241	△ 5,044	802	△ 5,226
資産合計	1,160,291	1,149,160	11,130	1,172,681

＊連結＊

（単位　百万円）

科目	当中間連結会計期間 (平成15年9月30日現在)	前連結会計年度 (平成15年3月31日現在)	比較増減	前中間連結会計期間 (平成14年9月30日現在)
負債の部				
Ⅰ 流動負債	691,331	690,190	1,140	716,808
1. 支払手形及び買掛金	241,501	294,768	△ 53,267	272,350
2. 短期借入金	199,708	172,168	27,539	192,839
3. 未払法人税等	2,248	7,560	△ 5,312	1,606
4. 繰延税金負債	1,513	283	1,229	234
5. 賞与引当金	17,436	19,540	△ 2,104	19,673
6. 保証工事引当金	2,118	2,302	△ 184	2,249
7. 事業構造改善費用引当金	1,212	2,259	△ 1,047	-
8. 受注工事損失引当金	831	832	△ 1	109
9. その他	224,761	190,473	34,287	227,743
(1) 前受金	140,441	100,828	39,612	155,871
(2) 1年内償還社債	30,000	29,079	921	29,079
(3) その他	54,320	60,565	△ 6,245	42,793
Ⅱ 固定負債	284,333	278,794	5,538	291,099
1. 社債	113,286	131,286	△ 18,000	141,286
2. 長期借入金	91,892	95,650	△ 3,758	85,635
3. 繰延税金負債	3,339	2,824	514	3,554
4. 退職給付引当金	58,803	41,350	17,452	51,233
5. 役員退職慰労引当金	958	1,017	△ 59	851
6. 連結調整勘定	8,431	-	8,431	-
7. その他	7,622	6,665	957	8,538
負債合計	975,664	968,985	6,679	1,007,907
少数株主持分	3,747	5,590	△ 1,843	5,323
Ⅰ 資本金	81,427	81,427	-	81,427
Ⅱ 資本剰余金	31,387	24,682	6,705	24,682
Ⅲ 利益剰余金	70,741	77,069	△ 6,327	60,559
Ⅳ その他有価証券評価差額金	9,326	3,671	5,655	4,835
Ⅴ 為替換算調整勘定	△ 11,917	△ 12,225	307	△ 12,028
Ⅵ 自己株式	△ 85	△ 40	△ 45	△ 25
資本合計	180,879	174,584	6,294	159,450
負債、少数株主持分及び資本合計	1,160,291	1,149,160	11,130	1,172,681

中間連結キャッシュ・フロー計算書

（単位　百万円）

科　　　目	当中間連結会計期間 （平成15年４月１日から 平成15年９月30日まで）	前中間連結会計期間 （平成14年４月１日から 平成14年９月30日まで）	比較増減	前連結会計年度 （平成14年４月１日から 平成15年３月31日まで）
Ⅰ　営業活動によるキャッシュ・フロー				
1. 税金等調整前中間純損失（△）又は当期純利益	△　948	△　8,509	7,560	17,228
2. 減　価　償　却　費	15,796	15,347	448	31,595
3. 退職給付引当金の増加額	2,256	4,484	△　2,227	1,954
4. 賞与引当金の増加額又は減少額（△）	△　2,801	708	△　3,509	603
5. 貸倒引当金の増加額又は減少額（△）	277	△　1,402	1,679	△　717
6. 受注工事損失引当金の増加額	-	-	-	752
7. 事業構造改善費用引当金の増加額又は減少額（△）	△　1,047	-	△　1,047	2,259
8. たな卸資産処分損	-	-	-	1,155
9. 投資有価証券評価損失	-	-	-	909
10. 子会社株式売却益	△　117	-	△　117	-
11. 株　式　売　却　損　益	△　413	38	△　451	△　954
12. 固定資産売却損益	△　311	648	△　959	△　2,052
13. 退職給付信託設定益	-	△　1,311	1,311	△　1,902
14. 受取利息及び受取配当金	△　1,105	△　2,220	1,115	△　4,683
15. 支　払　利　息	3,941	5,157	△　1,216	10,290
16. 売上債権の減少額	80,613	74,403	6,210	3,736
17. たな卸資産の増加額（△）又は減少額	△　40,904	△　49,120	8,216	24,835
18. その他流動資産の増加額（△）又は減少額	△　8,239	△　5,660	△　2,579	8,955
19. 仕入債務の減少額	△　51,844	△　48,634	△　3,210	△　26,737
20. 前受金の増加額又は減少額（△）	39,963	44,454	△　4,490	△　10,646
21. その他流動負債の増加額又は減少額（△）	△　12,630	△　3,288	△　9,341	13,147
22. そ　の　他	△　809	1,070	△　1,880	△　576
小　　計	21,675	26,163	△　4,488	69,154
23. 利息及び配当金の受取額	1,725	2,265	△　540	4,220
24. 利息の支払額	△　3,986	△　4,761	774	△　10,120
25. 法人税等の支払額	△　8,415	△　2,600	△　5,814	△　6,485
営業活動によるキャッシュ・フロー	11,000	21,067	△　10,067	56,769
Ⅱ　投資活動によるキャッシュ・フロー				
1. 定期預金（預入期間３ヶ月超）の純増加額（△）又は純減少額	△　131	△　173	42	220
2. 有形固定資産取得による支出	△　14,668	△　17,276	2,607	△　31,348
3. 有形固定資産売却による収入	1,583	489	1,094	8,428
4. 無形固定資産取得による支出	△　2,477	△　741	△　1,736	△　2,207
5. 無形固定資産売却による収入	11	21	△　10	40
6. 投資有価証券取得による支出	△　406	△　876	470	△　4,239
7. 投資有価証券売却による収入	819	138	680	2,642
8. 短期貸付金の純増加額（△）又は純減少額	234	△　870	1,105	△　179
9. 長期貸付けによる支出	△　34	△　458	424	△　1,804
10. 長期貸付金の回収による収入	122	408	△　285	762
11. 新規連結子会社の株式の取得による収入	-	162	△　162	-
12. そ　の　他	631	246	385	859
投資活動によるキャッシュ・フロー	△　14,315	△　18,931	4,616	△　26,826
Ⅲ　財務活動によるキャッシュ・フロー				
1. 短期借入金の純増加額又は純減少額（△）	13,682	△　27,536	41,218	△　53,048
2. 長期借入れによる収入	15,674	14,433	1,241	34,128
3. 長期借入金の返済による支出	△　11,928	△　15,104	3,176	△　20,579
4. 社債の償還による支出	△　19,079	△　10,000	△　9,079	△　20,000
5. 自己株式取得による支出	△　61	△　14	△　46	△　1
6. 配当金の支払額	△　2,746	△　1	△　2,745	△　1
7. 少数株主への配当金の支払額	△　128	△　99	△　28	△　98
財務活動によるキャッシュ・フロー	△　4,587	△　38,324	33,737	△　59,600
Ⅳ　現金及び現金同等物に係る換算差額	366	480	△　114	△　280
Ⅴ　現金及び現金同等物の減少額	△　7,535	△　35,707	28,171	△　29,939
Ⅵ　現金及び現金同等物の期首残高	59,837	89,776	△　29,939	89,776
Ⅶ　新規連結に伴う現金及び現金同等物の増加高	1,329	-	1,329	-
Ⅷ　連結除外に伴う現金及び現金同等物の減少高	△　999	-	△　999	-
Ⅸ　現金及び現金同等物の中間期末（期末）残高	52,632	54,069	△　1,437	59,837

中間連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項
連結子会社数　103社
主要会社名：
(国内) (株)川崎造船、(株)カワサキプレシジョンマシナリ、川重商事(株)、
(株)カワサキマシンシステムズ、(株)カワサキモータースジャパン、川重冷熱工業(株)、
日本飛行機(株)、川重工事(株)、大阪動力工業(株)
(海外) Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、
Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、
Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、
Kawasaki Motors (Phils.) Corporation.

非連結子会社数　4社
関 連 会 社 数　30社 (うち持分法適用会社数 16社 主要会社名：川崎設備工業(株)、川重防災工業(株))

2. 連結範囲及び持分法の適用の異動状況
(1) 連結範囲
(新規) 5社　日本飛行機(株)、日飛電子精機(株)、日飛スキル(株)、日飛興産(株)、Flutek, Ltd.
(除外) 6社　川重車両メンテナンス(株)、(株)川重野田テック、川重防災工業(株)、
日本ホステック(株)、クレセントタクシー(株)、Kawasaki Motors (U.K.) Ltd.
(2) 持分法適用会社
(新規) 3社　川重防災工業(株)、(株)アーステクニカ、ヴェステックジャパン(株)
(除外) 2社　日本飛行機(株)、(株)ケンキ

3. 連結子会社の中間決算日等に関する事項
連結子会社の中間決算日については、国内会社では、(株)カワサキモータースジャパンが6月30日、川重鉄構工事(株)が8月31日、海外会社では、Kawasaki Motors Corp., U.S.A.他27社が6月30日であり、中間連結決算日（9月30日）と異なっているが、その差異が3ヵ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。

4. 会計処理基準に関する事項
(1) 資産の評価基準及び評価方法
①有価証券
満期保有目的債券
主として償却原価法により評価している。
その他有価証券
・時価のあるもの
中間連結決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。
・時価のないもの
主として移動平均法による原価法により評価している。
なお、売買目的有価証券については保有していない。
②たな卸資産
主として個別法、移動平均法及び先入先出法による原価法により評価している。
③デリバティブ取引により生ずる正味の債権債務
時価法により評価している。
(2) 減価償却資産の減価償却の方法
①有形固定資産
主として定率法により償却している。ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。
②無形固定資産
定額法により償却している。
(3) 引当金の計上基準
①貸倒引当金
債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④事業構造改善費用引当金

前連結会計年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積りが可能な金額を計上している。

⑤受注工事損失引当金

中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。

⑥退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異（130,927百万円）は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

⑦役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっている。

（追加情報）

平成15年４月１日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年５月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。

補正額については現在調査中であり、当中間連結会計期間末においては見積り不能であるため、当中間連結会計期間の連結財務諸表においては、当該事案の影響を折り込まず、株式交換日の直前期末日における同社資産・負債の時価評価額に基づきパーチェス法による連結処理を行ない、8,295百万円の貸方連結調整勘定を計上したが、補正額が確定すれば当該時価評価額を修正する予定である。従い、当中間連結会計期間においては、当該貸方連結調整勘定の償却は実施していない。

注 記 事 項

（連結損益計算書関係）

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

1.　当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2.　子会社株式売却益は、川重防災工業株式会社の株式売却益である。
3.　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を５年均等費用処理したものである。
4.　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

（連結貸借対照表関係）

	当中間連結会計期間（平成15年９月30日現在）	前連結会計年度（平成15年３月31日現在）	前中間連結会計期間（平成14年９月30日現在）
1.　受取手形割引高	172百万円	26百万円	542百万円
2.　受取手形裏書譲渡高	60百万円	30百万円	19百万円
3.　有形固定資産に対する減価償却累計額	554,640百万円	526,757百万円	534,913百万円
4.　保証債務	28,285百万円	31,526百万円	32,980百万円
5.　担保に供している資産	23,131百万円	21,139百万円	18,876百万円

（連結キャッシュ・フロー計算書関係）

当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	54,111百万円
預入期間が３ヶ月を超える定期預金	△ 1,478
現金及び現金同等物	52,632

2. ―――――――――

前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）

1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	55,463百万円
預入期間が３ヶ月を超える定期預金	△ 1,393
現金及び現金同等物	54,069

2. ―――――――――

前連結会計年度（平成14年４月１日から平成15年３月31日まで）

1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	61,184百万円
預入期間が３ヶ月を超える定期預金	△ 1,347
現金及び現金同等物	59,837

2. 退職給付信託設定に伴う投資有価証券の減少額と退職給付引当金の減少額は相殺表示してある。

（有価証券関係）

当中間連結会計期間（平成15年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	15,832	31,839	16,006
合計	15,832	31,839	16,006

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	9,388
② 優先出資証券	5,000
③ 事業団等に対する出資証券	272
(3) 子会社関連会社株式	3,235
合計	17,924

前連結会計年度（平成15年３月31日現在）

1　時価のある有価証券

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	16,005	22,770	6,765
合計	16,005	22,770	6,765

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	8,956
② 優先出資証券	5,000
③ 事業団等に対する出資証券	295
(3) 子会社関連会社株式	7,556
合計	21,834

前中間連結会計期間（平成14年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
①　株式	23,925	32,770	8,844
②　その他	94	69	△25
合計	24,020	32,839	8,819

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	25
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	5,994
②　優先出資証券	5,000
③　事業団等に対する出資証券	351
(3) 子会社関連会社株式	3,081
合計	14,451

(セグメント情報)

(1) 事業の種類別セグメント情報

当中間連結会計期間(平成15年４月１日から平成15年９月30日まで)　　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	51,682	57,885	69,815	65,798	50,530	165,650	61,906	523,269	-	523,269
(2)セグメント間の内部売上高又は振替高	779	1,585	983	5,269	5,565	1,660	19,604	35,449	(35,449)	-
計	52,462	59,470	70,798	71,068	56,096	167,311	81,511	558,719	(35,449)	523,269
営業費用	48,605	57,995	68,727	70,333	61,096	169,949	80,266	556,973	(35,319)	521,654
営業利益又は損失(△)	3,857	1,475	2,071	734	△ 5,000	△ 2,637	1,244	1,745	(129)	1,615

(注) 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)　　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	49,823	79,422	45,657	80,801	80,128	162,316	41,541	539,691	-	539,691
(2)セグメント間の内部売上高又は振替高	711	1,197	828	9,170	10,712	2,290	16,670	41,581	(41,581)	-
計	50,534	80,620	46,486	89,971	90,840	164,606	58,212	581,272	(41,581)	539,691
営業費用	52,066	79,633	45,145	88,013	95,439	164,767	58,560	583,626	(41,701)	541,925
営業利益又は損失(△)	△ 1,531	986	1,340	1,958	△ 4,598	△ 160	△ 348	△ 2,353	119	△ 2,233

前連結会計年度(平成14年４月１日から平成15年３月31日まで)　　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	105,457	164,773	154,847	181,043	219,092	318,024	96,358	1,239,598	-	1,239,598
(2)セグメント間の内部売上高又は振替高	1,555	3,157	2,372	20,880	22,556	3,033	39,774	93,329	(93,329)	-
計	107,013	167,930	157,220	201,923	241,649	321,057	136,133	1,332,927	(93,329)	1,239,598
営業費用	105,605	162,440	151,125	195,831	245,891	307,654	134,229	1,302,777	(93,722)	1,209,055
営業利益又は損失(△)	1,408	5,490	6,095	6,091	△ 4,242	13,403	1,903	30,150	393	30,543

(注) 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(事業区分の変更)

事業区分については、社内管理区分の変更に伴い従来ガスタービン・機械事業に分類していた精機部門を、当連結会計年度より、その他事業に区分を変更することとした。

前中間連結会計期間及び前連結会計年度のセグメント情報を変更後の区分に組替えると次のようになる。

前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	49,823	79,422	45,657	67,693	80,128	162,316	54,650	539,691	-	539,691
(2)セグメント間の内部売上高又は振替高	711	1,197	828	5,441	10,712	2,290	18,269	39,451	(39,451)	-
計	50,534	80,620	46,486	73,134	90,840	164,606	72,919	579,142	(39,451)	539,691
営業費用	52,066	79,633	45,145	71,070	95,439	164,767	73,353	581,476	(39,551)	541,924
営業利益又は損失（△）	△ 1,531	986	1,340	2,063	△ 4,598	△ 160	△ 434	△ 2,334	100	△ 2,233

前連結会計年度(平成14年４月１日から平成15年３月31日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去	連結
売上高										
(1)外部顧客に対する売上高	105,457	164,773	154,847	150,766	219,092	318,024	126,635	1,239,598	-	1,239,598
(2)セグメント間の内部売上高又は振替高	1,555	3,157	2,372	13,266	22,556	3,033	43,187	89,128	(89,128)	-
計	107,013	167,930	157,220	164,033	241,649	321,057	169,822	1,328,727	(89,128)	1,239,598
営業費用	105,605	162,440	151,125	158,767	245,891	307,654	167,080	1,298,564	(89,509)	1,209,055
営業利益又は損失（△）	1,408	5,490	6,095	5,266	△ 4,242	13,403	2,742	30,162	380	30,543

(2) 所在地別セグメント情報

当中間連結会計期間(平成15年４月１日から平成15年９月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1)外部顧客に対する売上高	366,348	101,934	44,119	8,385	2,482	523,269	-	523,269
(2)セグメント間の内部売上高又は振替高	68,812	8,056	2,262	4,819	40	83,992	(83,992)	-
計	435,161	109,991	46,382	13,204	2,523	607,261	(83,992)	523,269
営業費用	435,660	110,870	45,651	13,513	2,472	608,168	(86,514)	521,654
営業利益又は損失（△）	△　499	△　879	730	△　309	50	△　906	2,522	1,615

前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1)外部顧客に対する売上高	363,783	126,182	37,360	10,183	2,181	539,691	-	539,691
(2)セグメント間の内部売上高又は振替高	78,792	7,984	1,890	3,539	62	92,269	(92,269)	-
計	442,576	134,166	39,250	13,723	2,243	631,961	(92,269)	539,691
営業費用	448,631	133,803	38,162	13,487	2,161	636,245	(94,320)	541,925
営業利益又は損失（△）	△　6,055	363	1,088	236	82	△　4,284	2,050	△　2,233

前連結会計年度(平成14年４月１日から平成15年３月31日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去	連結
売上高								
(1)外部顧客に対する売上高	907,166	252,178	56,940	19,105	4,207	1,239,598	-	1,239,598
(2)セグメント間の内部売上高又は振替高	202,170	13,686	5,520	11,271	114	232,764	(232,764)	-
計	1,109,337	265,864	62,461	30,377	4,322	1,472,362	(232,764)	1,239,598
営業費用	1,083,291	262,249	61,850	29,494	4,214	1,441,101	(232,045)	1,209,055
営業利益又は損失（△）	26,046	3,615	610	882	107	31,261	(718)	30,543

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

(3) 海外売上高

当中間連結会計期間(平成15年４月１日から平成15年９月30日まで)

(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	123,223	70,313	29,624	34,291	257,451
Ⅱ連結売上高					523,269
Ⅲ連結売上高に占める海外売上高の割合	23.5%	13.4%	5.6%	6.5%	49.2%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、イギリス、オランダ、フランス
アジア	韓国、台湾、インドネシア
その他の地域	パナマ、オーストラリア、トルコ

前中間連結会計期間(平成14年４月１日から平成14年９月30日まで)

(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	152,803	51,750	40,563	36,310	281,427
Ⅱ連結売上高					539,691
Ⅲ連結売上高に占める海外売上高の割合	28.3%	9.5%	7.5%	6.7%	52.1%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、韓国、香港
その他の地域	パナマ、バハマ、オーストラリア

前連結会計年度(平成14年４月１日から平成15年３月31日まで)

(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	303,681	92,154	87,014	52,493	535,344
Ⅱ連結売上高					1,239,598
Ⅲ連結売上高に占める海外売上高の割合	24.4%	7.4%	7.0%	4.2%	43.1%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ドイツ、ノルウェー、フランス、イギリス、オランダ
アジア	中国、台湾、韓国
その他の地域	ブラジル、パナマ、トルコ

5. 生産、受注及び販売の状況（連結）

社内管理区分の変更に伴い、従来ガスタービン・機械事業に分類していた精機部門を、当会計年度よりその他事業に区分を変更することとした。それに従って前中間期・前期の実績および比較増減を変更後の数値で表示している。

＜生産実績＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）		比較増減		前連結会計年度（平成14年４月１日から平成15年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	48,062	9.0	49,450	8.8	△ 1,388	△ 2.8	97,296	8.7
車両	56,647	10.6	75,599	13.4	△ 18,951	△ 25.0	138,548	12.5
航空宇宙	74,837	14.1	71,574	12.7	3,262	4.5	145,573	13.1
ガスタービン・機械	74,322	14.0	67,343	12.0	6,978	10.3	142,684	12.8
プラント・環境・鉄構	62,109	11.7	98,786	17.6	△ 36,677	△ 37.1	204,261	18.4
汎用機	141,655	26.6	128,827	22.9	12,828	9.9	224,908	20.3
その他	73,061	13.7	68,863	12.2	4,198	6.0	153,284	13.8
合計	530,695	100.0	560,444	100.0	△ 29,748	△ 5.3	1,106,557	100.0

（注）金額は、生産高（製造原価）によっている。

＜受注高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）		比較増減		前連結会計年度（平成14年４月１日から平成15年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	46,675	8.9	75,165	14.3	△ 28,490	△ 37.9	110,926	9.0
車両	102,748	19.7	75,763	14.4	26,984	35.6	176,693	14.3
航空宇宙	31,277	6.0	25,348	4.8	5,929	23.3	163,023	13.2
ガスタービン・機械	53,364	10.2	50,106	9.5	3,258	6.5	132,988	10.8
プラント・環境・鉄構	57,318	10.9	81,967	15.6	△ 24,649	△ 30.0	208,267	16.9
汎用機	165,650	31.7	162,316	31.0	3,334	2.0	318,024	25.9
その他	64,221	12.3	52,357	10.0	11,863	22.6	117,525	9.5
合計	521,255	100.0	523,024	100.0	△ 1,769	△ 0.3	1,227,449	100.0

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している

＜売上高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）		比較増減		前連結会計年度（平成14年４月１日から平成15年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	51,682	9.8	49,823	9.2	1,858	3.7	105,457	8.5
車両	57,885	11.0	79,422	14.7	△ 21,537	△ 27.1	164,773	13.2
航空宇宙	69,815	13.3	45,657	8.4	24,158	52.9	154,847	12.4
ガスタービン・機械	65,798	12.5	67,693	12.5	△ 1,894	△ 2.7	150,766	12.1
プラント・環境・鉄構	50,530	9.6	80,128	14.8	△ 29,597	△ 36.9	219,092	17.6
汎用機	165,650	31.6	162,316	30.0	3,334	2.0	318,024	25.6
その他	61,906	11.8	54,650	10.1	7,256	13.2	126,635	10.2
合計	523,269	100.0	539,691	100.0	△ 16,421	△ 3.0	1,239,598	100.0

＜受注残高＞ （単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成15年９月30日現在）		前連結会計年度（平成15年３月31日現在）		比較増減		前中間連結会計期間（平成14年９月30日現在）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	162,496	14.0	173,303	14.7	△ 10,807	△ 6.2	212,559	17.8
車両	317,760	27.5	273,562	23.2	44,197	16.1	260,050	21.8
航空宇宙	180,363	15.6	208,409	17.7	△ 28,046	△ 13.4	172,648	14.4
ガスタービン・機械	136,379	11.8	160,874	13.6	△ 24,494	△ 15.2	168,398	14.1
プラント・環境・鉄構	331,827	28.7	327,910	27.8	3,917	1.1	340,621	28.6
汎用機	-	-	-	-	-	-	-	-
その他	25,294	2.1	31,501	2.6	△ 6,207	△ 19.7	36,476	3.0
合計	1,154,121	100.0	1,175,562	100.0	△ 21,440	△ 1.8	1,190,754	100.0

＊単独＊

6. 個別財務諸表の概要

平成 16年 3月期　個別中間財務諸表の概要

平成 15年 11月 7日

上 場 会 社 名　川崎重工業株式会社　上場取引所 東① 大① 名①
コード番号 7012　(URL http://www.khi.co.jp/)
代 表 者 役職名 取締役社長 氏 名 田﨑 雅元　本社所在都道府県
問合せ先責任者 役職名 財務経理部長 氏 名 佐藤 禔員　兵庫県
問合せ先窓口 広 報 室 TEL (03) 3435 - 2130
中間決算取締役会開催日 平成 15年 11月 7日　中間配当制度の有無 有
単元株制度採用の有無 有（１単元 1,000 株）

1．15年 9月中間期の業績（平成 15年 4月 1日 ～ 平成 15年 9月 30日）
(1)経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 9月中間期	297,370	△ 21.6	△ 5,767	－	△ 6,822	－
14年 9月中間期	379,592	0.7	△ 6,273	－	△ 10,711	－
15年 3月期	894,715		16,335		7,437	

	中間(当期) 純利益		１株当たり中間（当期）純利益
	百万円	%	円 銭
15年 9月中間期	△ 3,438	－	△ 2.38
14年 9月中間期	△ 5,853	－	△ 4.20
15年 3月期	6,057		4.33

(注)①期中平均株式数 15年 9月中間期 1,442,783,168 株 14年 9月中間期 1,390,545,572 株 15年 3月期 1,390,477,951 株
②会計処理の方法の変更 無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	１株当たり中間配当金	１株当たり年間配当金
	円 銭	円 銭
15年 9月中間期	0.00	―
14年 9月中間期	0.00	―
15年 3月期	―	2.00

(注) 15年 9月中間期中間配当金内訳
記念配当 0 円 00 銭
特別配当 0 円 00 銭

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
15年 9月中間期	826,626	158,376	19.1	109.77
14年 9月中間期	946,848	135,247	14.2	97.26
15年 3月期	852,690	146,494	17.1	105.34

(注)①期末発行済株式数 15年 9月中間期 1,442,688,981 株 14年 9月中間期 1,390,519,392 株 15年 3月期 1,390,363,682 株
②期末自己株式数 15年 9月中間期 705,191 株 14年 9月中間期 78,244 株 15年 3月期 233,954 株

2．16年 3月期の業績予想（ 平成 15年 4月 1日 ～ 平成 16年 3月 31日 ）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通 期	760,000	6,000	4,000		

（参考） １株当たり予想当期純利益（通期） 2 円 77 銭

※上記業績予想に関する事項は、補足資料９～10ページを御覧ください。

＊単独＊

7. 個別中間財務諸表等

中間損益計算書

（単位　百万円）

科目	平成15年度中間期（平成15年４月１日から平成15年９月30日まで）	平成14年度中間期（平成14年４月１日から平成14年９月30日まで）	比較増減	平成14年度（平成14年４月１日から平成15年３月31日まで）
経常損益の部				
営業損益の部				
売上高	297,370	379,592	△ 82,222	894,715
売上原価	272,531	354,416	△ 81,885	814,947
販売費及び一般管理費	30,605	31,448	△ 843	63,432
営業利益又は営業損失(△)	△ 5,767	△ 6,273	506	16,335
営業外損益の部				
営業外収益	3,489	3,151	337	6,529
受取利息	(501)	(287)	(214)	(840)
受取配当金	(1,783)	(1,570)	(212)	(4,597)
その他	(1,204)	(1,293)	(△ 89)	(1,091)
営業外費用	4,544	7,590	△ 3,045	15,427
支払利息	(1,151)	(1,222)	(△ 70)	(2,402)
社債利息	(1,252)	(1,359)	(△ 107)	(2,705)
為替差損	(925)	(1,851)	(△ 925)	(2,495)
その他	(1,215)	(3,156)	(△ 1,940)	(7,823)
経常利益又は経常損失(△)	△ 6,822	△ 10,711	3,888	7,437
特別損益の部				
特別利益	1,105	1,311	△ 206	5,919
子会社株式売却益	(1,105)	(-)	(1,105)	(486)
退職給付信託設定益	(-)	(1,311)	(△ 1,311)	(1,902)
固定資産売却益	(-)	(-)	(-)	(3,530)
特別損失	-	923	△ 923	4,105
不動産開発事業関連損失	(-)	(923)	(△ 923)	(923)
事業構造改善費用	(-)	(-)	(-)	(3,181)
税引前中間（当期）純利益又は税引前中間純損失(△)	△ 5,717	△ 10,323	4,605	9,251
法人税、住民税及び事業税	(△ 2,279)	(△ 4,470)	(2,191)	(6,763)
法人税等調整額	(-)	(-)	(-)	(△ 3,569)
差引	△ 2,279	△ 4,470	2,191	3,193
中間(当期)純利益又は中間純損失(△)	△ 3,438	△ 5,853	2,414	6,057
前期繰越利益	10,107	8,357	1,749	8,357
利益準備金取崩額	15,997	-	15,997	-
中間（当期）未処分利益	22,666	2,504	20,161	14,415

＊単独＊

中間貸借対照表

(単位　百万円)

科目	平成15年度中間期 (平成15年9月30日現在)	平成14年度 (平成15年3月31日現在)	比較増減	平成14年度中間期 (平成14年9月30日現在)
資産の部				
流動資産	547,025	593,512	△ 46,486	669,445
現金預金	25,394	33,698	△ 8,303	28,471
受取手形	3,609	2,735	874	5,510
売掛金	172,488	268,387	△ 95,898	265,709
原材料及び貯蔵品	25,714	23,277	2,436	29,498
半成工事	-	-	-	287,963
仕掛品	248,096	211,545	36,550	-
前渡金	7,994	5,513	2,480	17,101
前払費用	313	235	77	193
繰延税金資産	11,310	7,914	3,396	14,744
短期貸付金	33,496	31,047	2,449	8,481
未収入金	12,845	9,164	3,680	9,753
未収収益	37	40	△ 3	49
その他	8,392	1,866	6,526	3,831
貸倒引当金	△ 2,668	△ 1,914	△ 753	△ 1,862
固定資産	279,600	259,178	20,422	277,403
有形固定資産	137,189	135,294	1,895	159,830
建物	42,141	41,113	1,028	47,099
構築物	7,913	7,810	102	11,940
ドック船台	-	-	-	2,102
機械装置	28,979	29,924	△ 944	39,243
船舶	26	36	△ 10	50
航空機	523	654	△ 130	275
車両運搬具	979	972	6	729
工具器具備品	12,455	12,202	253	13,403
土地	39,165	39,173	△ 7	42,642
建設仮勘定	5,003	3,406	1,597	2,343
無形固定資産	7,050	6,026	1,024	5,574
ソフトウェア	4,227	3,679	547	3,435
製造実施権	641	614	27	716
その他	2,181	1,732	449	1,422
投資その他の資産	135,359	117,857	17,502	111,997
投資有価証券	45,279	39,617	5,661	47,690
子会社株式出資金	79,490	63,730	15,759	48,500
長期貸付金	2,965	3,163	△ 198	3,798
長期繰延税金資産	327	3,923	△ 3,596	-
その他	10,911	11,735	△ 823	16,555
貸倒引当金	△ 3,614	△ 4,313	698	△ 4,547
資産合計	826,626	852,690	△ 26,064	946,848

＊単独＊

（単位　百万円）

科　　　目	平成15年度中間期 (平成15年９月30日現在)	平成14年度 (平成15年３月31日現在)	比較増減	平成14年度中間期 (平成14年９月30日現在)
負債の部				
流動負債	463,025	477,560	△　14,534	567,978
支払手形	27,492	31,759	△　4,267	45,882
買　掛　金	150,702	202,075	△　51,372	189,426
短期借入金	77,025	72,086	4,938	103,600
長期借入金（返済１年以内）	23,374	15,224	8,150	10,508
社債（償還１年以内）	30,000	10,000	20,000	10,000
転換社債（償還１年以内）	-	19,079	△　19,079	19,079
設備支払手形	1,924	799	1,124	1,210
未　払　金	7,189	9,185	△　1,995	5,031
未払費用	14,850	16,448	△　1,597	16,838
未払法人税等	34	3,608	△　3,573	37
前　受　金	112,107	77,934	34,173	148,640
預　り　金	1,946	3,147	△　1,200	2,621
前受収益	16	15	1	16
賞与引当金	9,634	11,408	△　1,774	13,041
保証工事引当金	156	481	△　325	526
事業構造改善費用引当金	1,212	2,259	△　1,047	-
そ　の　他	5,357	2,048	3,309	1,518
固定負債	205,224	228,635	△　23,411	243,622
社　　債	70,000	90,000	△　20,000	100,000
転換社債	41,286	41,286	-	41,286
長期借入金	68,195	73,155	△　4,959	62,285
長期未払金	2,303	1,136	1,166	1,169
長期繰延税金負債	-	-	-	922
退職給付引当金	22,601	21,859	741	36,570
役員退職慰労引当金	240	308	△　67	250
そ　の　他	596	889	△　292	1,137
負　債　合　計	668,250	706,196	△　37,946	811,600
資本の部				
資　本　金	81,427	81,427	-	81,427
資本剰余金	37,577	24,682	12,895	24,682
資本準備金	37,577	24,682	12,895	24,682
利益剰余金	30,221	36,471	△　6,249	24,560
利益準備金	-	15,997	△　15,997	15,997
任意積立金	7,555	6,057	1,497	6,057
特別償却積立金	494	627	△　132	627
海外投資等損失準備金	2	2	-	2
固定資産圧縮積立金	4,692	3,451	1,241	3,451
固定資産圧縮特別勘定積立金	2,365	1,975	389	1,975
中間（当期）未処分利益	22,666	14,415	8,250	2,504
株式等評価差額金	9,222	3,939	5,283	4,588
自己株式	△　73	△　25	△　47	△　10
資　本　合　計	158,376	146,494	11,881	135,247
負債・資本合計	826,626	852,690	△　26,064	946,848

＊単独＊

中間財務諸表作成のための基本となる重要な事項

1. 資産の評価基準及び評価方法

(1)有価証券

①子会社株式及び関連会社株式

移動平均法による原価法により評価している。

②その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

移動平均法による原価法により評価している。

なお、売買目的有価証券ならびに満期保有目的債券については保有していない。

(2)たな卸資産

個別法及び移動平均法による原価法により評価している。

(3)デリバティブ取引により生じる正味の債権債務

時価法により評価している。

2. 固定資産の減価償却の方法

(1)有形固定資産

定率法により償却している。ただし、平成10年４月１日以降取得した建物(建物附属設備を除く)については、定額法により償却している。

(2)無形固定資産

定額法により償却している。

3. 引当金の計上基準

(1)貸倒引当金

債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(2)賞与引当金

当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

(3)保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積に基づき計上している。

(4)事業構造改善費用引当金

前事業年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。

(5)退職給付引当金

従業員の退職給付に備え、当年度末の退職給付債務および年金資産（退職給付信託）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。

また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

(6)役員退職慰労引当金

役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。

4. 外貨建の資産及び負債の本邦通貨への換算基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））によっている。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

6. ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用している。

(2)ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権･債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

(3)ヘッジ方針

社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

(4)ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

7. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

(追加情報)

平成15年４月１日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年５月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。

補正額については現在調査中であり、当中間期末においては見積り不能であるため、当中間期においては株式交換日の直前期末日現在の同社純資産簿価に基づき株式交換の会計処理を行ない、子会社株式出資金が12,967百万円、資本準備金が12,895百万円それぞれ増加したが、補正額が確定すれば、この処理を修正する予定である。

注　記　事　項

(中間損益計算書関係)

平成15年度中間期 (平成15年４月１日から平成15年９月30日まで)

1. 当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 子会社株式売却益は、川重防災工業株式会社の株式売却益である。
3. 当中間期における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

(中間貸借対照表関係)

	平成15年度中間期 (平成15年９月30日現在)	平成14年度 (平成15年３月31日現在)	平成14年度中間期 (平成14年９月30日現在)
1. 有形固定資産に対する減価償却累計額	359,260百万円	357,321百万円	444,817百万円
2. 担保に供している資産			
有形固定資産	675百万円	681百万円	688百万円
投資有価証券	30百万円	30百万円	30百万円
3. 保証債務	62,181百万円	67,497百万円	46,847百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

平成15年度中間期（平成15年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	635	5,308	4,673
関連会社株式	1,104	2,151	1,047
合計	1,739	7,460	5,721

平成14年度（平成15年３月31日現在）

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,167	7,051	4,883
関連会社株式	324	826	502
合計	2,491	7,878	5,386

平成14年度中間期（平成14年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	2,167	9,618	7,451
関連会社株式	4,193	3,317	△　876
合計	6,361	12,935	6,574

＊単独＊

8. 受注・販売の状況（単独ベース）

2002年10月1日付けで、船舶部門とｶﾞｽﾀｰﾋﾞﾝ・機械部門のうち精機部門が分社独立した。このため、両部門の前年度受注高・売上高は前中間期のみの数値を表示しており、比較増減率は表示していない。

部門別売上高・受注高・受注残高

＜受 注 高＞　　（単位　百万円）

部門	当中間期（平成15年4月1日から平成15年9月30日まで）		前中間期（平成14年4月1日から平成14年9月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	-	-	72,709	18.9	△ 72,709	-
車両部門	83,294	27.5	70,493	18.3	12,801	18.1
航空宇宙部門	25,114	8.3	24,633	6.4	481	1.9
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	50,220	16.6	53,706	13.9	△ 3,486	-
ﾌﾟﾗﾝﾄ・環境・鉄構部門	57,970	19.2	76,038	19.7	△ 18,068	△ 23.7
汎用機部門	85,193	28.2	86,917	22.6	△ 1,724	△ 1.9
合計	301,792	100.0	384,498	100.0	△ 82,706	△ 21.5
輸出受注高	196,876	65.2	194,225	50.5	2,650	1.3

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売 上 高＞　　（単位　百万円）

部門	当中間期（平成15年4月1日から平成15年9月30日まで）		前中間期（平成14年4月1日から平成14年9月30日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	-	-	47,661	12.5	△ 47,661	-
車両部門	40,792	13.7	46,369	12.2	△ 5,576	△ 12.0
航空宇宙部門	63,121	21.2	44,800	11.8	18,320	40.8
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	60,765	20.4	75,907	19.9	△ 15,142	-
ﾌﾟﾗﾝﾄ・環境・鉄構部門	47,496	15.9	77,935	20.5	△ 30,438	△ 39.0
汎用機部門	85,193	28.6	86,917	22.8	△ 1,724	△ 1.9
合計	297,370	100.0	379,592	100.0	△ 82,222	△ 21.6
輸出売上高	125,966	42.3	181,898	47.9	△ 55,931	△ 30.7

＜受注残高＞　　（単位　百万円）

部門	当中間期（平成15年9月30日現在）		前期（平成15年3月31日現在）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶部門	-	-	-	-	-	-
車両部門	263,222	28.6	225,319	24.3	37,903	16.8
航空宇宙部門	167,749	18.2	208,023	22.4	△ 40,274	△ 19.3
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	149,815	16.3	164,233	17.7	△ 14,417	-
ﾌﾟﾗﾝﾄ・環境・鉄構部門	336,827	36.7	329,104	35.5	7,723	2.3
汎用機部門	-	-	-	-	-	-
合計	917,615	100.0	926,680	100.0	△ 9,065	△ 0.9
輸出受注残高	459,850	50.1	402,572	43.4	57,277	14.2

November 7, 2003
(Consolidated)

Kawasaki

EXHIBIT 6

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2003 and 2002 and one year ended March 31, 2003

Operating results

	Millions of yen			*Thousands of U.S. dollars*
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	**% Change**	*Six months ended Sept. 30, 2003*
Net sales	¥ **523,270**	¥ 539,691	**-3%**	*$ 4,703,551*
Operating income (loss)	**1,616**	(2,234)	—	*14,526*
Net loss	**3,396**	3,488	—	*30,526*
Net loss per share (Yen)	**2.4**	2.5		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2003	¥ **1,160,291**	¥ **180,880**	**16%**
As of March 31, 2003	1,149,161	174,585	15%
As of September 30, 2003	*$ 10,429,581*	*$ 1,625,887*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2003	¥ **125.4**	**1,442,582**
As of March 31, 2003	125.6	1,390,230
As of September 30, 2003	*$ 1.13*	—

Cash flows

	Millions of yen		*Thousands of U.S. dollars*
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	*Six months ended Sept. 30, 2003*
Operating activities	¥ **11,000**	¥ 21,068	*$ 98,876*
Investing activities	**(14,315)**	(18,932)	*(128,674)*
Financing activities	**(4,587)**	(38,324)	*(41,231)*
Cash and cash equivalents at end of year	**52,632**	54,070	*473,097*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2004	¥ 1,140,000	¥ 4,000

Notes : 1. This "FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All U.S.dollar amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥111.25=$1, the rate prevailing as of September 30, 2003, solely for the convenience of the readers.

(Consolidated)

Condensed Consolidated Balance Sheets

As of September 30, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	As of Sept. 30, 2003	As of Sept. 30, 2002	*As of Sept. 30, 2002*
Assets :			
Current assets :			
Cash on hand and in banks	¥ 54,111	¥ 55,463	$ 486,391
Receivables, less allowance	313,103	321,214	2,814,409
Inventories	392,741	415,451	3,530,257
Other current assets	46,907	50,510	421,636
Total current assets	806,862	842,638	7,252,693
Investments and long-term loans less allowance	72,783	74,068	654,228
Net property, plant and equipment	261,884	240,552	2,354,013
Intangible and other assets	18,762	15,424	168,647
Total assets	¥ 1,160,291	¥ 1,172,682	$ 10,429,581
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 229,708	¥ 221,919	$ 2,064,791
Payables	241,502	272,351	2,170,804
Advances from customers	140,441	155,872	1,262,391
Other current liabilities	79,680	66,667	716,225
Total current liabilities	691,331	716,809	6,214,211
Long-term liabilities :			
Long-term debt, less current portion	205,178	226,922	1,844,297
Others	79,155	64,177	711,505
Total long-term liabilities	284,333	291,099	2,555,802
Minority interests	3,747	5,323	33,681
Shareholders' equity :			
Common stock	81,427	81,427	731,928
Capital surplus	31,388	24,683	282,139
Retained earnings	70,742	60,559	635,883
Net unrealized gains on securities	9,326	4,836	83,829
Foreign currency translation adjustments	(11,918)	(12,029)	(107,128)
Treasury stock	(85)	(25)	(764)
Total shareholders' equity	180,880	159,451	1,625,887
Total liabilities and shareholders' equity	¥ 1,160,291	¥ 1,172,682	$ 10,429,581

Condensed Consolidated Statements of Operations

For six months ended September 30, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	**% Change**	*Six months ended Sept. 30, 2003*
Net sales	¥ 523,270	¥ 539,691	-3%	$ 4,703,551
Cost of sales	452,815	474,106		4,070,247
Gross profit	70,455	65,585		633,304
Selling, general and administrative expenses	68,839	67,819		618,778
Operating income (loss)	1,616	(2,234)	–	14,526
Other income (expenses) :				
Interest and dividend income	1,106	2,221		9,942
Equity in income of unconsolidated subsidiaries and affiliates	326	61		2,930
Interest expense	(3,941)	(5,157)		(35,425)
Other, net	(55)	(3,400)		(494)
Loss before income taxes and minority interests	948	8,509	–	8,521
Income taxes	(2,511)	5,109		(22,571)
Minority interests	63	(88)		566
Net loss	¥ 3,396	¥ 3,488	–	$ 30,526

(Consolidated)

Consolidated Statements of Cash Flows

For six months ended September 30, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002	*Six months ended Sept. 30, 2003*
Cash flows from operating activities:			
Loss before income taxes and minority interests	¥ **(948)**	¥ (8,509)	$ *(8,521)*
Depreciation and amortization	**15,796**	15,348	*141,987*
Provision for retirement and severance benefits	**2,256**	4,484	*20,279*
Accrued bonuses	**(2,801)**	709	*(25,178)*
Provision for (Reversal of) allowance for doubtful accounts	**277**	(1,403)	*2,490*
Gain (Loss) on sale of investments in subsidiaries	**(118)**	-	*(1,061)*
Gain (Loss) on sale of securities	**(413)**	38	*(3,712)*
Gain (Loss) on sale of fixed assets	**(311)**	648	*(2,796)*
Gain on contribution of securities to employee reteirement benefit tru	**-**	(1,312)	*-*
Provision for restructuring charges	**(1,047)**	-	*(9,411)*
Interest and dividend income	**(1,106)**	(2,221)	*(9,942)*
Interest expense	**3,941**	5,157	*35,425*
Changes in assets and liabilities			
Decrease (increase) in			
: Trade receivables	**80,614**	74,404	*724,620*
: Inventories	**(40,904)**	(49,120)	*(367,676)*
: Other current assets	**(8,240)**	(5,661)	*(74,067)*
Increase (decrease) in			
: Trade payables	**(51,844)**	(48,634)	*(466,013)*
: Advances received	**39,964**	44,454	*359,227*
: Other current liabilities	**(12,631)**	(3,289)	*(113,537)*
Other, net	**(810)**	1,071	*(7,283)*
Sub total	**21,675**	26,164	*194,831*
Cash received for interest and dividends	**1,726**	2,266	*15,514*
Cash paid for interest	**(3,986)**	(4,761)	*(35,829)*
Cash paid for income taxes	**(8,415)**	(2,601)	*(75,640)*
Net cash provided by operating activities	¥ **11,000**	¥ 21,068	$ *98,876*
Cash flows from investing activities:			
Increase in time deposit due more than three months	**(132)**	(174)	*(1,187)*
Acquisition of property,plant and equipment	**(14,669)**	(17,276)	*(131,856)*
Proceeds from property,plant and equipment	**1,584**	489	*14,238*
Acquisition of Intangible assets	**(2,478)**	(741)	*(22,274)*
Proceeds from Intangible assets	**12**	22	*108*
Acquisition of investment in securities	**(406)**	(876)	*(3,649)*
Proceeds from investment in securities	**819**	139	*7,362*
Increase (decrease) in short-term loans	**235**	(871)	*2,112*
Payment received on long-term loans receivable	**(34)**	(459)	*(306)*
Proceeds from collection of long-term loans receivable	**123**	408	*1,106*
Proceeds from purchase of newly consolidated subsidiaries' stock	**-**	162	*-*
Decrease in other investments	**631**	245	*5,672*
Net cash used for investing activities	¥ **(14,315)**	¥ (18,932)	$ *(128,674)*
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**13,682**	(27,537)	*122,984*
Proceeds from long-term debt	**15,675**	14,434	*140,899*
Repayment of long-term debt	**(31,007)**	(25,105)	*(278,714)*
Acquisition of treasury stock	**(62)**	(15)	*(557)*
Cash dividends paid	**(2,747)**	(1)	*(24,692)*
Cash dividends paid to minority interests	**(128)**	(100)	*(1,151)*
Net cash provided by financing activities	¥ **(4,587)**	¥ (38,324)	$ *(41,231)*
Effect of exchange rate changes	**366**	481	*3,290*
Net Decrease in cash and cash equivalents	**(7,536)**	(35,707)	*(67,739)*
Cash and cash equivalents at beginning of year	**59,837**	89,777	*537,861*
Increase due to inclusion in consolidation	**1,330**	-	*11,955*
Decrease due to exclusion from consolidation	**(999)**	-	*(8,980)*

Segment information
(a) Information by industry segment

(millions of yen)

	Six months ended September 30, 2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 51,683	¥ 780	¥ 52,463	¥ 48,606	¥ 3,857
Rolling Stock, Construction Machinery & Crushing Plant	57,885	1,585	59,470	57,995	1,475
Aerospace	69,815	983	70,798	68,727	2,071
Gas Turbines & Machinery	65,799	5,269	71,068	70,333	735
Plant & Infrastructure Engineering	50,530	5,566	56,096	61,096	(5,000)
Consumer products & Machinery	165,651	1,661	167,312	169,950	(2,638)
Other	61,907	19,605	81,512	80,267	1,245
Total	523,270	35,449	558,719	556,974	1,745
Eliminations	-	(35,449)	(35,449)	(35,320)	(129)
Consolidated total	¥ 523,270	¥ -	¥ 523,270	¥ 521,654	¥ 1,616

(millions of yen)

	Six months ended September 30, 2002				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 49,823	¥ 711	¥ 50,534	¥ 52,066	¥ (1,532)
Rolling Stock, Construction Machinery & Crushing Plant	79,423	1,197	80,620	79,633	987
Aerospace	45,657	829	46,486	45,146	1,340
Gas Turbines & Machinery	67,694	5,441	73,135	71,070	2,065
Plant & Infrastructure Engineering	80,128	10,713	90,841	95,439	(4,598)
Consumer products & Machinery	162,316	2,291	164,607	164,768	(161)
Other	54,650	18,269	72,919	73,355	(436)
Total	539,691	39,451	579,142	581,477	(2,335)
Eliminations	-	(39,451)	(39,451)	(39,552)	101
Consolidated total	¥ 539,691	¥ -	¥ 539,691	¥ 541,925	¥ (2,234)

(thousands of U.S. dollars)

	Six months ended September 30, 2003				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	*$ 464,566*	*$ 7,011*	*$ 471,577*	*$ 436,908*	*$ 34,669*
Rolling Stock, Construction Machinery & Crushing Plant	*520,315*	*14,247*	*534,562*	*521,303*	*13,259*
Aerospace	*627,551*	*8,836*	*636,387*	*617,771*	*18,616*
Gas Turbines & Machinery	*591,452*	*47,362*	*638,814*	*632,207*	*6,607*
Plant & Infrastructure Engineering	*454,202*	*50,031*	*504,233*	*549,178*	*(44,945)*
Consumer products & Machinery	*1,488,998*	*14,930*	*1,503,928*	*1,527,640*	*(23,712)*
Other	*556,467*	*176,225*	*732,692*	*721,501*	*11,191*
Total	*4,703,551*	*318,642*	*5,022,193*	*5,006,508*	*15,685*
Eliminations	*-*	*(318,642)*	*(318,642)*	*(317,483)*	*(1,159)*
Consolidated total	*$ 4,703,551*	*$ -*	*$ 4,703,551*	*$ 4,689,025*	*$ 14,526*

(Consolidated)

(b) Information by geographic area

(millions of yen)

	Six months ended September 30, 2003									
		External sales		Intersegment sales		Total sales		Operating expenses		Operating income (loss)
Japan	¥	366,350	¥	68,812	¥	435,162	¥	435,661	¥	(499)
North America		101,934		8,057		109,991		110,870		(879)
Europe		44,119		2,263		46,382		45,652		730
Asia		8,385		4,819		13,204		13,514		(310)
Other Areas		2,482		41		2,523		2,472		51
Total		523,270		83,992		607,262		608,169		(907)
Eliminations		-		(83,992)		(83,992)		(86,515)		2,523
	¥	523,270	¥	-	¥	523,270	¥	521,654	¥	1,616

(millions of yen)

	Six months ended September 30, 2002									
		External sales		Intersegment sales		Total sales		Operating expenses		Operating income (loss)
Japan		363,783	¥	78,793	¥	442,576	¥	448,631	¥	(6,055)
North America		126,182		7,984		134,166		133,803		363
Europe		37,360		1,891		39,251		38,162		1,089
Asia		10,184		3,540		13,724		13,488		236
Other Areas		2,182		62		2,244		2,161		83
Total		539,691		92,270		631,961		636,245		(4,284)
Eliminations		-		(92,270)		(92,270)		(94,320)		2,050
Consolidated total	¥	539,691	¥	-	¥	539,691	¥	541,925	¥	(2,234)

(thousands of U.S. dollars)

	Six months ended September 30, 2003									
		External sales		*Intersegment sales*		*Total sales*		*Operating expenses*		*Operating income (loss)*
Japan	$	*3,293,034*	$	*618,535*	$	*3,911,569*	$	*3,916,054*	$	*(4,485)*
North America		*916,261*		*72,422*		*988,683*		*996,584*		*(7,901)*
Europe		*396,575*		*20,342*		*416,917*		*410,355*		*6,562*
Asia		*75,371*		*43,317*		*118,688*		*121,474*		*(2,786)*
Other Areas		*22,310*		*369*		*22,679*		*22,221*		*458*
Total		*4,703,551*		*754,985*		*5,458,536*		*5,466,688*		*(8,152)*
Eliminations		*-*		*(754,985)*		*(754,985)*		*(777,663)*		*22,678*
Consolidated total	$	*4,703,551*	$	*-*	$	*4,703,551*	$	*4,689,025*	$	*14,526*

(c) Overseas sales

	(millions of yen)		**(%)**	(millions of yen)		(%)	*(Thousands of U.S. dollars)*	
	Six months ended Sept. 30, 2003			Six months ended Sept. 30, 2002			*Six months ended Sept. 30, 2003*	
		Overseas sales	**% against net sales**		Overseas sales	% against net sales		*Overseas sales*
North America	¥	**123,223**	**23.5%**	¥	152,803	28.3%	$	*1,107,622*
Europe		**70,313**	**13.4%**		51,751	9.5%		*632,027*
Asia		**29,624**	**5.7%**		40,564	7.5%		*266,283*
Other Areas		**34,291**	**6.6%**		36,310	6.7%		*308,234*
Total	¥	**257,451**	**49.2%**	¥	281,428	52.1%		*2,314,166*

(Consolidated)

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2003 and 2002

	Millions of yen				%	Thousands of U.S. dollars
	Six months ended Sept. 30, 2003		Six months ended Sept. 30, 2002		**Change**	*Six months ended Sept. 30, 2003*
Net sales :						
Shipbuilding	¥ **51,683**	***(10%)***	¥ 49,823	*(9%)*	**+4%**	*$ 464,566*
Rolling Stock, Construction Machinery & Crushing Plant	**57,885**	***(11%)***	79,423	*(15%)*	**-27%**	*520,315*
Aerospace	**69,815**	***(13%)***	45,657	*(8%)*	**+53%**	*627,551*
Gas Turbines & Machinery	**65,799**	***(13%)***	67,694	*(15%)*	**-3%**	*591,452*
Plant & Infrastructure Engineering	**50,530**	***(10%)***	80,128	*(15%)*	**-37%**	*454,202*
Consumer products & Machinery	**165,651**	***(32%)***	162,316	*(30%)*	**+2%**	*1,488,998*
Other	**61,907**	***(11%)***	54,650	*(8%)*	**+13%**	*556,467*
Total	¥ **523,270**	***(100%)***	¥ 539,691	*(100%)*	**-3%**	*$ 4,703,551*
Orders :						
Shipbuilding	¥ **46,676**	***(9%)***	¥ 75,166	*(14%)*	**-38%**	*$ 419,560*
Rolling Stock, Construction Machinery & Crushing Plant	**102,748**	***(20%)***	75,764	*(15%)*	**+36%**	*923,578*
Aerospace	**31,277**	***(6%)***	25,348	*(5%)*	**+23%**	*281,142*
Gas Turbines & Machinery	**53,364**	***(10%)***	50,106	*(12%)*	**+7%**	*479,676*
Plant & Infrastructure Engineering	**57,318**	***(11%)***	81,967	*(16%)*	**-30%**	*515,218*
Consumer products & Machinery	**165,651**	***(32%)***	162,316	*(31%)*	**+2%**	*1,488,997*
Other	**64,221**	***(12%)***	52,358	*(7%)*	**+23%**	*577,267*
Total	¥ **521,255**	***(100%)***	¥ 523,025	*(100%)*	**-%**	*$ 4,685,438*

	Millions of yen				%	Thousands of U.S. dollars
	As of Sept. 30, 2003		As of Sept. 30, 2002		**Change**	*As of Sept. 30, 2003*
Order backlog :						
Shipbuilding	¥ **162,497**	***(14%)***	¥ 212,559	*(18%)*	**-24%**	*$ 1,460,647*
Rolling Stock, Construction Machinery & Crushing Plant	**317,760**	***(28%)***	260,050	*(22%)*	**+22%**	*2,856,270*
Aerospace	**180,363**	***(16%)***	172,649	*(14%)*	**+4%**	*1,621,240*
Gas Turbines & Machinery	**136,379**	***(12%)***	168,398	*(15%)*	**-19%**	*1,225,879*
Plant & Infrastructure Engineering	**331,829**	***(28%)***	340,621	*(29%)*	**-3%**	*2,982,732*
Consumer products & Machinery	**-**	***(- %)***	-	*(- %)*	**-%**	*-*
Other	**25,294**	***(2%)***	36,477	*(2%)*	**-31%**	*227,362*
Total	¥ **1,154,122**	***(100%)***	¥ 1,190,754	*(100%)*	**-3%**	*$ 10,374,130*